one ROGERS

ROGERS COMMUNICATIONS INC.
2014 ANNUAL REPORT

CRUSBY
87

WIRELESS | CABLE | MEDIA

ROGERS™

one

ROGERS COMMUNICATIONS INC.

2014 ANNUAL REPORT

WIRELESS CABLE MEDIA

1

ROGERS COMMUNICATIONS INC.

Rogers Communications (TSX: RCI; NYSE: RCI) is a diversified Canadian telecommunications and media company. As discussed on the following pages, Rogers Communications is engaged in the telecom and media businesses through its primary reporting segments Wireless, Cable, Business Solutions and Media.

ROGERS COMMUNICATIONS

WIRELESS CABLE BUSINESS SOLUTIONS MEDIA

WIRELESS SEGMENT

The Wireless segment provides wireless voice and data communications services across Canada to approximately 9.5 million customers under the Rogers, Fido and chatr brands. Wireless is Canada’s largest wireless provider and the only national carrier operating on the combined global standard GSM/HSPA+/LTE technology platforms. Wireless is also Canada’s leader in innovative wireless services, and provides customers with the best and latest wireless devices and applications and the fastest network speeds. Wireless provides seamless wireless roaming across the U.S. and more than 200 other countries, and is the Canadian leader in the deployment of mobile commerce and machine-to-machine communications.

CABLE AND BUSINESS SOLUTIONS SEGMENTS

Cable is a leading Canadian cable services provider, whose service territory covers approximately 4.0 million homes in Ontario, New Brunswick and Newfoundland representing approximately 30% of the total Canadian cable market. Our advanced digital hybrid fibre-coax network provides market leading high-speed broadband Internet access speeds, the most innovative selection of digital television and online viewing and telephony services to millions of residential and small business customers. Together with the Business Solutions segment, it also provides scalable carrier-grade business telecom, networking, hosting and managed data services, and IP connectivity and solutions to medium and large enterprise, government and carrier customers.

MEDIA SEGMENT

Media is Canada’s premier destination for category-leading television and radio broadcasting, sports entertainment, publishing, and digital media properties. Television assets include the national City network which reaches approximately 80% of Canadians, five OMNI Television multilingual channels, seven regional and national Sportsnet channels, as well as specialty channels FX, FXX, OLN and G4. Media also owns The Shopping Channel, Canada’s only nationally televised and online shopping service. It operates more than 50 Canadian radio stations, publishes 40+ well known consumer and business magazines, and owns a suite of digital media properties including Next Issue. Media owns the Toronto Blue Jays Baseball Club and Rogers Centre, holds a 37.5% investment in Maple Leaf Sports & Entertainment, owner of Toronto Maple Leafs, Toronto Raptors and Toronto FC, and a 50% interest in streaming subscription video on demand (SVOD) service shomi.

2

AT A GLANCE

REVENUE ($ IN BILLIONS)

Year	Revenue
2014	12.9
2013	12.7
2012	12.5

ADJUSTED OPERATING PROFIT ($ IN BILLIONS)

Year	Adjusted Operating Profit
2014	5.0
2013	5.0
2012	4.8

2014 CONSOLIDATED REVENUE [1]
$12.9 BILLION

$12.9
BILLION
WIRELESS 56%
CABLE 27%
MEDIA 14%
BUSINESS SOLUTIONS 3%

[1] Includes elimination of intersegment revenues

REVENUE ($ IN BILLIONS)

Year	Revenue
2014	7.3
2013	7.3
2012	7.3

ADJUSTED OPERATING PROFIT ($ IN BILLIONS)

Year	Adjusted Operating Profit
2014	3.2
2013	3.2
2012	3.1

2014 REVENUE
$7.3 BILLION

$7.3
BILLION
DATA 48%
POSTPAID VOICE 42%
EQUIPMENT 8%
PREPAID VOICE 2%

REVENUE ($ IN BILLIONS)

Year	Business Solutions	Cable
2014	0.38	3.5
2013	0.37	3.5
2012	0.35	3.4

BUSINESS SOLUTIONS / CABLE

ADJUSTED OPERATING PROFIT ($ IN BILLIONS)

Year	Business Solutions	Cable
2014	0.12	1.7
2013	0.11	1.7
2012	0.09	1.6

BUSINESS SOLUTIONS / CABLE

2014 REVENUE
$3.9 BILLION

$3.9
BILLION
TELEVISION 45%
INTERNET 33%
PHONE 12%
BUSINESS SOLUTIONS 10%

REVENUE ($ IN BILLIONS)

Year	Revenue
2014	1.8
2013	1.7
2012	1.6

ADJUSTED OPERATING PROFIT ($ IN BILLIONS)

Year	Adjusted Operating Profit
2014	0.13
2013	0.16
2012	0.19

2014 REVENUE
$1.8 BILLION

$1.8
BILLION
TELEVISION 47%
THE SHOPPING CHANNEL 16%
SPORTS ENTERTAINMENT 13%
RADIO 13%
PUBLISHING 11%

AT A GLANCE

REVENUE

ADJUSTED OPERATING PROFIT

2014 CONSOLIDATED REVENUE 1

($ IN BILLIONS)

($ IN BILLIONS)

$12.9 BILLION

2014

12.9

2014

5.0

WIRELESS 56%

CABLE 27%

2013

12.7

2013

5.0

$12.9

BILLION

MEDIA 14%

2012

12.5

2012

4.8

BUSINESS

SOLUTIONS 3%

1	Includes elimination of intersegment revenues

REVENUE ADJUSTED OPERATING PROFIT 2014 REVENUE

($ IN BILLIONS) ($ IN BILLIONS) $7.3 BILLION

2014 7.3 2014 3.2 DATA 48%

POSTPAID VOICE 42%

2013 7.3 2013 3.2 $7.3

BILLION

2012 7.3 2012 3.1 EQUIPMENT 8%

PREPAID VOICE 2%

REVENUE ADJUSTED OPERATING PROFIT 2014 REVENUE

($ IN BILLIONS) ($ IN BILLIONS) $3.9 BILLION

2014 0.38 3.5 2014 0.12 1.7 TELEVISION 45%

INTERNET 33%

2013 0.37 3.5 2013 0.11 1.7 $3.9

BILLION

PHONE 12%

2012 0.35 3.4 2012 0.09 1.6 BUSINESS

SOLUTIONS 10%

BUSINESS SOLUTIONS / CABLE BUSINESS SOLUTIONS / CABLE

REVENUE ADJUSTED OPERATING PROFIT 2014 REVENUE

($ IN BILLIONS) ($ IN BILLIONS) $1.8 BILLION

TELEVISION 47%

2014 1.8 2014 0.13 THE SHOPPING

CHANNEL 16%

SPORTS

ENTERTAINMENT 13%

2013 1.7 2013 0.16 $1.8

BILLION RADIO 13%

2012 1.6 2012 0.19 PUBLISHING 11%

3

T A

L A

NC E

Our Business

Rogers Communications Inc. is a diversified Canadian telecommunications and media company. In Wireless we are Canada’s largest wireless voice and data telecommunications services provider and the country’s only national carrier operating on the combined world standard GSM/HSPA+/ LTE technology platforms. Our Cable segment is a leading Canadian cable services provider, offering high-speed Internet access, television, and telephony products, and together with our Business Solutions segment, provides business telecom, networking, hosting, managed services and IP solutions to small, medium and large enterprise, government and carrier customers. Our Media segment is Canada’s premier group of category-leading broadcast, specialty, print and online media assets, with businesses in radio and television broadcasting, televised shopping, sports entertainment, magazine and trade journal publishing and digital media. Our Class B common shares actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.3 million shares. In addition, our Class A shares trade on the TSX. Dividends are the same on both classes of shares and have been increased in each of the past 12 years. In 2014, each share paid an annualized dividend of $1.83, which our Board recently announced has been increased by 5% to $1.92 per share for 2015. We are included in the S&P/TSX 60 Index of the largest publicly traded companies in Canada.

Financial Highlights 2014 FOR A DETAILED DISCUSSION OF OUR FINANCIAL AND OPERATING METRICS AND RESULTS,

PLEASE SEE THE ACCOMPANYING MANAGEMENT’S DISCUSSION AND ANALYSIS LATER IN THIS REPORT.

2014 CONSOLIDATED REVENUE AND ADJUSTED OPERATING PROFIT PROFILE

REVENUE ADJUSTED OPERATING PROFIT

WIRELESS 56% WIRELESS 63%

CABLE 27%

$12.9 $5.0 CABLE 32%

BILLION BILLION

MEDIA 14% MEDIA 3%

BUSINESS SOLUTIONS 3% BUSINESS SOLUTIONS 2%

(IN MILLIONS OF DOLLARS, EXCEPT MARGINS, PER SHARE

AMOUNTS, SUBSCRIBER AND EMPLOYEE DATA) 2014 2013 2012 2011 2010

Revenue 12,850 12,706 12,486 12,346 11,999

Adjusted operating profit 1 5,019 4,993 4,834 4,739 4,668

Adjusted operating profit margin 1 39% 39% 39% 38% 39%

Adjusted net income 1 1,532 1,769 1,781 1,736 1,704

Adjusted diluted earnings per share 1 $2.96 $3.42 $ 3.41 $3.17 $ 2.94

Annualized dividend rate at year-end $ 1.83 $1.74 $1.58 $ 1.42 $ 1.28

Total assets 26,522 23,601 19,618 18,362 17,033

Long-term debt (includes current portion) 14,787 13,343 10,789 10,034 8,654

Shareholders’ equity 5,481 4,669 3,768 3,572 3,760

Market capitalization of equity 23,435 24,903 23,346 20,736 19,435

Wireless subscribers (000s) 9,450 9,503 9,437 9,335 8,977

Internet subscribers (000s) 2,011 1,961 1,864 1,793 1,686

Television subscribers (000s) 2,024 2,127 2,214 2,297 2,305

Cable telephony subscribers (000s) 1,150 1,153 1,074 1,052 1,003

Number of employees (approximate) 27,000 28,000 27,000 29,000 28,000

1 For a definition of these measures (which are “Non-GAAP”) see “Non-GAAP Measures” in Management’s Discussion and Analysis.

4

Delivering on Our Commitments in 2014

ROGERS 3.0

WHAT WE SAID: Develop and implement a plan to overhaul the customer experience and accelerate growth.

GO TO MARKET AS ONE ROGERS

WHAT WE SAID: Re-establish our growth by better leveraging our assets and consistently executing as One Rogers.

WHAT WE DID: Developed a plan to leverage all Rogers' assets to increase customer loyalty, with the NHL and shomi roll-out successes as point of proof.

FREE CASH FLOW GENERATION

WHAT WE SAID: Deliver another year of significant consolidated free cash flow.

WHAT WE DID: Generated $1.4 billion of free cash flow in 2014, supporting the significant investments and cash we returned to shareholders during the year.

DIVIDEND GROWTH

WHAT WE SAID: Increase cash returns to shareholders consistently over time.

WHAT WE DID: Increased the annualized dividend per share 5% from $1.74 to $1.83 in 2014. Further increased the dividend by 5% to $1.92 in January 2015.

FAST AND RELIABLE NETWORKS

WHAT WE SAID: Maintain Rogers leadership in network technology and innovation.

DATA REVENUE GROWTH

WHAT WE SAID: Generate strong wireless and broadband data growth consistent with our data usage monetization strategy.

WHAT WE DID: Grew wireless and broadband data revenues by 10% and 7%, respectively over 2013 levels.

HIGHER VALUE WIRELESS SUBSCRIBERS

WHAT WE SAID: Continue the growth in our smartphone subscriber base to drive wireless data revenue and ARPU.

WHAT WE DID: Activated over 2.6 million smartphones and shifted wireless subscriber growth to higher ARPU 'Share Everything' service plans.

EVOLVE AND ENHANCE TELEVISION PLATFORM

WHAT WE SAID: Invest in the evolution of our current TV platform and extend our video offerings to new platforms.

WHAT WE DID: Enhanced and expanded NextBox3.0 superior TV experience and launched complimentary shomi subscription video on demand OTT service.

2014 ACHIEVEMENTS AGAINST GUIDANCE [1]

(IN MILLIONS OF DOLLARS)	2014 GUIDANCE			2014 ACTUALS	ACHIEVEMENT
Consolidated Guidance					
Adjusted operating profit [2]	5,000	to	5,150	**5,019**	✔
Additions to property, plant and equipment	2,275	to	2,375	**2,366**	✔
Free cash flow [2]	1,425	to	1,500	**1,437**	✔

✖ Missed ✔ Achieved ★ Exceeded

Contents

2 Message to Shareholders
4 Overhaul the Customer Experience
6 Drive Growth in the Business Market
8 Invest In and Develop Our People
10 Deliver Compelling Content Everywhere
12 Focus on Innovation and Network Leadership
14 Go to Market as One Rogers
16 Good Corporate Citizenship
18 Corporate Governance
20 Directors and Senior Executive Officers
22 Why Invest in Rogers
24 Management's Discussion and Analysis
87 Management's Responsibility for Financial Reporting
87 Independent Auditors' Report
88 Consolidated Statements of Income
89 Consolidated Statements of Comprehensive Income
90 Consolidated Statements of Financial Position
91 Consolidated Statements of Changes in Shareholders' Equity
92 Consolidated Statements of Cash Flows
93 Notes to Consolidated Financial Statements
132 Glossary of Selected Industry Terms and Helpful Links
134 Corporate and Shareholder Information

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

Delivering on Our Commitments in 2014

ROGERS 3.0 GO TO MARKET AS FREE CASH FLOW DIVIDEND

ONE ROGERS GENERATION GROWTH

WHAT WE SAID: Develop and WHAT WE SAID: Re-establish our WHAT WE SAID: Deliver another WHAT WE SAID: Increase cash implement a plan to overhaul the growth by better leveraging our year of significant consolidated returns to shareholders customer experience and assets and consistently executing free cash flow. consistently over time.

accelerate growth. as One Rogers.

WHAT WE DID: Generated WHAT WE DID: Increased the

WHAT WE DID: Unveiled a multi- WHAT WE DID: Developed a $1.4 billion of free cash flow in annualized dividend per share year plan to lay the groundwork plan to leverage all Rogers’ assets 2014, supporting the significant 5% from $1.74 to $1.83 in 2014.

to reaccelerate revenue and cash to increase customer loyalty, with investments and cash we returned Further increased the dividend flow growth relative to peers. the NHL and shomi roll-out to shareholders during the year. by 5% to $1.92 in January 2015.

successes as point of proof.

FAST AND RELIABLE DATA REVENUE HIGHER VALUE EVOLVE AND ENHANCE

NETWORKS GROWTH WIRELESS SUBSCRIBERS TELEVISION PLATFORM

WHAT WE SAID: Maintain Rogers WHAT WE SAID: Generate strong WHAT WE SAID: Continue the WHAT WE SAID: Invest in the

leadership in network technology wireless and broadband data growth in our smartphone evolution of our current TV and innovation. growth consistent with our data subscriber base to drive wireless platform and extend our video usage monetization strategy. data revenue and ARPU. offerings to new platforms.

WHAT WE DID: Acquired 24 MHz

of contiguous 700 MHz spectrum WHAT WE DID: Grew wireless WHAT WE DID: Activated over WHAT WE DID: Enhanced and and was again named both the and broadband data revenues 2.6 million smartphones and expanded NextBox3.0 superior fastest wireless network and the by 10% and 7%, respectively over shifted wireless subscriber growth TV experience and launched fastest broadband ISP in Canada 2013 levels. to higher ARPU ‘Share Everything’ complimentary shomi subscription by PCMag.com. service plans. video on demand OTT service.

ROGERS 3.0 GO TO MARKET AS FREE CASH FLOW DIVIDEND

ONE ROGERS GENERATION GROWTH

WHAT WE SAID: Develop and WHAT WE SAID: Re-establish our WHAT WE SAID: Deliver another WHAT WE SAID: Increase cash implement a plan to overhaul the growth by better leveraging our year of significant consolidated returns to shareholders customer experience and assets and consistently executing free cash flow. consistently over time.

accelerate growth. as One Rogers.

WHAT WE DID: Generated WHAT WE DID: Increased the

WHAT WE DID: Unveiled a multi- WHAT WE DID: Developed a $1.4 billion of free cash flow in annualized dividend per share year plan to lay the groundwork plan to leverage all Rogers’ assets 2014, supporting the significant 5% from $1.74 to $1.83 in 2014.

to reaccelerate revenue and cash to increase customer loyalty, with investments and cash we returned Further increased the dividend flow growth relative to peers. the NHL and shomi roll-out to shareholders during the year. by 5% to $1.92 in January 2015.

successes as point of proof.

FAST AND RELIABLE DATA REVENUE HIGHER VALUE EVOLVE AND ENHANCE

NETWORKS GROWTH WIRELESS SUBSCRIBERS TELEVISION PLATFORM

WHAT WE SAID: Maintain Rogers WHAT WE SAID: Generate strong WHAT WE SAID: Continue the WHAT WE SAID: Invest in the

leadership in network technology wireless and broadband data growth in our smartphone evolution of our current TV and innovation. growth consistent with our data subscriber base to drive wireless platform and extend our video usage monetization strategy. data revenue and ARPU. offerings to new platforms.

WHAT WE DID: Acquired 24 MHz

of contiguous 700 MHz spectrum WHAT WE DID: Grew wireless WHAT WE DID: Activated over WHAT WE DID: Enhanced and and was again named both the and broadband data revenues 2.6 million smartphones and expanded NextBox3.0 superior fastest wireless network and the by 10% and 7%, respectively over shifted wireless subscriber growth TV experience and launched fastest broadband ISP in Canada 2013 levels. to higher ARPU ‘Share Everything’ complimentary shomi subscription by PCMag.com. service plans. video on demand OTT service.

Contents

2	Message to Shareholders 20 Directors and Senior Executive Officers 90 Consolidated Statements of

Financial Position

4	Overhaul the Customer Experience 22 Why Invest in Rogers

91 Consolidated Statements of

6	Drive Growth in the Business Market 24 Management’s Discussion and Analysis Changes in Shareholders’ Equity
8	Invest In and Develop Our People 87 Management’s Responsibility for 92 Consolidated Statements of Cash Flows

Financial Reporting

10 Deliver Compelling Content Everywhere 93 Notes to Consolidated Financial Statements

87 Independent Auditors’ Report

12 Focus on Innovation and Network Leadership 132 Glossary of Selected Industry Terms

88 Consolidated Statements of Income

14 Go to Market as One Rogers and Helpful Links

89 Consolidated Statements of

16 Good Corporate Citizenship 134 Corporate and Shareholder Information

Comprehensive Income

18 Corporate Governance

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

5

THE PRESIDENT AND CEO

FELLOW SHAREHOLDERS,

Priority one as I settled into the CEO role was to undertake extensive information gathering and begin building the foundations for our new strategy. I spent much of the first three months of 2014 crisscrossing the country meeting with and listening to employees, customers and external stakeholders, including suppliers, regulators, politicians and investors.

People were eager to speak, and this “Listening Tour” gave me an opportunity to hear the thoughts of many stakeholders. There were many positives. Rogers has much strength to build upon. We have enviable assets such as considerable spectrum holdings, broadband networks, great media content, a motivated and innovative workforce, a strong balance sheet and cash flow, and a track record of growing shareholder returns.

I also listened as people described our challenges. I heard that our customer service needed to be improved and that our processes and procedures were in many instances unnecessarily complicated. I heard that we lacked a clear vision and accountabilities were often missing within the organization, that our go-to-market discipline was wanting, product differentiation was not compelling, brand identities and advertising weren’t as clear and effective as they could be, and employee training and tools needed to be enhanced.

The thousands of ideas and suggestions gained from this “Listening Tour” were then distilled down to form the overarching priorities which I finalized and shared with Rogers’ Board of Directors late in the spring. Rogers 3.0 is a multi-year plan that will significantly enhance customer experience, simplify and increase accountability across the business, improve our agility, and re-accelerate growth in revenue and cash flows relative to our competitors. Rogers 3.0 is now up and running, and gaining momentum.

Our Rogers 3.0 plan is built on seven core pillars. We’ll explore these and our progress in more detail later in this report. These pillars are:

Be a Strong Canadian Growth Company

This is all about re-accelerating Rogers’ growth, especially relative to our peers. While Rogers’ growth has slowed in recent years, I believe we can return to growth again. It’s not going to happen in weeks, or even months; it’s going to happen over a series of quarters. In 2014, we laid a firm foundation and began to execute under our Rogers 3.0 plan.

Overhaul the Customer Experience

If there’s one thing I heard loud and clear from our customers, it’s that we need to improve the customer experience. This is a key part of our Rogers 3.0 plan but it will take time. We’ll start by creating a much more consistent experience for our customers whether it’s on the phone, in the store, in the home or online. In 2014 we started by creating one single Customer Experience team reporting directly to me. We are starting to make strides in this area. Rogers’ customer complaints are down more than 30% from last year in the CCTS (Commissioner for Complaints for Telecommunications Services) annual report.

Drive Growth in the Business Market

Enterprise will be a key part of our growth story. It holds signi cant untapped opportunities and our assets uniquely position us to succeed, yet we are currently under-indexed in this growing portion of the market. In 2014 we brought previously separate enterprise-serving teams together. This single unit has a full array of business-focused solutions from across Rogers’ various product sets, greatly enhancing our ability to attract and serve business customers.

Invest In and Develop our People

We will make sure that our employees have the right training, development and work environment. Taking care of our people has always been central at Rogers, but the truth is that we haven’t been investing sufficiently in their training and tools; this is particularly true with front-line and customer-facing staff. However, things are changing and we’re clearly on the right track. In November, Rogers was recognized as one of Canada’s Top 100 Employers under an annual survey of 3,250 companies.

Deliver Compelling Content Everywhere

Rogers has an exceptional and enviable stable of content, but we need to better leverage these assets to continue creating differentiation and compelling customer value propositions across the company. In 2014, we had some early successes in delivering compelling content everywhere: we launched Rogers NHL GameCentre Live, shomi, our online video product, and announced our joint agreement with VICE Media.

Focus on Innovation and Network Leadership

Rogers has always led the industry in innovation and our wireless and broadband networks are some of the most advanced in the world. We will double down on innovation, by providing more “oxygen” to fewer but higher impact projects already well underway. We are known for deploying

A MESSAGE FROM THE PRESIDENT AND CEO

2	ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT
6

world-class networks and that will not change either, as we continue investing to stay ahead of the game. We made significant investments in spectrum to secure the pole position of our networks and future-proof them against our customers’ increasing demands. Finally, we introduced Roam Like Home, a new technology that lets our customers use the Internet, make calls and send emails in the U.S. just like they would at home with their Share Everything plan.

Go to Market as One Rogers

Lastly, we will increasingly go to market as One Rogers. We have created a single unit to better nurture our brands and manage advertising across the organization; you’ve likely already seen some of our new 2014 advertising enhancing the Rogers brand. You can expect much more of this in 2015. We’ll also go to market with our products and services in more disciplined and coordinated ways. At the same time, we’ll work more closely internally to cross-sell, up-sell and much better leverage our compelling content. Working as One Rogers will allow us to deliver on our promise of a better customer experience and further differentiation of our offerings in the market.

Going Forward

To summarize, I spent the first three months of 2014 listening and learning from our customers, employees and shareholders. I used this feedback to build the Rogers 3.0 plan and then we reorganized the entire company around the customer and our seven priorities. In the fourth quarter we began to introduce new commercial propositions as part of our Rogers 3.0 plan. As part of the re-organization we’ve eliminated bureaucracy and attened the management structure to create a far more agile and customer responsive organization. We’re reinvesting the savings generated from this effort to help fund the many new initiatives we’re putting in place to reaccelerate our growth.

As part of our reorganization, we were fortunate to attract several best-in-class leaders; new additions to Rogers executive leadership team include Chief Customer Officer, Consumer Business Unit President, Enterprise Business Unit President, Chief Strategy Officer and Chief Corporate Affairs

Officer. These customer-focused leaders bring global best practices and have proven success transforming organizations. Just as importantly, they really understand technology and where it’s going.

Rogers 3.0 is now up and running, the team is set and it’s all about execution. As I said at the start, this is a multi-year plan that will fundamentally transform how Rogers executes and will restore our proud tradition of growth. This won’t happen overnight. While we made a lot of changes this year, there is a lot of execution in front of us, but we are clearly now on the right track.

Looking ahead to 2015, we will continue to improve the customer experience and track those improvements through meaningful statistics such as “Net Promoter Score”. These changes will arise out of how we serve customers and provide them with simpler, more streamlined offerings they will love. We will also continue to invest in and improve our best-in-class networks and people. You should see a continuation of our LTE expansion and roll-out of our “beach-front” 700MHz spectrum, enhancements in our cable offerings, and more training, tools and workplace enhancements for our employees.

“The mindset of this company is about winning. The history of this company is about winning.

Our plan going forward is not about creating a new DNA; it’s about taking the formidable assets we already possess and executing like never before as One Rogers to make winning a reality again.”

We expect that 2015 will also bring organic growth in financial results, across all of our segments and in the roll-out of other innovative products and services. This growth will be recognized in revenue as well as through other value-based metrics we will use to show our progress. Innovation can be expected across all our businesses and in many different forms.

I look forward to reporting back as we progress and win, and to continue to serve you, our shareholders.

Thank you for your continued business, investment and support.

GUY LAURENCE

PRESIDENT AND CHIEF EXECUTIVE OFFICER

ROGERS COMMUNICATIONS INC.

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 3

7

OUR CORE PILLARS OVERHAUL THE CUSTOMER EXPERIENCE

AT ROGERS, WE UNDERSTAND THAT DELIVERING EXCELLENT CUSTOMER SERVICE IS AS IMPORTANT AS PROVIDING INNOVATIVE PRODUCTS, SERVICES, AND THE FASTEST AND MOST RELIABLE NETWORKS.

While our customers commend us for our products and innovation, we would be the first to admit that we haven’t consistently met our customers’ expectations for excellent service. That is why customer service is a core pillar of our Rogers 3.0 strategy. We are committed to improving customer experience and have started the journey to do so.

Many companies talk about improving the customer experience in aspirational terms. Here at Rogers, we are undertaking a complete bottoms-up review and reset of nearly every touchpoint our customers have across the business.

In order to give this critical initiative the focus and resources it requires, we have brought customer service together as a distinct team within Rogers; it has more than 9,000 dedicated employees spanning all customer touchpoints reporting directly to our Chief Executive Officer. We’ve hired Deepak Khandelwal from Google Inc. as Rogers’ first Chief Customer Officer.

This new team has already implemented specific tactics to build momentum quickly and we are measuring our progress with proven metrics that are already embedded in performance targets across the organization.

Overhauling how we deliver customer service won’t happen overnight. It is not simply a matter of hiring more call centre staff. It’s a fundamental rethink, from a customer-centric perspective, of all of our underlying processes, policies, plans and systems. Our teams of operational experts are unraveling and documenting thousands of commercial policies, processes and procedures accumulated over decades of rapid growth. While these individual xes made sense when introduced, the complexity they’ve created as they’ve accumulated over time often prevents us from doing the right thing for our customers and has detracted from our ability to be efficient, flexible and agile.

As we unravel, rationalize and simplify these commercial policies, processes and procedures, we will institutionalize them into our IT systems. Just as importantly, we’re investing deeply in training and development, so our frontline employees can deliver consistently positive customer experiences. Finally, we’re committed to making sure our customers find our plans simple and easy to understand, and that our product interfaces are intuitive and user-friendly.

Part of consistently delivering an excellent customer experience means thoroughly understanding our different customer groups’ unique needs. Addressing these diverse needs requires fiexibility and agility. Increasingly, customers will prefer to do more over the web, though some still will want to speak with a representative by phone or face-to-face in a retail location. Technology has enabled our industry to present more and more web-based and app-based care capabilities so customers can self-serve instead of calling or visiting one of our locations. We’re working hard to deploy more and simpler online self-service options so customers can make the changes they want, wherever and whenever it’s most convenient for them, all while increasing operating efficiencies and reducing costs for Rogers. Of course there will always be customers who will contact our call centre because they are most comfortable with a human interface. We understand that different customers have varying needs, so we will cater to all customer groups through capabilities, policies and customer experiences unifi ed across all channels and touchpoints.

Customer experience is a journey and not a destination; customer needs and preferences are always changing and our job is to lead and anticipate these changes. The history and mindset of our company is about innovation and winning. Winning the hearts and minds of our millions of customers as we go forward is at the top of our priority list.

4	ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT
8

Overhaul the CUSTOMER EXPERIENCE

ROGERS

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

Overhaul CUSTOMER the

EXPERIENCE

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

OUR CORE PILLARS DRIVE GROWTH IN THE BUSINESS MARKET

Over time, Rogers has built a portfolio of assets designed to provide businesses with a mix of wireless, broadband, telephony and data centre solutions. Until recently, however, Rogers delivered those solutions in a somewhat fragmented manner because different business-focused products and types of customers were served by different parts of the company. As a result, Rogers is under-indexed against the Canadian incumbents in this large and growing market. In the second half of 2014, Rogers consolidated the various product, marketing, sales and service functions serving our business customers into a single enterprise-focused business unit.

By bringing together these various functions and capabilities into a single enterprise-focused business unit, Rogers will be better equipped to drive increased revenue and reduced cost while also improving customer experience. On the revenue side, the combined product suite of these units will better meet the telecommunications needs of businesses of all sizes which demand increased reliability, scalability, security and a wider array of value added services including hosting and storage. We will improve the customer experience while also growing revenue through a unified go-to-market and sales organization that understands the end-to-end needs of business customers of all sizes and can offer and service integrated solutions to meet their needs. Finally, this new structure achieves cost-effectiveness through the integration of all marketing, sales, service and product development functions into one business unit. This will allow us to leverage a substantial combined set of expertise and capabilities to help Canadian businesses become more productive and successful.

In 2014, we entered into a Partner Market Agreement with Vodafone Group, one of the world’s largest telecommunications companies. Among this agreement’s many benefits is access to Vodafone’s global scale and extensive experience in serving the

THE TELECOMMUNICATIONS NETWORK, DATA CENTRE AND ADJACENT SERVICES MARKET IN CANADA REPRESENTS OVER

$20 BILLION IN REVENUES AND IS EXPECTED TO GROW TO

APPROXIMATELY $25 BILLION BY 2017.

This growth will be predominantly driven by the increased demand for data transmission and a migration to next generation technologies that deliver faster and enhanced services, many of which are hosted in the cloud.

enterprise market. The agreement also gives Rogers access to a number of new products, services and applications to help accelerate our growth in the business market.

Specific to smaller enterprises, Rogers offers custom solutions that use our cable and wireless networks to provide telephony and broadband connectivity both at the office and when on the road. We will continue to enhance these solutions with cloud-based applications and storage by leveraging our increasing strength in the data centre space.

For larger enterprises, we offer a suite of carrier-class next-generation Ethernet and IP-based commercial services over our bre optic footprint which connects thousands of office buildings; we also have state-of-the-art data centres located across Canada that provide colocation, hosting and cloud-based services. We integrate these solutions with our nationwide wireless network and solutions to provide seamless voice and data connectivity for businesses no matter where their employees travel. Rogers also offers Canada’s leading suite of wireless machine-to-machine solutions (M2M), which enable businesses to create supply chain and operational efficiencies by leveraging the rapidly expanding “Internet of Things”. Complementing our extensive M2M solutions portfolio is our wide array of emerging mobile commerce technologies, which Rogers has pioneered.

Our history of innovation, best-in-class networks and commitment to helping our customers realize the possibilities of wireless, broadband and IP telecommunications technology makes Rogers the right partner for Canadian businesses of all sizes looking to make the most of an exciting, connected future. The business market is a key focus for us going forward and we are confident that Rogers is well positioned with the right capabilities and structure to deliver on this significant growth opportunity.

6	ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Drive Growth BUSINESS in the

MARKET

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 7

OUR CORE PILLARS INVEST IN AND DEVELOP OUR PEOPLE

ROGERS HAS AN UNMATCHED MIX OF NETWORK, CONTENT AND BRAND ASSETS, BUT THE TALENT AND COMMITMENT OF OUR 27,000 EMPLOYEES IS OUR GREATEST RESOURCE AND IS FUNDAMENTAL TO OUR FUTURE SUCCESS.

Our people are the heartbeat of our business. Without an engaged and enabled workforce, we will not be successful in achieving our goals. Rogers’ employees have always demonstrated a great passion for our customers, our communities and for our business. Together, we have created a culture that attracts the best talent in Canada.

This is refiected in the numerous employer awards that Rogers earned in 2014, including: one of Canada’s Top 100 Employers for the second straight year, Canada’s Top Employer for Young People for the fifth straight year, Canada’s Best Diversity Employer, and one of Greater Toronto’s Top Employers.

Despite this recognition, we know that there is significant opportunity to better support and channel the passion and energy of our employees. While our people are key to our success, we haven’t been investing enough in the tools that we give them and we haven’t provided many of them with sufficient training and development, particularly portions of our frontline staff. We are therefore accelerating the investment in our people, both in terms of how we train them and in the systems and workplaces we provide them. Employee empowerment, training and tools are essential to the delivery of exceptional customer service, to the success of the Rogers 3.0 plan and to the organization overall.

In addition, we are upgrading every element of our recruiting and onboarding programs. Not only must we ensure that we are attracting the right candidates with the right skills and values for long-term success; our onboarding programs must also be enhanced to ensure new employees are better armed with the skills and knowledge needed to succeed at Rogers before being “released” into the business. This will ensure new employees are set up for success with their teams and customers right from the start.

Our soon-to-be-implemented onboarding program for all employees comprises training on the history of the company, our culture, how we work and the behavior we expect. New employees will also be better trained on who our customers are and the range of products and services we provide. Once fully implemented, this will provide enhanced service for our customers along with better job satisfaction for our valued employees.

Together, these and our many related initiatives, including those which clearly define accountabilities for positions at every level of the company, will ensure that our employees are optimally engaged, committed and empowered.

To help foster employee passion, we also have an employee volunteer program that encourages participation in the Rogers Youth Fund which partners with local charities like the Boys & Girls Clubs of Canada to give at-risk youth a brighter future through education. Each of our employees can spend one work day a year volunteering, either for the Youth Fund or for a registered charity that’s important to them. We also have the “Walk a Mile” program that allows our employees to experience work in customer-facing parts of this business, such as at a retail store or as a ride-along with a cable technician.

These are important investments in the development and support of our greatest assets. We know that when our employees succeed, Rogers succeeds.

8	ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Invest In and Develop

OUR PEOPLE

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 9

OUR CORE PILLARS DELIVER COMPELLING CONTENT EVERYWHERE

CANADIANS TODAY ARE CONSUMING ENTERTAINMENT, NEWS AND SPORTS CONTENT IN MORE WAYS AND ON MORE DEVICES THAN EVER BEFORE. WITH SEEMINGLY UNLIMITED OPTIONS AVAILABLE, CANADIANS CAN NOW GET THE INFORMATION AND ENTERTAINMENT THEY WANT WHEREVER, WHENEVER AND HOWEVER BEST SUITS THEIR LIFESTYLE.

Rogers has led the way in Canada with our world-class networks and our stable of leading entertainment services like Rogers Anyplace TV, Rogers NHL GameCentre LIVE with GamePlus, shomi, Next Issue Canada and a host of others.

We will continue to deliver even more compelling content wherever our customers want it. A prime example is our late 2013 acquisition of the exclusive rights to national NHL content in Canada for all televised, online and wireless delivery. We are now bringing more games to more Canadians in more ways than ever before; these games are available to Canadians on almost every platform imaginable.

This exciting new world of content delivery is enabled by Rogers’ industry-leading wireless and broadband networks, through which we distribute our category-leading content assets virtually everywhere. Rogers has some of the most popular sports, television, radio, digital and print assets in Canada; these assets reach nearly 90% of Canadians every week and at the same time increasingly add value to our core Wireless and Cable businesses. Our Sportsnet specialty network provides the best in sports programming across Canada through its four regional channels and its nationally distributed Sportsnet ONE, Sportsnet World and Sportsnet 360 channels. Rogers owns the seven-station City network which broadcasts local, urban-oriented news programming, and Canadian and U.S. prime-time entertainment in the largest Canadian markets, and also owns the multilingual OMNI news, information and entertainment channels for the country’s ethnic communities. Rogers also provides award-winning programming on its FX, FXX, OLN and G4 specialty TV channels. Through these broadcast assets and wireless and broadband networks, Rogers is bringing Canadians the most extensive line-up of NHL games and related content ever seen.

In addition, Rogers also unveiled the largest, most advanced hockey broadcast production studio in the world at 11,000 square feet, delivering three live NHL broadcasts for three different networks at one time. We brought together a dream team of the game’s best hockey hosts, commentators and analysts including George Stroumboulopoulos, host of Hockey Night in Canada; Ron MacLean, host of Rogers Hometown Hockey; and Don Cherry on Coach’s Corner. Also, the Rogers Hometown Hockey tour was launched to bring the full NHL experience to 25 cities across Canada, including its mobile broadcast studio plus fun hockey activities, NHL alumni, local bands and great prizes. We lifted more online blackouts and brought fans 50 per cent more live games with the launch of Rogers NHL GameCentre Live, an online destination for streaming the NHL on any screen including over 1,000 regular season games, the 2015 Stanley Cup Playoffs, 2015 Bridgestone NHL Winter Classic, and the 2015 NHL All-Star Game.

Additionally, Rogers premium customers get the best seats in the country with exclusive access to GamePlus, an incredible second screen experience on tablets and mobiles where fans can pull up unique camera angles from the referee’s helmet, behind the players’ bench, along the ice and over the net, as well as multiple camera angle replays.

In sports entertainment, Rogers owns the Toronto Blue Jays Major League Baseball team. We also hold a 37.5% investment in Maple Leaf Sports & Entertainment which owns the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’s Toronto FC, together with a number of other sports-related assets.

Our radio portfolio includes over 50 popular radio stations across Canada that cater to all of Canada’s musical tastes. Our stations have millions of listeners each day and we have some of the highest rated stations in the country. We also partnered with Shaw to launch shomi, our exciting new online on-demand video streaming service with thousands of hours of the most popular TV and movie content. We’ll continue to make more great content available to be consumed everywhere and on an increasing number of different platforms. We will also strategically invest in compelling new content that our customers want, such as our joint agreement with VICE Media.

As a result of all this great content delivered coast to coast via TVs, tablets, smartphones, computers, radios and magazines, advertisers increasingly view Rogers’ Media segment as their one-stop shop for both their local and national advertising needs.

10 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Deliver Compelling CONTENT EVERYWHERE

SN
ROGERS cup
MONTREAL
August 1 to 15, 2014
UNIPRIX STADIUM, MONTREAL
ROGERS

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

Deliver Compelling

EVERYWHERE CONTENT

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

OUR CORE PILLARS FOCUS ON INNOVATION AND NETWORK LEADERSHIP

Today customers are consuming more and more content on their mobile devices and tablets. Research shows mobile video use is expected to be 70% of wireless data traffic by 2018.

The pace of innovation is staggering and it’s up to us to keep up with our customers’ changing demands. Smartphones, tablets, TVs and other hardware devices get faster, smarter and more powerful daily. Applications are regularly updated with new functionality and better usability. Entrepreneurs constantly create new businesses from new technologies. In this environment, our customers expect us to continue to innovate around our products and services while maintaining world-class wireless and broadband networks.

Independent studies have shown that we have the fastest wireless networks in Canada and we put considerable efforts and resources towards maintaining this advantage. We recently secured “beachfront” spectrum consisting of two 12MHz blocks of contiguous, paired lower 700MHz band spectrum covering the vast majority of the Canadian population. This prime spectrum will allow Rogers to deliver the ultimate video experience and will carry wireless signals across greater distances. It will also benefit our enterprise customers with faster mobile broadband compared to existing LTE coverage. 700MHz spectrum has the added advantage of providing better in-building reception in densely populated cities so customers can enjoy the speed and consistency of LTE deep inside buildings. This spectrum was the most sought after and Rogers went into the auction intending to win it for our customers. We also launched LTE-Advanced that combines the 700MHz spectrum with AWS spectrum for an even better live video streaming experience on mobile and tablet devices. We have already deployed it in Vancouver, Edmonton, Calgary, Windsor, London, Hamilton, Toronto, Kingston, Moncton, Fredericton, Halifax and Saint John, with more markets across the country to follow in 2015.

INNOVATION IS IN OUR DNA AT ROGERS. OUR PIONEERING SPIRIT IS EVIDENCED IN A LONG HISTORY OF FIRSTS, INCLUDING THE FIRST CELLULAR CALL IN CANADA, THE WORLD’S FIRST HIGH-SPEED CABLE INTERNET SERVICE, THE FIRST DIGITAL CELLULAR NETWORK IN NORTH AMERICA, CANADA’S FIRST VIDEO-ON-DEMAND AND MOBILE TV SERVICES, THE FIRST HSPA AND LTE NETWORKS, AND THE FIRST TO OFFER DEVICES SUCH AS IPHONE, ANDROID, BLACKBERRY AND WINDOWS 8 IN CANADA.

We were also one of the first carriers in the world to offer the telecommunications “quadruple play” of wireless, television, Internet and telephony services over our own networks and one of the first to add Smart Home Monitoring as a fifth product to the home.

We have also been a pioneer in mobile payments launching the suretap wallet, a new application that lets customers use their smartphones to make payments at tens of thousands of retailers across the country. With the suretap wallet, customers can safely store eligible payment cards on their smartphone and make purchases by simply holding it up to contactless payment terminals, just like they do today with plastic credit and debit cards.

We are also making considerable investments in our cable broadband networks to expand our advantages in internet and video services. Customers are demanding ever faster internet speeds and access to their TV content everywhere, so we continually upgrade our infrastructure and drive fibre deeper into our network to deliver this. We continue to lead the market with up to 350Mbps high-speed internet speeds, and will continue to do so.

We continue to advance our digital cable TV set top box capabilities and enhance the cable user interface. Today, we offer whole-home PVR capability from a single box in the house; customers can also use their smartphones to control their channel guides, watch live TV on their tablets, and access recorded programming online from any location. We are also actively developing an all IP video platform so customers can watch video content anywhere, anytime and on any screen.

In 2015 we’ll build on the momentum we saw in 2014 with the launch of NHL GameCentre Live and the innovative GamePlus layer, shomi, and Roam Like Home As Ted Rogers often said, “The best is yet to come.”

12 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Focus on INNOVATION AND NETWORK LEADERSHIP

shomi
SMART HOME MONITORING
INTRODUCING ROAM LIKE HOME
JUST $5/DAY ON YOUR SHARE EVERYTHING™ PLAN
Roam
ACTIONS
Check Balance

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

INNOVATION Focus on

AND LEADERSHIP NETWORK

172014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

OUR CORE PILLARS GO TO MARKET AS ONE ROGERS

To use a musical metaphor, Rogers is like an orchestra that has a great horn section, an excellent wind section and really good percussionists, but to date we haven’t consistently played together like an outstanding orchestra should. While individually each section can play fine music, it’s only after we better synchronize the parts that we’ll create a great symphony. This is what we are now focused on doing at Rogers.

Increased cross-functional coordination and an organizational structure created around customer type will help us make the most of our assets and deliver better services to our customers. For example, better integration of our Media assets with our core Wireless and Cable communications assets can provide better customer value and drive higher loyalty, better customer experience and stronger growth.

Going to market as One Rogers also means rethinking and refining how we manage our brands and communicate with our customers. To accelerate our progress on this front, we have consolidated all the various branding and marketing communications functions from across the company into a single brand unit reporting to the CEO. We appointed Dale Hooper to the position of Chief Brand Officer. This new brand team manages all the brands, customer communications and corporate social responsibility initiatives across Rogers.

“ONE ROGERS” IS AN INTERNAL RALLYING PHRASE THAT REMINDS US THAT THE VALUE OF ROGERS AS A WHOLE IS FAR GREATER THAN THE SUM OF ITS PARTS.

When we harness and coordinate the talents of our employees across the various facets and functions of the company, and combine these with our wireless and broadband networks, powerful brands and leading media assets, we can deliver an unbeatable combination for our customers.

Brand management will become a core competency at Rogers as the company moves forward because brands are essential for clearly communicating the type of experience consumers expect.

Hand in hand with clearly differentiated brands is executing well in the market. We have the right assets but we need to execute as one team delivering one plan. Increasing collaboration across the company and improving agility is core to our strategy so we will be making a number of changes to our workplace to help facilitate this collaboration. At the same time, we have created one go to market team to ensure we effectively deliver key commercial propositions to our customers. This involves cross-functional project work from all parts of the business. We have also begun refreshing our advertising to reinforce the concept of One Rogers through campaigns representing our company as an entity rather than simply a collection of products.

The phrase “One Rogers” describes our plan to use all Rogers’ employee, network, content and brand assets to work together; as a powerful single force, we will increase agility, velocity and customer loyalty.

14 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Go to Market as
ONE ROGERS

ROGERS GAMECENTRE LIVE

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

Go ONE to Market ROGERS as

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

BEING A GOOD CORPORATE CITIZEN IS AT THE VERY HEART OF OUR BUSINESS. IT WAS A VALUE ADOPTED BY OUR FOUNDER, TED ROGERS, AND CONTINUES TO BE LIVED BY THE COMPANY TODAY. IT IS ABOUT CONSTANTLY IMPROVING OUR OPERATIONS AND STRIVING TO BE THE BEST FOR OUR STAKEHOLDERS WHILE MITIGATING RISK AND ACHIEVING LONG TERM SUCCESS.

In 2014, Rogers provided over $70 million in cash and in-kind donations to support various organizations and causes, including our flagship Rogers Youth Fund program. We believe that education is one of the best ways to increase young people’s interest in school and enhance future opportunities. Rogers Youth Fund supports education programs for at-risk youth offered by Boys & Girls Clubs and local non-profit organizations across Canada. The programs offer after-school homework clubs, academic tutoring and alternative schooling to help youth excel both inside and outside the classroom.

Rogers Raising the Grade is one of the principal components of Rogers Youth Fund. Over the last year, 42,000 youth participated in the interactive after-school program, which matches youth with mentors and tutors who provide help with schoolwork and personal interests. A state-of-the-art technology centre, with the latest computers and electronic resources to support learning and increase digital literacy, complements each Raising the Grade program, with the goal to increase participants’ academic skills, high school graduation rates and access to post-secondary education. We’re also aiming to bridge the gap on digital inclusion with the Connected for Success program. Over 4,200 families are currently registered in this program which began in 2013 and offers subsidized broadband Internet for families with low incomes in partnership with Toronto Community Housing. Rogers Employee Volunteer Program offers our employees one day off to volunteer at a charity of their choice, and every fall our employees get engaged in our United Way Campaign, where for many straight years Rogers has been proudly recognized by United Way Canada as a Thanks a Million contributor, an honour bestowed upon leading organizations who together with their employees raise over $1 million annually in donations. We’re also creating a great workplace by investing in employee training and development, providing attractive compensation and benefits, developing a positive health, safety and wellness culture, and fostering an inclusive and diverse workforce with employee programs such as Rogers Women’s Network and RogersPride.

In 2014, Rogers was recognized as one of Canada’s Top 100 Employers, one of Canada’s Best Diversity Employers, a Top Employer for Young People and as one of Greater Toronto’s Top Employers. We were also celebrated for our engaged workforce in Achievers 50 Most Engaged Workplaces in North America, and for our employee wellness programs with Excellence Canada’s Healthy Workplace.

Environmental stewardship is a key part of our Corporate Social Responsibility (CSR) strategy. With clear targets to reduce our greenhouse gas emissions and energy consumption, we undertake many programs to manage our environmental footprint. We also put considerable focus on reducing office and electronic waste through our stewardship programs, as well as paper consumption by promoting e-billing, and using FSC certified paper for our magazines.

Across our supply chain, we are committed to ethical procurement and have a strong framework in place to achieve this. Rogers continually works with our partners through our agreements, relationships and Supplier Code of Conduct to ensure that we collectively adhere to sound sourcing, production and environmental standards. We take our customer privacy very seriously and want them to know their information is in good hands. In 2014 we released our first Transparency Report to provide more details about the requests we receive from government and law enforcement agencies. As a company we comply with Canadian privacy law and only respond to federal, provincial and municipal government and law enforcement agencies when they have a legally valid request—like a search warrant or court order. While we’ve undertaken many programs such as the ones listed here, we recognize that CSR is a journey and there is even more we can do to be the best for Canadians. For more information on our CSR performance and programs, please visit rogers.com/csr and look out for our 2014 Corporate Social Responsibility report in the coming months.

At Rogers, growing means more than just bigger numbers — it means making the world a better place.

CSR GOOD CORPORATE CITIZENSHIP

16 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Good CORPORATE CITIZENSHIP

ROGERS
Youth Fund
ROGERS
Youth Fund

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

Good

CORPORATE CITIZENSHIP

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

Corporate Governance

AS OF FEBRUARY 13, 2015

BOARD OF DIRECTORS AND ITS COMMITTEES

CHAIR • MEMBER AUDIT CORPORATE NOMINATING HUMAN EXECUTIVE FINANCE PENSION

GOVERNANCE RESOURCES

Alan D. Horn, cpa, ca

Charles Sirois

C. William D. Birchall

Stephen A. Burch

John H. Clappison, fcpa, fca

Thomas I. Hull

Guy Laurence

Philip B. Lind, cm

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, pc, qc

Edward S. Rogers

Loretta A. Rogers

Martha L. Rogers

Melinda M. Rogers

Rogers Communications’ Board of Directors is strongly committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. We are a family-founded and controlled company and take pride in our proactive and disciplined approach towards ensuring that Rogers governance structures and practices are deserving of the con dence of the public capital markets.

With the December 2008 passing of Company founder and CEO Ted Rogers, his voting control of Rogers Communications passed to a trust of which members of the Rogers family are bene ciaries. This trust holds voting control of Rogers Communications for the bene t of successive generations of the Rogers family.

As substantial stakeholders, the Rogers family is represented on our Board and brings a long-term commitment to oversight and value creation. At the same time, we bene t from having outside Directors who are experienced North American business leaders.

The Rogers Communications Board believes that the Company’s governance and risk management systems are effective and that the appropriate structures and procedures are in place.

The composition of our Board and structure of its various committees are outlined in the table above and on the following page. As well, we make available detailed information on our governance structures and practices – including our complete statement of Corporate Governance practices, our codes of conduct and ethics, full committee charters and Board member biographies – in the Corporate Governance section at rogers.com/governance. Also at this link you will nd a summary of the differences between the NYSE corporate governance rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE.

The Audit Committee reviews the Company’s accounting policies and practices, the integrity of the Company’s financial reporting processes and procedures, and the nancial statements and other relevant public disclosures to be provided to the public. The Committee also assists the Board in its oversight of the Company’s compliance with legal and regulatory requirements relating to nancial reporting and assesses the systems of internal accounting, nancial controls, risk management and the quali cations, independence and work of both external and internal auditors.

The Corporate Governance Committee assists and makes recommendations to the Board to ensure the Board of Directors has developed appropriate systems and procedures to enable it to exercise and discharge its responsibilities. To carry this out, the Corporate Governance Committee assists the Board in developing, recommending and establishing corporate governance policies and practices, and leads the Board in its periodic review of the performance of the Board and its committees.

18 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

“Over the years, the Canadian economy has benefited greatly from family-founded and controlled companies that are able to take a longer-term view of investment horizons and general business management. At Rogers, we have successfully overlaid disciplined corporate governance processes that strike a healthy balance of being supportive of the company’s continued success, making business sense, and benefiting all shareholders.”

ALAN D. HORN, cpa, ca

CHAIRMAN OF THE BOARD

ROGERS COMMUNICATIONS INC.

“Rogers has long benefited from strong, independent voices and Directors in the boardroom and sound governance structures, which ensure that their influence is real. The structure of our Board is very much intended to ensure that the Directors and management act in the interests of all Rogers shareholders – an approach that has helped ensure the continuance of strong, independent, family-founded Canadian companies.”

CHARLES SIROIS

LEAD DIRECTOR

ROGERS COMMUNICATIONS INC.

The Nominating Committee identi es prospective Director nominees for election by the shareholders and for appointment by the Board and also recommends nominees for each committee of the Board, including each committee’s Chair.

The Human Resources Committee assists the Board in monitoring, reviewing and approving compensation and bene t policies and practices. The Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives.

The Executive Committee assists the Board in discharging |its responsibilities in the intervals between meetings of the Board, including to act in such areas as speci cally designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time.

The Finance Committee reviews and reports to the Board on matters relating to the Company’s investment strategies and general debt and equity structure.

The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans.

ROGERS GOOD GOVERNANCE PRACTICES

FORMAL CORPORATE

SEPARATION OF CEO INDEPENDENT GOVERNANCE

& CHAIRMAN ROLES LEAD DIRECTOR POLICY & CHARTERS

CODE OF BUSINESS BOARD &

DIRECTOR SHARE

CONDUCT & COMMITTEE

OWNERSHIP

WHISTLEBLOWER IN CAMERA

GUIDELINES

HOTLINE DISCUSSIONS

ANNUAL REVIEWS AUDIT COMMITTEE

OF BOARD & MEETINGS WITH ORIENTATION

PROGRAM FOR

COMMITTEE INTERNAL & EXTERNAL NEW DIRECTORS

PERFORMANCE AUDITORS

COMMITTEE

BOARD DIRECTOR MATERIAL

AUTHORITY TO

EDUCATION RELATIONSHIP

RETAIN INDEPENDENT

SESSIONS STANDARDS

ADVISORS

For a complete description of Rogers corporate governance structure and practices, copies of our annual information circular and proxy, go to rogers.com/investors

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 19

Directors of Rogers Communications Inc.

AS OF FEBRUARY 13, 2015

1	2
3	4 5 6 7 8

9 10 11 12 13 14

DIRECTORS

1	Alan D. Horn, cpa, ca

Chairman, President and

Chief Executive Officer,

Rogers Telecommunications Ltd.

2	Charles Sirois

Lead Director, Chief Executive Officer,

Telesystem Ltd.

3	Charles William David Birchall

Vice Chairman,

Barrick Gold Corporation

4	Stephen A. Burch

Chairman,

University of Maryland

Medical Systems

5	John H. Clappison, fcpa, fca

Company Director

6	Thomas I. Hull

Chairman and Chief Executive Officer,

The Hull Group of Companies

*	Guy Laurence

President and Chief Executive Officer,

Rogers Communications

*	Pictured on facing page.
7	Philip B. Lind, cm

Vice Chairman

8	John A. MacDonald

Company Director

9 Isabelle Marcoux

Chair,

Transcontinental Inc.

10 The Hon. David R. Peterson, pc, qc

Senior Partner and Chairman,

Cassels Brock & Blackwell LLP

11 Edward S. Rogers

Deputy Chairman

12 Loretta A. Rogers

Company Director

13 Martha L. Rogers

Doctor of

Naturopathic Medicine

14 Melinda M. Rogers

Company Director

For detailed biographical information of Rogers Directors, go to rogers.com/investors

20 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Senior Executive Of cers of Rogers Communications Inc.

AS OF FEBRUARY 13, 2015

1
2	3 4 5 6 7
8	9 10 11 12

SENIOR EXECUTIVE OFFICERS

1	Guy Laurence

President and Chief Executive Officer

2	Robert Berner

Chief Technology Officer

3	Frank Boulben

Chief Strategy Officer

4	Jacob Glick

Chief Corporate Affairs Officer

5	Dale Hooper

Chief Brand Officer

6	Nitin Kawale

President,

Enterprise Business Unit

7	Deepak Khandelwal

Chief Customer Officer

8	David Miller

Chief Legal Officer and Secretary

9 Keith Pelley

President,

Media Business Unit

10 Jim Reid

Chief Human Resources Officer

11 Anthony Staf eri, fcpa, fca

Chief Financial Officer

12 Dirk Woessner **

President,

Consumer Business Unit

** Effective April 6, 2015

For detailed biographical information of Rogers Executive Officers, go to rogers.com/investors

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 21

Why Invest in Rogers

LEADER IN CANADIAN COMMUNICATIONS INDUSTRY

Canada's largest wireless carrier and a leading cable television provider, offering a "quadruple play" of wireless, Internet, television and telephony services to consumers and businesses.

MUST-HAVE PRODUCTS AND SERVICES

CATEGORY-LEADING MEDIA ASSETS

Unique and complementary collection of leading broadcast radio and television, specialty TV, sports entertainment, publishing and digital media assets.

SUPERIOR ASSET MIX

Majority of revenue and cash flow is generated from wireless and broadband services, the fastest growing segments of the telecommunications industry.

STRONG FRANCHISES AND POWERFUL BRANDS

Strong franchises with nationally recognized and highly respected brands that are synonymous in Canada with innovation, choice and value.

LEADING NETWORKS AND INNOVATIVE PRODUCTS

Leading wireless and broadband network platforms that deliver the most innovative communications, information and entertainment services.

PROVEN LEADERSHIP AND ENGAGED EMPLOYEE BASE

Experienced, performance-oriented management and operating teams with solid industry expertise, supported by the spirit of innovation and an entrepreneurial culture.

FINANCIAL STRENGTH AND FLEXIBILITY

HEALTHY TRADING VOLUME AND GROWING DIVIDENDS

ANNUALIZED DIVIDENDS PER SHARE: 2010-2015

$1.28
$1.42
$1.58
$1.74
$1.83
$1.92
2010
2011
2012
2013
2014
2015

TOTAL SHAREHOLDER RETURN

TEN-YEAR COMPARATIVE TOTAL RETURN: 2005-2014

RCI.B ON TSX
277%
TSX TELECOM INDEX
184%
S&P/TSX COMPOSITE INDEX
108%
S&P TELECOM INDEX
88%

22 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Why Invest in Rogers

ROGERS COMMUNICATIONS HAS EXCELLENT POSITIONS IN GROWING MARKETS, POWERFUL BRANDS THAT STAND FOR INNOVATION, PROVEN MANAGEMENT, A LONG RECORD OF DRIVING GROWTH AND SHAREHOLDER VALUE, AND THE FINANCIAL STRENGTH TO CONTINUE TO DELIVER LONG-TERM GROWTH.

LEADER IN CANADIAN MUST-HAVE PRODUCTS CATEGORY-LEADING

COMMUNICATIONS INDUSTRY AND SERVICES MEDIA ASSETS

Canada’s largest wireless carrier and a A leading provider of communications Unique and complementary collection leading cable television provider, offering and entertainment products and of leading broadcast radio and television,

a “quadruple play” of wireless, Internet, services that are increasingly becoming specialty TV, sports entertainment,

television and telephony services to integrated necessities in today’s world. publishing and digital media assets.

consumers and businesses.

SUPERIOR ASSET MIX STRONG FRANCHISES LEADING NETWORKS

AND POWERFUL BRANDS AND INNOVATIVE PRODUCTS

Majority of revenue and cash ow is Strong franchises with nationally Leading wireless and broadband generated from wireless and broadband recognized and highly respected network platforms that deliver the services, the fastest growing segments brands that are synonymous in Canada most innovative communications,

of the telecommunications industry. with innovation, choice and value. information and entertainment services.

PROVEN LEADERSHIP AND FINANCIAL STRENGTH HEALTHY TRADING VOLUME

ENGAGED EMPLOYEE BASE AND FLEXIBILITY AND GROWING DIVIDENDS

Experienced, performance-oriented Financially strong with an investment RCI common stock actively trades on the management and operating teams grade balance sheet, conservative TSX and NYSE, with average daily trading with solid industry expertise, supported debt leverage, and signi cant available volume of approximately 1.3 million by the spirit of innovation and an nancial liquidity. shares. Each share pays an annualized entrepreneurial culture. dividend of $1.92 per share in 2015.

ANNUALIZED DIVIDENDS PER SHARE: 2010–2015

$1.92

$1.83

$1.74

$1.58

$1.42

$1.28

2010 2011 2012 2013 2014 2015

TOTAL SHAREHOLDER RETURN

TEN-YEAR COMPARATIVE TOTAL RETURN: 2005–2014

RCI.B

277%

ON TSX

TSX

TELECOM 184% INDEX

S&P/TSX

COMPOSITE 108% INDEX

S&P

TELECOM 88% INDEX

22 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

2014 Financial Report

24	MANAGEMENT’S DISCUSSION AND ANALYSIS		64	Governance and Risk Management
				64	Governance at Rogers
26	Executive Summary			65	Social Responsibility
	26	About Rogers Communications Inc.		67	Risk Management
	27	2014 Highlights		67	Risks and Uncertainties Affecting Our Business
				73	Controls and Procedures
29	Understanding Our Business
	29	Products and Services	73	Regulation in Our Industry
	30	Competition		75	Wireless
	32	Industry Trends		76	Cable
				77	Media
33	Our Strategy
			78	Other Information
34	Key Performance Drivers and Highlights			78	Accounting Policies
	34	2014 Key Highlights		81	Key Performance Indicators
	36	2015 Objectives		83	Non-GAAP Measures
	36	Financial and Operating Guidance		85	Summary of Financial Results of Long-Term Debt Guarantor

37	Capability to Deliver Results			86	Five-Year Summary of Consolidated Financial Results
	37	Widespread Product Distribution
	37	Leading Networks	87	CONSOLIDATED FINANCIAL STATEMENTS
	39	First Class Media Content
	40	Engaged People	87	Management’s Responsibility for Financial Reporting
	40	Powerful Brands
	40	Financial Strength and Flexibility	87	Independent Auditors’ Report
	40	Healthy Trading Volumes and History of Dividend Growth
			88	Consolidated Statements of Income
41	2014 Financial Results
	41	Summary of Consolidated Results	89	Consolidated Statements of Comprehensive Income
	42	Key Changes in Financial Results This Year Compared to 2013
			90	Consolidated Statements of Financial Position
	43	Wireless
	46	Cable	91	Consolidated Statements of Changes in Shareholders’ Equity
	48	Business Solutions
	49	Media	92	Consolidated Statements of Cash Flows
	50	Additions to Property, Plant and Equipment
	51	Review of Consolidated Performance	93	Notes to Consolidated Financial Statements
	54	Quarterly Results
	56	Balance Sheet Overview

57	Managing Our Liquidity and Financial Resources
	57	Sources and Uses of Cash
	59	Financial Condition
	60	Financial Risk Management
	62	Dividends and Share Information
	63	Commitments and Other Contractual Obligations
	64	Off-Balance Sheet Arrangements

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2014. This MD&A should be read in conjunction with our 2014 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We report our results of operations in four segments: Wireless, Cable, Business Solutions and Media. Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP) and certain other wholly owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc. and its subsidiaries.

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs and diagrams are included for reference; however, they do not form part of this MD&A. This MD&A is current as at February 13, 2015 and was approved by our Board of Directors. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this year refers to the year ended December 31, 2014, and last year refers to the year ended December 31, 2013. All results commentary is compared to the equivalent period in 2013 or as at December 31, 2013, unless otherwise indicated.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements:

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them;

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

•	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

•	revenue
•	adjusted operating profit
•	property, plant and equipment expenditures
•	cash income tax payments
•	free cash flow
•	dividend payments
•	expected growth in subscribers and the services they subscribe to
•	the cost of acquiring and retaining subscribers and deployment of new services
•	continued cost reductions and efficiency improvements
•	the growth of new products and services
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2015 consolidated guidance on adjusted operating profit, property, plant and equipment expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates
•	currency exchange rates and interest rates
•	product pricing levels and competitive intensity
•	subscriber growth
•	pricing, usage and churn rates
•	changes in government regulation
•	technology deployment
•	availability of devices
•	timing of new product launches
•	content and equipment costs
•	the integration of acquisitions
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:

•	new interpretations and new accounting standards from accounting standards bodies
•	regulatory changes
•	technological change
•	economic conditions
•	unanticipated changes in content or equipment costs
•	changing conditions in the entertainment, information and communications industries
•	the integration of acquisitions
•	litigation and tax matters
•	the level of competitive intensity
•	the emergence of new opportunities.

24    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections in this MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators which can be found at sedar.com and sec.gov.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Executive Summary

ABOUT ROGERS COMMUNICATIONS INC.

ROGERS COMMUNICATIONS IS ONE OF CANADA’S LEADING DIVERSIFIED COMMUNICATIONS AND MEDIA COMPANIES.

We provide a broad range of services to individual consumers and businesses: wireless voice and data communications, high-speed Internet, cable television, cable telephony, wired telecom and data networking services. We also provide services in television and radio broadcasting, multi-platform shopping, sports media and entertainment, digital media, consumer trade publications and professional publications.

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 27,000 employees. Our head-office is in Toronto, Ontario and we have numerous offices across Canada.

FOUR BUSINESS SEGMENTS

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television and telephony (phone) for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting and cloud-based services for small, medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing, and sports media and entertainment

26    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

2014 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2014	2013	% Chg
Consolidated
Operating revenue	12,850	12,706	1
As adjusted [1]:
Operating profit	5,019	4,993	1
Operating profit margin	39.1%	39.3%	(0.2 pts )
Net income	1,532	1,769	(13)
Diluted earnings per share	$2.96	$3.42	(13)
Net income	1,341	1,669	(20)
Basic earnings per share	$2.60	$3.24	(20)
Diluted earnings per share	$2.56	$3.22	(20)
Cash provided by operating activities	3,698	3,990	(7)
Free cash flow [1]	1,437	1,548	(7)
Wireless
Operating revenue	7,305	7,270	–
Adjusted operating profit	3,246	3,157	3
Adjusted operating profit margin as a % of network revenue	48.1%	46.8%	1.3 pts
Cable
Operating revenue	3,467	3,475	–
Adjusted operating profit	1,665	1,718	(3)
Adjusted operating profit margin	48.0%	49.4%	(1.4 pts )
Business Solutions
Operating revenue	382	374	2
Adjusted operating profit	122	106	15
Media
Operating revenue	1,826	1,704	7
Adjusted operating profit	131	161	(19)

KEY PERFORMANCE INDICATORS

	As at, or years ended December 31
	2014	2013	Chg
Subscriber count results (000s) [2]
Wireless subscribers	9,450	9,503	(53)
Internet subscribers	2,011	1,961	50
Television subscribers	2,024	2,127	(103)
Phone subscribers	1,150	1,153	(3)
Additional wireless metrics [2]
Wireless postpaid churn (monthly)	1.27%	1.24%	0.03 pts
Wireless postpaid ARPU (monthly)	$66.86	$67.76	($0.90)
Ratios
Capital intensity [2]	18.4%	17.6%	0.8 pts
Dividend payout ratio [2]	70%	54%	16 pts
Dividend payout ratio of free cash flow [1,2]	66%	58%	8 pts
Return on assets [2]	5.1%	7.1%	(2.0 pts )
Adjusted net debt / adjusted operating profit [1]	2.9	2.4	0.5
Employee-related information
Number of employees (approximate)	27,000	28,000	(4% )

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share, free cash flow and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Key Performance Indicators”.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ACHIEVEMENTS

OPERATING REVENUE AND ADJUSTED OPERATING PROFIT

•

Consolidated revenue increased by 1% this year, reflecting revenue growth of 2% in Business Solutions and 7% in Media, while Wireless and Cable revenue was stable. Wireless revenue was stable with the impact of continued adoption of the customer-friendly Rogers Share Everything Plans, which generate higher ARPU, offset by lower roaming revenue. Cable revenue was stable as the increase in Internet revenue was offset by decreases in Television and Phone revenue. Media revenue increased as a result of the National Hockey League (NHL) licensing agreement, growth at Sportsnet, and higher revenues at The Shopping Channel, the Toronto Blue Jays, and Radio, partially offset by continued softness in conventional broadcast TV and print advertising.

•

Consolidated adjusted operating profit increased 1% this year to $5,019 million, with consolidated adjusted operating profit margins of 39.1%, resulting from higher revenue offset by higher operating expenses in Cable and Media. Our net income decreased 20% to $1,341 million, mainly due to higher depreciation and amortization, restructuring, acquisition and other and finance costs.

•	We activated 2.6 million wireless smartphones, of which 30% were new subscribers, with higher-value smartphone customers growing to represent 84% of Wireless postpaid subscribers.

FREE CASH FLOW

•

Free cash flow decreased 7% this year to $1,437 million as a result of higher property, plant and equipment expenditures and higher interest on our borrowings, partially offset by higher adjusted operating profit and lower cash income taxes. Similarly, our cash provided by operating activities decreased 7% this year to $3,698 million.

BALANCE SHEET AND LIQUIDITY POSITION

•	Issued $2.1 billion of senior notes at historically low rates for Rogers, consisting of $250 million three year floating rate senior notes,
$400 million five year 2.80% senior notes, $600 million ten year 4.00% senior notes, and US$750 million ($832 million) thirty year 5.00% senior notes.
•

Our overall weighted average cost of borrowings was 5.20% as at December 31, 2014 compared to 5.54% as at December 31, 2013, and a weighted average term to maturity of 10.8 years, compared to 10.3 years as at December 31, 2013.

•

Ended the year with approximately $2.8 billion of available liquidity, comprised of $0.2 billion cash on hand, $2.5 billion available under our bank credit facility and $0.1 billion available under our $0.9 billion accounts receivable securitization program.

GROWING DIVIDENDS

•

Increased our annualized dividend rate in February 2014 by 5% to $1.83 per Class A Voting and Class B Non-Voting share and paid a quarterly dividend of $0.4575 per share during 2014. The Rogers Board of Directors further authorized an increase in our annualized dividend on January 28, 2015, by 5% to $1.92.

NEW STRATEGIC PLAN

•

Unveiled Rogers 3.0, a multi-year, seven-point plan in May 2014 that reflects feedback from thousands of customers, employees, shareholders and a number of other stakeholders. The plan builds on Rogers unrivaled asset mix and the underlying strengths of the Company to improve customer experience, reaccelerate growth and better capitalize on opportunities for growth and innovation.

•

Completed a structural reorganization under the Rogers 3.0 plan to enhance service, accountability and agility by structuring teams around our customers and removing management layers to ensure that senior leadership is closer to customers and front-line employees. We hired executive leaders with significant experience to fill key senior management roles and have begun executing our new Rogers 3.0 plan.

28    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Understanding Our Business

Rogers Communications is one of Canada’s leading diversified communications and media companies.

We report our results based on the following four segments:

Wireless provides wireless voice and data communication services to individual consumers, businesses, governments and other telecommunications service providers. Our wireless network is currently one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers and a broad variety of machine-to-machine and specialized devices. See “Capability to Deliver Results” for more information about our extensive Wireless network and significant spectrum position.

Cable provides voice and data communications, television and high-speed Internet services to both consumers and businesses, leveraging our expansive fibre and hybrid fibre coaxial network infrastructure in Ontario, New Brunswick and Newfoundland. See “Capability to Deliver Results” for more information about our expansive Cable networks.

Business Solutions provides voice and data communications and advanced services, including data centres and cloud computing, to a wide range of small, medium and large enterprise and government customers, as well as on a wholesale basis to other telecommunications service providers over our fibre network facilities.

Media provides television and radio broadcasting services, publishing services, digital media content, television and online shopping, and sports media and entertainment which includes our 12-year exclusive national NHL licensing agreement (NHL Agreement) to broadcast all national live hockey games within Canada on all platforms.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in innovative wireless network technologies and services. We provide wireless services under the Rogers, Fido and chatr brands, and provide consumers and businesses with the best and latest wireless devices, services and applications including:

•	mobile and fixed high speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming;
•	machine-to-machine solutions;
•	advanced business solutions;
•	suretap mobile wallet;
•	Rogers AnyPlace TV; and
•	Rogers One Number.

CABLE

Our cable network provides a leading and innovative selection of high-speed broadband Internet access, digital television and online viewing, phone and advanced home Wi-Fi services to consumers and businesses.

Television services include on-demand, personal video recorders (PVRs) and Whole Home PVRs; regular and time-shifted programming; digital specialty channels; and Rogers Anyplace TV and Anyplace TV Home Edition for viewing televised content on smartphones, tablets and personal computers.

Phone services include residential and small business local telephony service, calling features such as voicemail, call waiting, and long-distance.

BUSINESS SOLUTIONS

Our services that meet the increasing demands of today’s critical business applications include:

•

voice, data networking, Internet protocol (IP) and Ethernet services over multiservice customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enable and interconnect critical business applications for businesses that have one or many offices, data centres or points of presence (as well as cloud applications) across Canada; and

•	extensive wireless and cable access networks services for primary, bridging and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians coast-to-coast.

In Television, we operate several conventional and specialty television networks:

•	City network, which together with affiliated stations, has broadcast distribution to approximately 80% of Canadian households;
•	OMNI multicultural broadcast television stations;
•	Specialty channels that include Outdoor Life Network, FX (Canada), FXX (Canada), and G4 Canada;
•	Sportsnet’s four regional stations, Sportsnet ONE, Sportsnet 360 and Sportsnet World;
•	The Shopping Channel, Canada’s only nationally televised shopping channel which generates a significant and growing portion of its revenues from online sales; and
•	VICE Canada, a joint agreement between Rogers and VICE Media that will produce and deliver Canadian-made news and entertainment programming across mobile, web and TV platforms starting in 2015.

In Radio, we operate more than 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet 590 The FAN, KISS 92.5, JACK FM and SONiC.

Our Publishing services and products include:

•	many well-known consumer magazines such as Maclean’s, Chatelaine, Flare, Hello! Canada and Canadian Business;
•	a leading position in marketing, medical, financial, and trade publications;

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	a broad digital presence with a number of online publications that continue the extension of content across new platforms; and
•	Next Issue Canada, our digital magazine service which offers unlimited access to a catalogue of nearly 150 premium Canadian and US magazine titles.

Our NHL Agreement, beginning with the 2014-2015 NHL season, allows us to deliver unprecedented coverage of professional hockey across television, smartphones, tablets and Internet streaming, including Rogers NHL GameCentre LIVE with more than 1,000 regular season games streamed wirelessly and online.

In Sports Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games and other professional league games, concerts, trade shows and special events.

Our online and mobile digital media platforms include digital advertising across websites and mobile platforms, digital content subscriptions, and e-commerce solutions.

OTHER

Other services we offer to consumers and businesses include:

•	local digital services:
•	OutRank, an online marketing and advertising tool for small businesses;
•	Vicinity, an automated loyalty program for small businesses;
•	Zoocasa, an online real estate platform with advanced online tools and information from industry experts for buyers and sellers; and
•	Rogers Alerts, a program provided at no charge to Rogers wireless customers that delivers location-based mobile offers from participating retailers
•	Rogers Smart Home Monitoring, an innovative home security and automation system;
•	Rogers First Rewards Loyalty Program, which allows Rogers customers to earn loyalty points on Wireless and Cable products; and
•	Rogers First Rewards MasterCard, a no annual fee credit card that allows customers to earn Rogers First Rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint ventures, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto FC, and the Toronto Marlies, as well as various associated real estate holdings;

•

our joint venture in shomi, a new subscription video-on-demand streaming service available both online and via cable set top boxes with a library of over 11,000 hours of movies and past seasons of some of the most popular TV shows; and

•	our joint operation, Inukshuk Wireless Partnership, created to operate a national fixed wireless telecommunications network to be used by the partners of the joint operation and their subsidiaries.

COMPETITION

Competition in wireless from national and regional operators as well as new entrants puts downward pressure on pricing, potentially reducing profit margins, and can also impact our customer churn.

Traditional wireline telephone and television services are now offered over the Internet, opening the door to more non-traditional competitors, and changing how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and impacts the levels of customer churn.

In the media industry, there continues to be a shift towards digital and online media consumption by consumers which in turn drives advertisers to direct more advertising spend to digital and online versus traditional media. In addition, there are more media competitors as additional digital and online media companies enter the market, including large global companies.

WIRELESS

We compete on quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and positioning, and price.

•

Wireless technology: our extensive LTE network caters to customers seeking the increased capacity and speed it provides. We compete with Bell, Telus, MTS, Videotron, Sasktel, and Eastlink, all of whom operate LTE networks and we expect competition to grow over time as LTE becomes the prevailing technology in Canada. We also compete with these providers and other regional providers such as Wind Mobile and Mobilicity on HSPA and GSM networks and with providers that use alternative wireless technologies, like Wi-Fi “hotspots”.

•	Product, branding and pricing: we compete nationally with Bell and Telus. We also compete with new entrants, various regional players and resellers.
•	Distribution: we compete with other service providers for both dealers and prime locations for our own stores as well as third party retail distribution shelf space.
•

Wireless networks and handset devices: the increasing parity of wireless devices across networks has dramatically transformed the competitive landscape, and we expect this to continue. Consolidation among new entrants or with incumbent carriers could further alter the competitive landscape for Wireless regionally or nationally.

•

Spectrum: Industry Canada has announced two spectrum auctions to take place in 2015. The first auction for AWS-3 spectrum comprising 1755-1780 MHz and 2155-2180 MHz bands will take place on March 3, 2015. 30 MHz of the 50 MHz of paired spectrum to be auctioned will be reserved for “operating new entrants”. The second auction, for 2500 MHz spectrum, will start on April 14, 2015. This auction includes a spectrum aggregation limit of 40 MHz. The outcomes of both of these auctions may increase competition.

30    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

CABLE

Internet competes with other ISPs that offer residential and commercial high-speed Internet access services. Rogers Hi-Speed Internet services compete directly with:

•	Bell’s Internet service in Ontario;
•	Bell Aliant’s Internet services in New Brunswick and Newfoundland; and
•	various resellers using wholesale telecommunication company DSL and cable Third Party Internet Access (TPIA) services in local markets.

Television competes:

•	increasingly with alternative, Canadian multi-channel Broadcasting Distribution Undertakings (BDUs) including Bell, Shaw, other alternative satellite TV services, and Internet Protocol television;
•	with over-the-air local and regional broadcast television signals received directly through antennas, and the illegal reception of US direct broadcast satellite services; and
•	with television shows and movies streaming over the Internet through providers like Netflix, YouTube, Apple TV, and CraveTV and channels streaming their own content.

Phone competes with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and Newfoundland and Labrador;
•

Incumbent Local Exchange Carrier (ILEC) local loop resellers and VoIP service providers (such as Primus and Comwave), other VoIP only service providers (such as Vonage and Skype) and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products (commonly referred to as cord-cutting), including mobile phones and wireless home phone products.

BUSINESS SOLUTIONS

A number of different players in the Canadian market compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic markets where they have the most extensive networks.

In the wireline voice and data market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. The following are our main competitors, but there are also regional competitors:

•	Ontario: Bell, Cogeco Data Services and Allstream;
•	Quebec: predominantly Bell, Telus, and Videotron;
•	Atlantic Canada: Bell Aliant and Eastlink; and
•	Western Canada: Shaw and Telus.

MEDIA

Television and specialty services compete for viewers and advertisers with:

•	other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Shaw Media, some of which have greater national coverage;
•	other specialty channels;
•	other distant Canadian signals and US border stations given the time-shifting capacity available to subscribers;
•	other media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet.

Our radio stations compete mainly with individual stations in local markets, but they also compete:

•	nationally with other large radio operators, including satellite radio operator Sirius/XM, the CBC, Bell Media and Corus Entertainment;
•	with other media, including newspapers, magazines, television and outdoor advertising; and
•	with new technologies such as online web information services, music downloading, portable media players and online music streaming services.

The Shopping Channel competes with:

•	retail stores, catalogue, Internet and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention and loyalty.

Our magazines and other publications compete for readership and advertisers with:

•	other Canadian magazines;
•	foreign, mostly US, titles that sell in significant quantities in Canada; and
•	online information and entertainment websites.

Competition in Sports Entertainment includes:

•	other televised and online sports programming for viewership of Rogers Sports Entertainment teams;
•	other Toronto professional teams for attendance at Blue Jays games;
•	other Major League Baseball teams for Blue Jays players and fans;
•	other local sporting and special event venues; and
•	other professional sports teams for merchandise sales revenue.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

INDUSTRY TRENDS

The telecommunications industry in Canada and our business segments are affected by several overarching trends.

CHANGING TECHNOLOGIES AND CONSUMER DEMANDS

Consumer demand for mobile devices, digital media and on-demand content across platforms is pushing providers to build networks that can provide more data, faster, cheaper and more easily. Increased adoption of smartphones and double digit growth in our data revenue continued this year, reflecting expanded use of applications, mobile video, messaging and other wireless data.

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending, especially in our Media segment, where advertising revenue is directly affected by the strength of the economy.

REGULATION

Most areas of our business are highly regulated, which affects who we compete with, the programming we can offer, where and how we use our networks, how we build our businesses and the spectrum we purchase. The wireless and cable segments of the telecommunications industry are both being affected by more regulation and more reviews of the current regulations. See “Regulation in Our Industry”.

WIRELESS TRENDS	CABLE TRENDS

More sophisticated wireless networks, devices and rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services.

Wireless providers are investing in the next generation of broadband wireless data networks, such as LTE, to support the growing data demand.

Wireless market penetration in Canada is approximately 81.5% of the population, and is expected to grow at an estimated 2% annually.

The Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code has limited wireless term contracts to two years from three years.

Subscribers are increasingly bringing their own devices and therefore do not need to enter into term contracts for wireless services.

The Internet and social media are increasingly being used as a substitute for traditional wireline telephone services, and televised content is increasingly available online, both on wireline and on wireless devices. Cord-shaving and cord-cutting is on the rise with the greater adoption of over-the-top (OTT) services, such as Apple TV, Netflix and Android based TV boxes.

North American cable companies are improving their cable networks and expanding their service offerings to include faster broadband Internet. Our digital cable and VoIP telephony services compete with continuing competitor IPTV deployments and non-facilities based service providers, which continue to create pressures that negatively impact growth.

Regulatory rulings such as the CRTC Let’s Talk TV hearing could result in an increase in à la carte or “pick and pay” TV channel options that may also impact industry growth.

BUSINESS SOLUTIONS TRENDS	MEDIA TRENDS

Companies are using fibre-based access and cloud computing to capture and share information in more volume and detail. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand. Businesses are increasing usage and penetration of the Internet of Things (IoT) to improve productivity and save costs.

Enterprises and all levels of government are dramatically transforming data centre infrastructure and moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services and supportive dynamic network infrastructure.

In response, carriers are dismantling legacy networks and investing in next generation platforms and data centres that converge voice, data and video solutions onto a single distribution and access platform.

Companies are increasing security for their data and information to address cyber threats and other information security risks.

Consumer demand for digital media, mobile devices and on-demand content is pushing advertisers to shift some of their spending away from conventional TV to digital platforms.

Competition has changed as traditional media assets in Canada become increasingly controlled by a small number of competitors with significant scale and financial resources, while technology has allowed new entrants and even individuals to become media players in their own right. Across both traditional and emerging platforms, many players have become more vertically integrated, as both providers and purchasers of content creating more business plan uncertainty as the relationship between these entities has become more complex.

Finally, access to premium content has become even more important for acquiring audiences that in turn attract advertisers and subscribers. Ownership of content or long-term agreements with content owners, therefore, have also become increasingly important to media companies.

32    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Our Strategy

We announced our new set of strategic priorities in May 2014 called Rogers 3.0. This strategy was developed following our President and CEO Guy Laurence’s four month long information gathering initiative, which logged feedback from thousands of customers, employees, shareholders and a number of other stakeholders. Rogers 3.0 builds on our many strengths, including a unique mix of network and media assets, and focuses on how we can reaccelerate our growth relative to our industry peers, increase the focus around the customer, reinvigorate our brands, continue our network and innovation leadership, and create a better experience for our employees.

To achieve these goals, Rogers 3.0 establishes the following strategic priorities:

•	Be a Strong Canadian Growth Company
•	Overhaul the Customer Experience
•	Drive Growth in the Business Market
•	Invest in and Develop our People
•	Deliver Compelling Content Everywhere
•	Focus on Innovation and Network Leadership
•	Go to Market as One Rogers

BE A STRONG CANADIAN GROWTH COMPANY

The overarching goal of our Rogers 3.0 strategy is to reaccelerate growth relative to our Canadian peers as measured by growth in revenue and cash flow and continuing to deliver healthy returns on assets.

OVERHAUL THE CUSTOMER EXPERIENCE

Improving customer experience is core to our Rogers 3.0 strategy. We believe that we can improve significantly in this area and have started on that journey. Our goal is to make it easy for customers to deal with Rogers when, how and where they want. This means redesigning our approach to dramatically simplify our processes and policies and to integrate them in our IT systems and front-line employee training.

DRIVE GROWTH IN THE BUSINESS MARKET

The Canadian business market for communications services was valued in March 2014 by International Data Corporation (IDC) Canada at an estimated $20 billion in 2014, and Rogers has a relatively small share of this market. Currently, we provide our business customers with wireless, broadband next generation IP services, and data centres. We have now created a unified team to capture additional share and drive growth in this market. We believe this improves on the previous fragmented structure and better coordinates activities across different parts of the company. There are significant untapped opportunities for Rogers in the enterprise market and this will be a key focus for us going forward so that we may attract and serve more business customers.

INVEST IN AND DEVELOP OUR PEOPLE

Our employees are the heart and soul of our company and their passion for this company and our customers is world-class. Our strategy is to invest more in our people by updating our onboarding, training and development programs, and establishing clear accountabilities for all employees. We strive to provide our people with the training, tools and support they need, particularly for front-line employees. We believe that providing better training and tools to empower our employees will lead to increasingly positive experiences for our customers.

DELIVER COMPELLING CONTENT EVERYWHERE

The ways in which Canadians consume content have fundamentally changed. The new expectation is that content will be available “on demand”. Whether it is watching the latest episode of their favourite TV program at home or streaming a live sporting event on their mobile device, Canadians now expect to be able to consume any content they want, when and where they want, on the device that they want.

Rogers has some of the most sought-after media assets in Canada with a deep roster of leading sports assets, top radio stations, iconic magazines and award winning television programming. We will continue to invest in compelling content for our customers with a focus to continually enhancing the cooperation between the Wireless, Cable, Business Solutions and Media teams so that our highly popular content is fully leveraged across the company and is available anywhere and on any device that our customers want to consume it.

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

Innovation has always been a part of our identity. Whether it is bringing new products or the latest network technologies to market, Rogers has led with many “firsts”.

We will continue to invest in our Wireless and Cable networks and innovative new products that run across them to ensure that we can meet the growing demand for data with the highest quality of service while maintaining our network speed advantage. Emerging technologies and services that support our core product offerings will also continue to be generated and developed.

GO TO MARKET AS ONE ROGERS

One Rogers is our plan to use all our employees, network, content and brand assets to work much more closely together. To operate as One Rogers we must remove barriers to collaboration, cooperation and agility across the organization. This allows for assets and expertise in one part of the company to be easily shared with other parts of the company to the benefit of our customers.

Our 12-year NHL Agreement is a perfect example of One Rogers, wherein Media, Wireless and Cable have all worked as one to deliver enriched experiences right across our product sets and customer base.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR PROGRESS IN 2014

To deliver on our Rogers 3.0 strategy, we have undergone significant transformation and completed several initiatives in 2014. Specifically, we:

•

reorganized the Company around the customer – all customer experience functions have been brought together into one team of over 9,000 employees led by a Chief Customer Officer reporting directly to the CEO;

•	integrated and elevated the branding function, bringing together several key corporate functions to improve the employee experience;
•	streamlined the organization to allow us to be more agile and ensure senior leadership is closer to customers and front-line employees;
•	added considerable management bench strength through executive leadership appointments;
•	acquired two 12 MHz contiguous blocks of 700 MHz wireless “beachfront” spectrum across the country;
•	deployed Rogers’ 2014-2015 NHL national broadcast schedule;
•	launched new products and services such as shomi and Roam Like Home; and
•	partnered with VICE Media to deliver Canadian-made news and entertainment programming through VICE Canada starting in 2015.

Delivering the Rogers 3.0 strategic plan is a journey and there is still much work ahead of us. However, over the past year we have made good progress in setting in place the structure and framework that will enable us to deliver against these strategic priorities as we go forward.

Key Performance Drivers and Highlights

We set new corporate objectives each year to progress on our long-term strategic priorities and address short-term opportunities and risks.

2014 KEY HIGHLIGHTS

OVERHAUL THE CUSTOMER EXPERIENCE

•

Launched Roam Like Home, a simple and cost effective way for Wireless customers to use the Internet, make calls, send texts and emails in the US with their Rogers Share Everything Plan, letting them access their Canadian wireless plans while they are in the US.

•

Launched suretap wallet, an advanced new mobile commerce application that lets customers use their smartphones to safely store eligible payment cards and make payments at tens of thousands of retailers across Canada.

•

Reduced annual customer complaints by more than 30% from the previous year as reported by the federal Commissioner for Complaints for Telecommunications Services (CCTS) in its annual report. The report registers the number of complaints made by customers of major telecom service providers.

•	Appointed executive leaders with significant experience in our industry and global best practices:
•

Deepak Khandelwal joined Rogers as Chief Customer Officer. Mr. Khandelwal was previously at Google where he served as head of Global Customer Experience with customers in over 100 countries world-wide.

•

Nitin Kawale joined Rogers as President, Enterprise Business Unit. Mr. Kawale is the former President of Cisco Systems Canada where he was responsible for all aspects of the Canadian operations including sales, marketing, finance, distribution and services.

•

Jacob Glick was appointed to the newly created position of Chief Corporate Affairs Officer. Prior to Rogers, Mr. Glick held a number of leadership positions at Google, including head of their Global Central Public Policy and Government Relations teams.

•

Frank Boulben joined Rogers as Chief Strategy Officer and brings more than 20 years of global experience across both the wireless and wireline industries, holding senior marketing and strategy positions with leading wireless carriers in Europe.

•

Dirk Woessner was appointed as President, Consumer Business Unit, effective April 6, 2015. Mr. Woessner was previously at Deutsche Telekom where he held a number of leadership positions with Telekom Deutschland and T-Mobile in the UK and Germany.

•

Announced an agreement under which Rogers will own 50% of Glentel Inc. (Glentel), including its several hundred Canadian wireless retail distribution outlets, subject to regulatory approval and completion of BCE Inc.’s (BCE) acquisition of Glentel.

DRIVE GROWTH IN THE BUSINESS MARKET

•	Expanded data centre operations to 15 locations across Canada with Business Solutions opening Alberta’s first Tier III certified data centre giving business customers reliable, secure data services.
•

Vicinity was awarded Product of the Year for the Rewards / Financial Services Programs category by Product of the Year, the world’s largest consumer-voted award for product innovation. Rogers Vicinity is an automated loyalty program offering small businesses and their customers access to loyalty programs and awards.

•

Introduced Rogers Check-In, a new service capability that allows small business customers to quickly and easily review their account at any time with a Small Business Specialist to ensure they have the right services for their business needs.

•

Launched Rogers Talks, a series of free events across Canada for small businesses in conjunction with Small Business Month (October). Experts in social media, marketing and sales were on hand to talk about how technology can help small business owners grow.

INVEST IN AND DEVELOP OUR PEOPLE

•

Recognized as one of Canada’s top employers for the second straight year by Canada’s Top 100 Employers, a national competition now entering its 16th year which looks at more than 3,250 Canadian employers. In addition, Rogers was for the first time named to the elite top 10 list of the best companies to work for in Canada and was recognized as one of Canada’s Best Diversity Employers by Canada’s Top 100 Employers 2015.

•

Named one of Canada’s ‘Top Employers for Young People’, for a fifth consecutive year. Judges noted that Rogers provides exciting and challenging work, a broad range of career opportunities, a strong total rewards package and a chance to work with the best and the brightest in the industry. The judging panel also highlighted Rogers’ unique support of new grads through rotational programs that develop breadth of hands on experience.

34    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

DELIVER COMPELLING CONTENT EVERYWHERE

•

Deployed Rogers’ 2014-2015 NHL national broadcast schedule, delivering double the number of games on free over-the-air TV and twice as many Hockey Night in Canada Saturday night games than ever before across 9 networks. We built and launched a $4.5 million state-of-the-art NHL Studio, are bringing the NHL to 25 communities across Canada with Rogers Hometown Hockey, and grew the NHL on-air broadcast team to include the biggest TV names in the game.

•

Reaching 22 million Canadians, Hockey Night in Canada continues to be the most-watched sporting event in Canada in a typical week with viewership between October and December 2014 up 12% from last year since the national NHL rights were acquired by Rogers, as reported by Numeris using Cumulative Reach. Audiences on Scotiabank Wednesday Night Hockey on Sportsnet are up 14% this year, while Rogers Hometown Hockey on City has increased the network’s audiences on Sunday nights by 50%, as reported by Numeris for the period between October to December 2014 using Average Minute Audience. Since the start of the NHL season, audiences on Sportsnet ONE are up 33% and up 40% on Sportsnet 360.

•

Launched Rogers NHL GameCentre LIVE with more than 1,000 regular season games streamed wirelessly and online, available on smartphones, tablets and computers, and with significantly enhanced features. Rogers NHL GameCentre LIVE is available to all Canadians and was offered free on an introductory basis to Rogers wireless data and Internet customers. Within Rogers NHL GameCentre LIVE is GamePlus, which streams unique camera angles, on-demand replays and more interviews. Exclusively available to Rogers customers, with GamePlus fans can watch several different camera feeds and review big plays from up to seven different angles. Sportsnet.ca’s weekly unique visitors have increased 76%, page views are up 53% and video starts have increased 94% as fans are consuming more digital hockey content.

•

Launched shomi, an exciting new subscription video-on-demand streaming service available on mobile, tablet, online, and through our cable set-top boxes. shomi provides online and televised entertainment with the most popular shows on TV today, iconic series from the past, fan-favourite films and a library of kids programming. Available to Rogers and Shaw Television or Internet customers, shomi has an easy to use interface and more personalized selections for customers. shomi is a joint venture equally owned by Rogers and Shaw Communications Inc.

•

Launched Sportsnet NOW, a 24/7, live HD-quality stream of all seven of Sportsnet’s TV channels. Designed to keep sports fans connected to their favourite teams, players, and Sportsnet programming, Sportsnet NOW is available on mobile devices and computers for free with a Sportsnet TV subscription.

•

Partnered with VICE Media in a joint agreement to deliver Canadian-made news and entertainment programming across mobile, web and TV platforms in 2015. VICE Canada properties will include a state-of-the-art multimedia production facility in Toronto that will produce content for use globally, the VICE TV Network, mobile content and VICE’s network of Canadian digital properties.

•	Introduced Canada’s first 24-hour network dedicated to baseball, MLB Network, on Rogers digital cable. In addition, Sportsnet signed an 8-year multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada.
•

Expanded Next Issue offerings by adding People Magazine, National Geographic, Travel + Leisure, and Food & Wine to the digital newsstand. Next Issue now delivers nearly 150 of North America’s premium magazine titles.

•

Reached a three-year regional broadcast rights agreement with the NHL’s Montreal Canadiens. Combined with the national package, Sportsnet will deliver all 82 English-language Canadiens games this season, making more Canadiens games available nationally than ever before.

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

•

Secured “beachfront” spectrum consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population. This prime spectrum was the most sought after and is the spectrum Rogers went into the auction intending to win for its customers. Our $3.3 billion investment was in line with recent 700 MHz spectrum transactions in the US. We have now deployed this spectrum in rural and urban communities in Ontario, British Columbia, Alberta, Quebec, New Brunswick, Nova Scotia and Prince Edward Island delivering the ultimate mobile video experience to Rogers customers while carrying wireless signals deep into basements, elevators and in buildings with thick concrete walls.

•

Continued our expansion of Canada’s first wireless LTE 4G broadband network. Our network covered approximately 84% of the Canadian population as at December 31, 2014. We continued to offer a large selection of LTE devices and became the first carrier in North America, and one of the first in the world, to offer international LTE roaming to wireless customers.

•

First Canadian carrier to launch LTE-Advanced, now available in various communities across Canada. This next evolution of LTE wireless technology combines Rogers’ 700 MHz and AWS spectrum, so customers can download and live stream high quality video in more places on mobiles and tablets. LTE-Advanced was launched in Vancouver, Edmonton, Calgary, Windsor, London, Hamilton, Toronto, Kingston, Moncton, Fredericton, Halifax and Saint John.

•

Signed a Partner Market agreement with Vodafone to become its partner in Canada. The agreement extends Vodafone’s international experience, innovation and scale to Rogers in the Canadian market to generate a number of revenue, cost saving and product opportunities.

•

Recognized for the second straight year by PCMag.com, Rogers’ LTE network was named in September 2014 as the fastest downstream mobile network in Canada. PCMag.com also recognized Rogers as Canada’s fastest broadband Internet service provider.

GO TO MARKET AS ONE ROGERS

•

We streamlined the organization to allow us to be more agile and ensure senior leadership is closer to customers and front-line employees. We’ve aligned to go to market with our products and services in more disciplined and coordinated ways. We are using more cross-functional, multi-departmental teams from all parts of the business on go-to-market projects as we’ve demonstrated this year with our 12-year NHL Agreement.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2015 OBJECTIVES

OVERHAUL THE CUSTOMER EXPERIENCE

We aim to create a seamless experience across all channels and further reduce the number of customer complaints. Our objective is to continue to improve the customer experience and track those improvements through meaningful statistics.

DRIVE GROWTH IN THE BUSINESS MARKET

We aim to grow our business market share and roll out new, next generation products that help our business customers succeed, resulting in growth in our market share.

INVEST IN AND DEVELOP OUR PEOPLE

We aim to transform the employee experience by rolling out selected onboarding and development programs, as well as evolve the physical space in which we work to promote agility and collaboration.

DELIVER COMPELLING CONTENT EVERYWHERE

We aim to continue to invest to deliver compelling content and enhance the value of and further leverage our Media assets across Rogers to deliver more value to our customers.

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

We aim to deliver a world-class mobile video experience, continue to innovate and bring new products and services to market, and expand the speed and coverage of our networks, including our continued LTE expansion.

GO TO MARKET AS ONE ROGERS

We aim to re-position our key brands and bring new products to market as One Rogers.

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a consolidated basis consistent with the annual plans approved by our Board of Directors.

2014 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full year 2014 financial metrics.

(In millions of dollars)	2014 Guidance			2014 Actual	Achievement
Consolidated Guidance
Adjusted operating profit [1]	5,000	to	5,150	5,019	✓
Additions to property, plant and equipment [2]	2,275	to	2,375	2,366	✓
Free cash flow [1]	1,425	to	1,500	1,437	✓

Missed x          Achieved ✓        Exceeded ¶

[1]

Adjusted operating profit and free cash flow are non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Business Solutions, Media, and Corporate segments and excludes purchases of spectrum licences.

2015 FULL YEAR CONSOLIDATED GUIDANCE

The following table outlines guidance ranges for selected full year 2015 consolidated financial metrics, which takes into consideration our current outlook and our actual results for 2014 and are based on a number of assumptions, including those noted after the table below. Information about our guidance, including the various assumptions underlying our guidance, is forward-looking and should be read in conjunction with “About Forward-Looking Information” and “Risks and Uncertainties Affecting Our Business” and the related disclosure and information about various economic, competitive and regulatory assumptions, factors and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full year basis and are consistent with annual full year board-approved plans. Any updates to our full year financial guidance over the course of the year would be made only to the consolidated level guidance ranges that appear below.

Full Year 2015 Guidance (In millions of dollars)	2014 Actual	2015 Guidance
Consolidated Guidance
Adjusted operating profit [1]	5,019	5,020	to	5,175
Additions to property, plant and equipment [2]	2,366	2,350	to	2,450
Free cash flow [1]	1,437	1,350	to	1,500

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Business Solutions, Media, and Corporate segments and excludes purchases of spectrum licences.

Key underlying assumptions

Our 2015 guidance ranges above are based on many assumptions, including but not limited to the following material assumptions:

(1)	Continued intense competition in all segments in which we operate.
(2)	A substantial portion of US dollar-denominated expenditures has been hedged.
(3)

No significant additional regulatory developments, shifts in economic conditions or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2015 could potentially materially alter underlying assumptions around our 2015 Wireless, Cable, Business Solutions and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance.

36    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Capability to Deliver Results

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels including:

•	an extensive independent dealer network;
•	company-owned Rogers, Fido and Chatr retail stores;
•	major retail chains and convenience stores;
•	partnered distribution channels, such as WOW! mobile boutique;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, ecommerce sites; and
•	Rogers call centres and outbound telemarketing.

CABLE

We distribute our cable products using various channels including:

•	company-owned Rogers retail stores;
•	customer self-serve using rogers.com;
•	Rogers call centres, outbound telemarketing, door-to-door agents;
•	major retail chains; and
•	an extensive network of third party retail locations.

BUSINESS SOLUTIONS

Our sales team sells Business Solutions services to Canadian business and public sector telecom customers. An extensive network of third-party channel distributors deal with IT integrators, consultants, local service providers and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada that:

•	is the only wholly owned national wireless network in Canada;
•	was the first LTE high-speed network in Canada, which reached more than 84% of the Canadian population as at December 31, 2014;
•	is supported by voice and data roaming agreements with international carriers in more than 200 countries, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators which operate in more rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all of our wireless services. Advances in technology have transformed how our customers interact and how they use the variety of tools that are available to them in their personal and professional lives. Technology has also changed the way businesses operate.

New technologies allow us to offer new services, such as Rogers One Number, which makes enhanced wireless services available to subscribers on their computer, tablet and smartphone with a single number and can be used as an alternative to fixed line telephony. Users enjoy the same services and features across the coverage area, thanks to the seamless integrated nature of the Rogers network and those of our roaming and network sharing partners.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services; and
•	introduce new innovative network-enabled features and functionality.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our spectrum holdings as at December 31, 2014 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 99.7% of the Canadian population.	4G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM and 3.5G / 4G HSPA+ subscribers (4G LTE in the future).
1900 MHz	60 MHz in all areas of Canada except 40 MHz Northern Quebec, 50 MHz in Southern Ontario and 40 MHz in the Yukon, Northwest Territories and Nunavut.	2G GSM and 3.5G / 4G HSPA+ subscribers (4G LTE in the future).
AWS 1700/2100 MHz	20 MHz across Canada.	4G LTE subscribers.
2500 MHz	60 MHz (40 MHz FDD plus 20 MHz TDD) in key population centres across Canada in Eastern Quebec, Southern Quebec, Southern and Eastern Ontario and British Columbia. Outside of these areas, Rogers holds 20 MHz of FDD spectrum.	4G LTE subscribers.

We also have access to additional spectrum through network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range	Inukshuk Wireless Partnership is a joint operation with BCE in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of 2.3 GHz spectrum primarily in Eastern Canada, including certain population centres in Southern and Eastern Ontario, Southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta and British Columbia. Inukshuk also holds 3.5 GHz licences (between 50-175 MHz) in most of the major population centres across Canada. The arrangement initially included 2500 MHz spectrum. This spectrum was distributed equally to the partners late in 2012. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.	Mobile and fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Manitoba Telecom Services, that covers 96 percent of the population across Manitoba;	3.5G / 4G HSPA+, 4G LTE subscribers
	• with TBayTel, that covers the combined base of customers in North Western Ontario; and	3.5G / 4G HSPA+ subscribers
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec.	4G LTE subscribers.

We have certain arrangements to buy additional spectrum, subject to regulatory approvals:

Type of spectrum	Transaction	Who it will support
AWS-1 spectrum	Acquired an option to buy Shaw’s AWS-1 spectrum holdings in Western Canada. The option has not yet been exercised and is subject to regulatory approval.	4G LTE subscribers.
AWS-1 spectrum	Part of a larger strategic transaction with Videotron, which could lead to the acquisition of Videotron’s Tier 3 Toronto AWS-1 spectrum. If a transaction does occur, it will be subject to regulatory approval.	4G LTE subscribers.

38    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

CABLE

Our expansive fibre and hybrid fibre coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick and Newfoundland. We also operate a North American transcontinental fibre-optic network that extends over 44,000 route kilometres that is used to serve enterprise customers, including government and other telecommunications service providers. In Canada, the network extends coast to coast and includes local and regional fibre, transmission electronics and systems, hubs, POPs and IP Routing and switching infrastructure. The network also extends to the US, from Vancouver south to Seattle, from the Manitoba-Minnesota border through Minneapolis, Milwaukee and Chicago, from Toronto through Buffalo, and from Montreal through Albany, to New York City, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, minimizing disruptions that can result from fibre cuts and other events.

The network is sub-divided into smaller clusters of homes interconnected at a central node. The node is reached by fibre optic cable and in turn from the node to the home, video, voice and broadband services are delivered using 860 MHz of spectrum over coaxial broadband cable.

We continually upgrade the network to improve capacity, enhance performance and introduce new features and functionality. For example, we invest in:

•	further segmenting our network nodes to reduce the number of homes in each node;
•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity by introducing new technology like switched digital video;
•

increasing Internet speed with data over cable service interface specifications (DOCSIS 3.0), which now offers download speeds of up to 250 Mbps across more than 98% of our footprint and sets the foundation for even higher speeds; and

•	increasing the fibre to the home (FTTH) footprint by connecting to more homes directly to fibre.

In 2015, we expect to complete the transitioning of customers receiving television signals over our analog broadcast channels to all-digital services, freeing up significant cable network capacity for additional features and services. The analog to digital subscriber migration will continue to strengthen the customer experience and, in addition to allowing us to reclaim significant amounts of network capacity, will enable us to reduce network operating and maintenance costs going forward. The migration from analog to digital requires additional spending because it involves fitting analog homes with digital converters and removing existing analog filtering equipment.

Broadband Internet service is provided using the DOCSIS 3.0 standard which combines multiple RF channels onto one access point into the customer premise, delivering exceptional performance. The bandwidth of our internet service offerings has increased 50-fold in the last 10 years as we bring new technology to market when it becomes available. This track record of investing in our networks and demonstrating the capability to deploy best-in-class service is one of our key strategies to ensure we stay competitive with other service providers that provide internet service into homes and business over copper facilities.

Voice-over-cable telephony services are provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including network redundancy as well as network and customer premise backup powering. Our phone service includes a rich set of features, such as TV Call Display, three-way calling and advanced voicemail features which allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet. In addition, we offer a wireless alternative to a fixed-line service called Rogers Wireless Home Phone.

BUSINESS SOLUTIONS

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security and performance. We operate our own robust facilities-based, transcontinental network with 100% digital fibre optic backbone and strategic interconnect points to the US and overseas for cross-border and international coverage. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in colocation, cloud and managed services solutions. We own and operate 15 state-of-the-art, highly reliable and certified data centres across Canada, including Canada’s first Tier III Design and Construction certified multi-tenant facility opened in 2012 and Alberta’s first Tier III certified data centre opened in 2014.

FIRST CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives we undertook in 2014:

•

Rogers NHL GameCentre LIVE, an upgraded online destination for enhancing NHL action on any screen; GamePlus, an innovative and interactive experience within Rogers NHL GameCentre LIVE that includes revolutionary camera angles, exclusive interviews and analysis and original video-on-demand content;

•	a new multi-million dollar Sportsnet Hockey Studio, which features a 38-foot wide ultra HD monitor, a rotating main anchor desk, 52 monitors and up to 14 cameras;
•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 25 communities across Canada;
•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada for the first time on Rogers digital cable;
•	an 8-year multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada; and
•	a 10-year multi-platform agreement which makes Rogers the exclusive distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENGAGED PEOPLE

For our team of approximately 27,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driving employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe workplace.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our established network, extensive distribution, recognizable media content and programming, advertising, event sponsorships including the Rogers Cup, community investment including Rogers Youth Fund, and naming rights to some of Canada’s landmark buildings including the Rogers Centre in Toronto, Rogers Arena in Vancouver, and Rogers Place in Edmonton.

We also own or utilize some of Canada’s most recognized brands including:

•	The wireless brands of Rogers, Fido and Chatr;
•	over 20 TV stations including Sportsnet, The Shopping Channel, FX (Canada) and FXX (Canada), OMNI, and City;
•	over 40 publications including Maclean’s, Chatelaine, Flare, Hello! Canada and Canadian Business;
•	Next Issue Canada with a catalogue of nearly 150 premium Canadian and US magazine titles;
•	over 50 radio stations including Kiss 92.5, 98.1 CHFI, 680 News, and Sportsnet 590 The Fan;
•	major league sports teams including the Toronto Blue Jays and investments in the Toronto Maple Leafs and the Toronto Raptors;
•	shomi, a subscription video-on-demand service; and
•	VICE, a global youth media company producing and distributing global online video content.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment grade balance sheet, conservative debt leverage and significant available liquidity. Our capital resources consist primarily of cash provided by operating activities, cash and cash equivalents, available lines of credit, funds available under our accounts receivable securitization program and issuances of long-term debt. We also own approximately $1.1 billion of marketable equity securities in publicly traded companies as at December 31, 2014.

The following information is forward-looking and should be read in conjunction with “About forward-looking information” and “Risks and Uncertainties Affecting Our Business” and other disclosure about various economic, competitive and regulatory assumptions, factors and risks that could cause our actual future financial and operating results to differ from those currently expected.

We anticipate generating a net cash surplus in 2015 from our cash provided by operating activities. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2015, including the funding of dividends on our common shares, repayment of maturing long-term debt and other financing activities, investing activities, and other requirements, taking into account our opening cash balance, cash provided by operating activities, the amount available under our $2.5 billion bank credit facility, our accounts receivable securitization program and funds available to us from the issuance of other bank, publicly issued or private placement debt from time to time. As at December 31, 2014, there were no significant restrictions on the flow of funds between Rogers and its subsidiary companies.

We believe that we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, or entering into new bank credit facilities, issuing public or private debt, amending the terms of our accounts receivable securitization program or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND HISTORY OF DIVIDEND GROWTH

Our Class B Non-Voting common shares actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.3 million shares. In addition, our Class A Voting common shares trade on the TSX. Dividends are the same on both classes of shares and have been increased in each of the last 12 years. In 2014, each share paid an annualized dividend of $1.83, which we recently increased by 5% to $1.92 per share for 2015.

40    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

2014 Financial Results

See “Critical Accounting Estimates” and “New Accounting Standards”, in “Accounting Policies” in this MD&A, and the notes to our 2014 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategies and the results of our peers and competitors. Many of these are not defined terms under IFRS and so should not be considered as alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2014	2013	% Chg
Operating revenue
Wireless	7,305	7,270	–
Cable	3,467	3,475	–
Business Solutions	382	374	2
Media	1,826	1,704	7
Corporate items and intercompany eliminations	(130)	(117)	11
Operating revenue	12,850	12,706	1
Adjusted operating profit
Wireless	3,246	3,157	3
Cable	1,665	1,718	(3)
Business Solutions	122	106	15
Media	131	161	(19)
Corporate items and intercompany eliminations	(145)	(149)	(3)
Adjusted operating profit [1]	5,019	4,993	1
Adjusted operating profit margin [1]	39.1%	39.3%	(0.2 pts )
Net income	1,341	1,669	(20)
Diluted earnings per share	2.56	3.22	(20)
Adjusted net income [1]	1,532	1,769	(13)
Adjusted diluted earnings per share [1]	2.96	3.42	(13)
Additions to property, plant and equipment	2,366	2,240	6
Free cash flow [1]	1,437	1,548	(7)
Cash provided by operating activities	3,698	3,990	(7)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2013

(In millions of dollars)	Change	See page
Operating revenue changes – higher (lower):
Network – Wireless	(5)	44
Equipment – Wireless	40	44
Cable	(8)	47
Business Solutions	8	48
Media	122	49
Corporate items and intercompany eliminations	(13)
Higher operating revenue compared to 2013	144
Adjusted operating profit changes – higher (lower):
Wireless	89	45
Cable	(53)	47
Business Solutions	16	48
Media	(30)	49
Corporate items and intercompany eliminations	4
Higher adjusted operating profit [1] compared to 2013	26
Lower stock-based compensation	47	51
Higher restructuring, acquisition and other	(88)	51
Higher depreciation and amortization	(246)	51
Higher finance costs	(75)	51
Higher other expense	(82)	52
Lower income taxes	90	52
Lower net income compared to 2013	(328)
Lower stock-based compensation	(47)	51
Higher restructuring, acquisition and other	88	51
Loss on repayment of long-term debt	29	51
Gain on sale of interest in TVtropolis	47	52
Income tax impact of the above items	(32)
Income tax adjustment, legislative tax change	6	52
Lower adjusted net income [1] compared to 2013	(237)

[1]

Adjusted operating profit and adjusted net income are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measure. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

OPERATING REVENUE

Wireless network revenue remained fairly consistent this year primarily because of the continued adoption of higher ARPU-generating Rogers Share Everything Plans, offset by the introduction over the past year of lower priced roaming plans.

Cable operating revenue remained fairly consistent this year primarily because the impact of a higher subscriber base for our Internet products combined with the movement of customers to higher-end speed and usage tiers was offset by TV subscriber losses over the past year and a more competitive Phone pricing environment.

Business Solutions operating revenue increased this year primarily because of continued growth in on-net and next generation services, including our data centre businesses, partially offset by a reduction in lower margin, off-net legacy revenue.

Media operating revenue increased this year primarily because of revenue generated by our new NHL Agreement, growth at Sportsnet, and higher revenues at the Toronto Blue Jays, The Shopping Channel, and Radio, partially offset by continued softness in conventional TV and print advertising.

ADJUSTED OPERATING PROFIT

Wireless adjusted operating profit increased this year primarily because of lower subsidy levels.

Cable adjusted operating profit decreased this year primarily because of higher investments in customer care and network, customer value enhancement-related costs and a one-time cumulative CRTC fee adjustment.

Business Solutions adjusted operating profit increased this year as a result of continued growth in the higher margin on-net and next generation business mostly from our recent data centre acquisitions and productivity improvements.

Media’s adjusted operating profit decreased this year primarily because of investments in player salaries at the Toronto Blue Jays, increased merchandise costs at The Shopping Channel, ramp-up costs associated with the launch of Next Issue Canada and increased programming costs, partially offset by lower publishing costs.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income decreased this year primarily because of the revenue and expense changes described above and higher depreciation and amortization, and higher finance costs. Net income was also lower as a result of higher restructuring, acquisition and other costs.

42    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2014, we had:

•	approximately 9.5 million subscribers
•	approximately 35% subscriber share and 35% revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2014	2013	% Chg
Operating revenue
Network revenue	6,743	6,748	–
Equipment sales	562	522	8
Operating revenue	7,305	7,270	–
Operating expenses
Cost of equipment [1]	(1,488)	(1,535)	(3)
Other operating expenses	(2,571)	(2,578)	–
	(4,059)	(4,113)	(1)
Adjusted operating profit	3,246	3,157	3
Adjusted operating profit margin as a % of network revenue	48.1%	46.8%	1.3 pts
Additions to property, plant and equipment	978	865	13

[1]	Includes the cost of equipment sales and direct channel subsidies.

WIRELESS SUBSCRIBER RESULTS 1, 2

	Years ended December 31
(In thousands, except churn and ARPU)	2014	2013	Chg
Postpaid
Gross additions	1,238	1,409	(171)
Net (losses) additions	(1)	228	(229)
Total postpaid subscribers	8,073	8,074	(1)
Churn (monthly)	1.27%	1.24%	0.03 pts
ARPU (monthly)	$66.86	$67.76	$ (0.90)
Prepaid
Gross additions	507	525	(18)
Net losses	(52)	(162)	110
Total prepaid subscribers	1,377	1,429	(52)
Churn (monthly)	3.42%	3.85%	(0.43 pts )
ARPU (monthly)	$15.16	$15.64	$ (0.48)
Blended ARPU	$59.41	$59.58	$ (0.17)

[1]

Wireless postpaid subscriber results do not include subscribers from our Wireless Home Phone product, with approximately 52,000 net new subscribers this year and approximately 92,000 cumulative subscribers as at December 31, 2014.

[2]	Subscriber counts, subscriber churn and average revenue per user (ARPU) are key performance indicators. See “Key Performance Indicators”.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING REVENUE

Our operating revenue depends on the size of our subscriber base, the revenue per user and revenue from wireless devices, and other equipment sales.

Network revenue

Network revenue includes revenue derived from voice and data services from postpaid monthly fees, airtime, data usage, long distance charges, optional service charges, inbound and outbound roaming charges and certain fees, as well as prepaid usage for airtime, data and other ancillary charges such as long distance.

Network revenue was consistent this year as a result of:

•

continued adoption of the customer-friendly Rogers Share Everything Plans, which generate higher ARPU and bundle in certain calling features and long distance, grant the ability to pool data usage with other devices on the same account, and entice customers with access to our other products, such as Roam Like Home and Rogers NHL GameCentre LIVE; and

•	higher usage of wireless data services; offset by
•	lower roaming revenue due to the introduction over the past year of US and international roaming pricing and plans which provide greater value to our customers.

Blended ARPU decreased this year primarily due to the relatively unchanged network revenue described above and a slight increase in average number of wireless subscribers over the course of the year.

Excluding the decline in roaming revenue, network revenue would have increased by 2% and postpaid ARPU would have increased by 1%.

The increase in churn and volatility in net additions to our postpaid subscriber base this year were expected in the short-term as we implement our Rogers 3.0 plan and our strategic focus towards optimizing subscriber value versus subscriber volumes, as well as migrating existing customers to current pricing plans. During the latter portion of the year, we implemented a number of commercial policies which, amongst other things, adjusted the entry price levels for customers to be eligible for subsidized premium devices and eliminated eligibility for device subsidies for a number of previously discounted offerings. Furthermore, we believe that the industry transition from three year to two year plans as a result of the adoption of the CRTC Wireless Code may have also slowed overall wireless subscriber growth during the year. See “Regulation in Our Industry” for more information on the Wireless Code.

We activated and upgraded approximately 2.6 million smartphones for new and existing subscribers this year, compared to approximately 2.7 million in 2013. The decrease was due to a 1% decrease in hardware upgrades and a 12% reduction in gross additions.

The percentage of subscribers with smartphones at the end of the year was 84% of our total postpaid subscriber base, compared to 75% at the end of 2013. In our experience, smartphone subscribers typically generate significantly higher ARPU and are less likely to churn than customers on less advanced devices. Effective October 1, 2014, customers with smartphones in our Bring Your Own Device (BYOD) program are included in our smartphone subscriber measures, which also contributed to the increase in smartphone penetration.

Data revenue increased by 10% this year primarily because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail,

Internet access, social media, mobile video, text messaging and other wireless data services. Data revenue exceeded voice revenue for the first time and represented approximately 52% of total network revenue this year, compared to approximately 47% last year.

The decrease in prepaid subscribers was mainly because of increasing competition at the lower end of the wireless market where prepaid products are mainly sold as we continue to increase our focus away from subscriber volume towards the higher lifetime value segment of the market.

Equipment sales

Equipment sales (net of subsidies) include revenue from sales to:

•	independent dealers, agents and retailers; and
•	directly to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales and corporate stores.

The 8% increase in revenue from equipment sales this year primarily reflects decreased subsidies we provide as a result of the industry transition from three to two year plans and a shift in the sales mix of smartphones. During this year, we activated 12% more iPhones in comparison to the prior year, which corresponded with the launch of the iPhone 6 in the latter portion of 2014. This was partially offset by fewer existing subscriber upgrades and the lower number of gross activations. Overall, the percentage of customers choosing to upgrade their wireless devices throughout the year represented approximately 23% of our year end postpaid subscriber base, which is consistent with the prior year.

44    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless handsets and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships and attract new subscribers.

The cost of equipment sales decreased by 3% this year as a result of fewer subscriber upgrades and fewer gross activations as described above, partially offset by the shift in the mix towards higher cost smartphones.

Total customer retention spending (including subsidies on handset upgrades) increased modestly to $946 million this year compared to $939 million last year because of the shift in mix described above, partially offset by fewer hardware upgrades by existing subscribers.

Other operating expenses (excluding retention spending) decreased by 2% this year as a result of improvements in cost management and efficiency gains.

OTHER DEVELOPMENTS

In late December 2014, we announced an agreement with BCE under which Rogers will purchase 50% of Glentel for cash consideration of approximately $392 million. As part of the agreement, Rogers and BCE intend to divest all Glentel operations located outside of Canada (International Operations). The terms of the agreement provide that BCE is entitled to the first $100 million and Rogers is entitled to the subsequent $195 million of the divestiture proceeds from International Operations. Divesture proceeds in excess of $295 million are to be shared evenly between both parties. Glentel is a large multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. The outlets operate under banner names such as Wireless Wave and TBooth Wireless. The transaction is expected to close in the first half of 2015 and is subject to regulatory approval and completion of BCE’s acquisition of Glentel.

ADJUSTED OPERATING PROFIT

Adjusted operating profit was 3% higher this year as a result of:

•	continued growth of wireless data revenue and continued adoption of higher ARPU-generating service plans; and
•	higher equipment revenue; partially offset by
•	higher unit costs of equipment sales and upgrades; and
•	pricing changes associated with our roaming plans.

Adjusted operating profit margin as a percentage of network revenue increased to 48.1% this year from 46.8% in 2013.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION AND PHONE SERVICES

As at December 31, 2014, we had:

•	2.0 million high-speed Internet subscribers
•	2.0 million Television subscribers – approximately 30% of Canadian cable television subscribers
•	1.2 million Phone subscribers
•	a network that passes approximately 4 million homes in Ontario, New Brunswick and Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2014 [1]	2013 [2]	% Chg
Operating revenue
Internet	1,245	1,159	7
Television	1,734	1,809	(4)
Phone	478	498	(4)
Service revenue	3,457	3,466	—
Equipment sales	10	9	11
Operating revenue	3,467	3,475	—
Operating expenses
Cost of equipment	(6)	(6)	—
Other operating expenses	(1,796)	(1,751)	3
Operating expenses	(1,802)	(1,757)	3
Adjusted operating profit	1,665	1,718	(3)
Adjusted operating profit margin	48.0%	49.4%	(1.4 pts )
Additions to property, plant and equipment	1,055	1,105	(5)

[1]	The operating results of Source Cable are included in the Cable results of operations from the date of acquisition on November 4, 2014.

[2]	The operating results of Mountain Cable are included in the Cable results of operations from the date of acquisition on May 1, 2013.

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2014	2013	Chg
Cable homes passed [2,3]	4,068	3,978	90
Internet
Net additions	34	63	(29)
Total Internet subscribers [2,3]	2,011	1,961	50
Television
Net losses	(119)	(127)	8
Total Television subscribers [2,3]	2,024	2,127	(103)
Phone
Net (losses) additions	(14)	42	(56)
Total Phone subscribers [2,3]	1,150	1,153	(3)
Total service units [2,3,4]
Net losses	(99)	(22)	(77)
Total service units	5,185	5,241	(56)

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired approximately 34,000 cable high-speed Internet subscribers, 40,000 Television subscribers and 37,000 Phone subscribers from our acquisition of Mountain Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2013. The acquisition also increased homes passed by 59,000.

[3]

On November 4, 2014, we acquired approximately 16,000 cable high-speed Internet subscribers, 16,000 Television subscribers and 11,000 Phone subscribers from our acquisition of Source Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2014. The acquisition also increased homes passed by 26,000.

[4]	Includes Internet, Television and Phone subscribers.

46    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

OPERATING REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenues from residential, small business and wholesale Internet access subscribers; and
•	modem rental fees.

Television revenue includes:

•	digital cable services – includes digital channel service fees, including premium and specialty service subscription fees, pay per view service fees and video on demand service fees;
•	analog cable services – includes basic cable service fees plus extended basic (or tier) service fees and access fees for use of channel capacity by third parties; and
•	rental and sale of digital cable set-top terminals.

Phone revenue includes revenues from residential and small business local telephony service from:

•	monthly service fees;
•	calling features such as voicemail and call waiting and caller ID; and
•	long-distance calling.

Total operating revenue was consistent this year primarily as a result of:

•	a higher subscriber base for our Internet products combined with the movement of more customers to higher-end speed and usage tiers; and
•	the May 2013 acquisition of Mountain Cable and November 2014 acquisition of Source Cable; offset by
•	Television subscriber losses over the past year; and
•	lower Phone revenue from retention and promotional-related discounting.

Internet revenue

Internet revenue increased by 7% this year as a result of:

•	a larger Internet subscriber base;
•	general movement by customers to higher-end speed and usage tiers; and
•	increases in Internet service pricing.

Television revenue

Television revenue decreased by 4% this year as a result of the:

•	decline in Television subscribers over the past year associated with heightened pay TV competition; partially offset by
•	impact of pricing increases implemented over the past year; and
•	acquisitions of Mountain Cable and Source Cable.

The digital cable subscriber base represented 88% of our total Television subscriber base as at the end of 2014, compared to 84% at the end of 2013. The larger selection of digital content, video on-demand, and HDTV and PVR equipment combined with our ongoing analog to digital network conversion continue to contribute to the increasing penetration of digital as a percentage of our total Television subscriber base.

Phone revenue

Phone revenue decreased by 4% this year as a result of:

•	increased retention and promotional-related discounting associated with greater competition and multi-product bundles; partially offset by
•	a higher average Phone subscriber base throughout the year; and
•	the impact of pricing increases implemented over the past year.

Equipment sales

Equipment sales include revenues generated from the sale of digital cable set-top terminals and Internet modems.

Revenue from equipment sales increased by 11% this year as a result of an increase in cable box sales versus the prior year.

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment sales (cable digital set-top box and Internet modem equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships and attract new subscribers.

Operating expenses increased by 3% this year as a result of:

•	incremental costs associated with the Mountain Cable and Source Cable acquisitions;
•	higher investments in customer care and network and customer value enhancement related costs; and
•

$5 million impact of a one-time cumulative Local Program Improvement Fund adjustment relating to a CRTC ruling this year and an $8 million positive adjustment in 2013 to licence fees payable to match the CRTC’s billing period; partially offset by

•	various cost efficiency and productivity initiatives.

ADJUSTED OPERATING PROFIT

Adjusted operating profit decreased by 3% this year as a result of higher operating expenses, as described above. The Source Cable acquisition did not have a significant impact on adjusted operating profit this year.

CABLE ACQUISITION

On November 4, 2014, we acquired Source Cable Limited, a small television, Internet, and phone service provider for $156 million. The Source Cable footprint is situated adjacent to existing Rogers cable systems in Southwestern Ontario and is expected to enable numerous synergies.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS SOLUTIONS

LEADING-EDGE WIRELINE TELECOM AND DATA NETWORKING SERVICES TO CANADIAN BUSINESSES

•	sells to small, medium and large enterprises and governments
•	sells to other carriers on a wholesale basis
•	7,800 on-net fibre connected buildings
•	fibre passes close to an additional 23,000 near-net buildings.

BUSINESS SOLUTIONS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2014	2013 [1]	% Chg
Operating revenue
Next generation	271	213	27
Legacy	106	149	(29)
Service revenue	377	362	4
Equipment sales	5	12	(58)
Operating revenue	382	374	2
Operating expenses	(260)	(268)	(3)
Adjusted operating profit	122	106	15
Adjusted operating profit margin	31.9%	28.3%	3.6 pts
Additions to property, plant, and equipment	146	107	36

[1]

The operating results of Blackiron and Pivot Data Centres are included in the Business Solutions results of operations from the dates of acquisition on April 17, 2013 and October 1, 2013, respectively.

Business Solutions generates revenue from the provision of wireline communications services and the sales of related equipment.

Next generation revenue is generated by the provision of high-speed, high-reliability data and voice communications, provided on Rogers’ advanced IP, Ethernet and cloud platforms, and mainly through Rogers’ extensive communications network and data centre infrastructure.

Legacy revenue is generated mainly by circuit-switched local and long-distance voice services and legacy data services, provided over TDM and prior generation data platforms, with client access often delivered through the use of leased third-party network elements and tariffed ILEC services.

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the small, medium and large sized enterprise, public sector and carrier wholesale markets. Business Solutions is also focused on data centre colocation, hosting, cloud, and disaster recovery services. Next generation, which includes our data centre operations, this year represented 72% of total service revenue.

OPERATING REVENUE

Service revenue increased by 4% this year as a result of:

•	continuing execution of our plan to grow higher margin on-net and next generation IP-based services revenue; and
•

growth from the acquisitions of Pivot Data Centres and Blackiron in October and April 2013, respectively; partially offset by the continued planned decline in the off-net and legacy off-net voice and data services, a trend we expect to continue as we focus the business on on-net opportunities and customers move to more advanced and cost effective IP-based services.

Excluding the data centre acquisitions, next generation service revenue would have increased by 6% and total service revenue would have decreased by 9% compared to last year.

Equipment sales decreased this year as the first quarter of 2013 included a non-recurring equipment sale.

OPERATING EXPENSES

Operating expenses decreased by 3% this year as a result of:

•	lower legacy service costs including fewer leased third-party facilities related to the planned lower volumes and customer levels; and
•	ongoing initiatives to improve costs and productivity; partially offset by
•	higher on-net and next generation service costs associated with higher volumes.

ADJUSTED OPERATING PROFIT

Adjusted operating profit increased by 15% this year as a result of continued growth in the higher margin on-net and next generation business mostly from our recent data centre acquisitions and productivity improvements.

48    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	category-leading television and radio broadcasting properties
•	multi-platform televised and online shopping
•	publishing including Next Issue Canada
•	sports media and entertainment
•	exclusive 12-year NHL Agreement
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2014	2013 [1]	% Chg
Operating revenue	1,826	1,704	7
Operating expenses	(1,695)	(1,543)	10
Adjusted operating profit	131	161	(19)
Adjusted operating profit margin	7.2%	9.4%	(2.2 pts	)
Additions to property, plant and equipment	94	79	19

[1]	The operating results of Sportsnet 360 (formerly theScore) are included in the Media results of operations from the date of acquisition on April 30, 2013.

OPERATING REVENUE

Media generates revenue in five areas:

•	advertising sales across its television, radio, publishing and digital media properties;
•	subscriptions to televised products;
•	retail product sales;
•	circulation of published products; and
•	ticket sales, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Operating revenue increased by 7% this year as a result of:

•	revenues of approximately $100 million generated by the NHL Agreement that became effective for the 2014-2015 season late in the year;
•	higher subscription revenue generated by our Sportsnet properties;
•	higher revenue associated with the Toronto Blue Jays;
•	higher radio revenue;
•	higher sales at The Shopping Channel; and
•	growth of Next Issue Canada (which launched in late 2013); partially offset by
•	continued softness and structural shifts in conventional television and print advertising.

Excluding the impact of the NHL Agreement, total revenue this year would have increased by 1%.

OPERATING EXPENSES

We assess Media operating expenses in four general areas:

•	the cost of broadcast content (including sports programming);
•	the cost of retail products sold by The Shopping Channel and Sports Entertainment;
•	Blue Jays player payroll; and
•	all other expenses involved in day-to-day operations.

Operating expenses increased by 10% this year as a result of:

•	incremental costs associated with the NHL Agreement which are expensed based on the proportion of the season’s games played during a specified period;
•	higher player salaries at the Toronto Blue Jays;
•	higher programming costs;
•	incremental costs of approximately $16 million associated with the growth of Next Issue Canada; and
•	higher merchandise costs at The Shopping Channel; partially offset by
•	lower publishing costs related to the lower print volume.

ADJUSTED OPERATING PROFIT

Adjusted operating profit decreased this year, reflecting the revenue and expense changes described above.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment include costs associated with acquiring and placing property, plant and equipment into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditure related to the $3.3 billion acquisition of 700 MHz spectrum licences is not included in additions to property, plant and equipment and does not factor into the calculation of free cash flow or capital intensity. Please see “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators” and “Non-GAAP Measures” for more information.

Our management focuses on the planning, funding and management of additions to property, plant and equipment, because they are significant, and have a material impact on our cash flow.

Additions to property, plant and equipment before related changes to non-cash working capital represent capital assets that we actually took title to and were ready for use in the period. We believe that this measure best reflects our cost of property, plant and equipment in a given period, and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity 1)	2014	2013	% Chg
Additions to property, plant and equipment
Wireless	978	865	13
Cable	1,055	1,105	(5)
Business Solutions	146	107	36
Media	94	79	19
Corporate	93	84	11
Total additions to property, plant and equipment	2,366	2,240	6
Capital intensity [1]	18.4%	17.6%	0.8 pts

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

WIRELESS

Wireless property, plant and equipment additions in 2014 were primarily related to LTE deployment and capacity investments and site build activity to further enhance network coverage and the initial deployment of our newly acquired 700 MHz spectrum. Deployment of the LTE network has now reached approximately 84% of Canada’s population as at December 31, 2014.

CABLE

Investments this year were made to improve the capacity of our Internet platform, improve the reliability and quality of the network and continued development work related to next generation IP-based video service. We also invested in customer equipment related to the continued roll out of our next generation NextBox digital set-top boxes and for subscribers migrating from analog to digital. The reduction in expenditures year-over-year primarily reflects a higher volume of new NextBox digital set-top box deployments last year when the latest generation of this product was launched.

Migrating subscribers from analog to digital will continue to strengthen the customer experience and is allowing us to reclaim significant amounts of network capacity and reduce network operating and maintenance costs. This effort requires additional spending because it involves fitting analog homes with digital converters and removing existing analog filtering equipment from the network.

BUSINESS SOLUTIONS

Business Solutions property, plant and equipment additions increased this year as a result of network expansion to reach additional customers and sites and data centre investments.

MEDIA

Media property, plant and equipment additions increased this year as a result of investments made to our IT infrastructure and NHL broadcast facilities.

50    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our consolidated operating income, net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Adjusted operating profit [1]	5,019	4,993	1
Stock-based compensation	(37)	(84)	(56)
Restructuring, acquisition and other	(173)	(85)	104
Depreciation and amortization	(2,144)	(1,898)	13
Finance costs	(817)	(742)	10
Other (expense) income	(1)	81	(101)
Income taxes	(506)	(596)	(15)
Net income	1,341	1,669	(20)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

ADJUSTED OPERATING PROFIT

Please see “2014 Financial Results” for a discussion of the increase in adjusted operating profit this year.

STOCK-BASED COMPENSATION

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units is generally determined by:

•	vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain derivative instruments to hedge a portion of the stock price appreciation risk for our stock-based compensation program. See “Financial Risk Management” for information about equity derivatives.

	Years ended December 31
(In millions of dollars)	2014	2013
Impact of vesting	44	42
Impact of change in price	(17)	34
Equity derivatives, net of interest receipt	10	8
Total stock-based compensation	37	84

Stock-based compensation decreased to $37 million from $84 million in 2013 primarily as a result of the 2013 impact from increased market price of the RCI Class B common shares in early 2013 prior to the implementation of the equity derivatives program.

We had a liability of $144 million as at December 31, 2014 (2013 – $164 million) related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units.

We paid $48 million in 2014 (2013 – $101 million) to holders of stock options, restricted share units and deferred share units upon exercise. We use derivative instruments from time to time to manage our exposure to market-based fluctuations in our stock-based compensation expense.

RESTRUCTURING, ACQUISITION AND OTHER

Restructuring, acquisition and other mainly included:

•

$131 million (2013 – $53 million) of restructuring expenses mainly for costs relating to the reorganization associated with the implementation of the Rogers 3.0 plan to structure teams around our customers and remove management layers to increase agility and ensure senior leadership is closer to front-line employees and customers; and

•	$42 million (2013 – $32 million) of acquisition-related transaction costs, provisions for certain legal claims and other costs.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Depreciation	1,979	1,748	13
Amortization	165	150	10
Total depreciation and amortization	2,144	1,898	13

Depreciation and amortization increased this year mainly because of:

•	significant recent investment and roll out of new customer equipment at Cable, mostly next generation NextBox digital TV set-top boxes which are depreciated over three years;
•	the availability for use of certain network and system investments, including the launch and expansion of our LTE network in various municipalities; and
•	new property, plant and equipment and intangible assets resulting from several acquisitions completed in Cable, Business Solutions and Media during 2013 and 2014.

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Interest on borrowings [1]	782	734	7
Interest on pension liability	7	14	(50)
Loss on repayment of long-term debt	29	—	n/m
Foreign exchange loss	11	23	(52)
Change in fair value of derivatives	2	(16)	n/m
Capitalized interest	(26)	(25)	4
Other	12	12	—
Total finance costs	817	742	10

n/m:	not meaningful.
[1]	Borrowings include long-term debt and short-term borrowings associated with our accounts receivable securitization program.

The increase in interest on borrowings this year is a result of a higher amount of outstanding debt, partially offset by a decrease in the weighted average interest rate on our outstanding debt. As at December 31, 2014, our borrowings had a weighted average cost of 5.20% (December 31, 2013 – 5.54%) and a weighted average term to maturity of 10.8 years (December 31, 2013 – 10.3 years).

Early this year, we repaid or repurchased US$750 million ($834 million) of our 6.375% senior notes and US$350 million ($387 million) of our 5.50% senior notes. In conjunction with the repayment or repurchase of this debt, a $29 million loss was recognized pertaining to previously terminated debt derivatives which were deferred in the hedging reserve until maturity of the notes. This loss relates to transactions in

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 and 2013 where foreign exchange rates on the related debt derivatives were updated to then current rates.

Foreign exchange losses recognized in 2013 are primarily from the revaluation of US$350 million of senior notes due in 2038, for which the associated debt derivatives had not been designated as hedges for accounting purposes prior to March 6, 2013. Much of this foreign exchange loss was offset by the corresponding change in the fair value of the associated debt derivatives. During 2014, all of our US dollar-denominated debt was hedged for accounting purposes.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER (EXPENSE) INCOME

Other (expense) income decreased this year due to lower investment income from certain investments in associates and joint ventures and a $47 million gain realized on the sale of our investment in TVtropolis in 2013.

INCOME TAXES

The table below shows the difference between income taxes computed by applying the statutory income tax rate to income before income taxes and the actual income tax expense for the year:

	Years ended December 31
(In millions of dollars, except tax rates)	2014	2013
Statutory income tax rate	26.5%	26.5%
Income before income taxes	1,847	2,265
Computed income tax expense	489	600
Increase (decrease) in income taxes resulting from:
Non-taxable portion of capital gains	(1)	(9)
Recognition of previously unrecognized deferred tax assets	—	(14)
(Non-taxable) non-deductible stock-based compensation	(2)	8
Income tax adjustment, legislative tax change	14	8
Other items	6	3
Total income taxes	506	596
Effective income tax rate	27.4%	26.3%
Cash income taxes paid	460	496

Our effective income tax rate this year was 27.4% compared to 26.3% for 2013. The effective income tax rate for 2014 differed from the statutory tax rate primarily due to an adjustment to prior period Ontario harmonization transitional tax credits of $14 million. Excluding this adjustment, our effective income tax rate this year would have been 26.6%.

Cash income taxes paid this year decreased as a result of the timing of installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash income tax payments for the 2015 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income taxes for accounting purposes. See “About Forward-Looking Information”.

NET INCOME

Net income was 20% lower than last year. See “Key Changes in Financial Results this Year Compared to 2013”, for further details.

	Years ended December 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg
Net income	1,341	1,669	(20)
Basic earnings per share	2.60	3.24	(20)
Diluted earnings per share	2.56	3.22	(20)

Excluding certain items, adjusted net income was 13% lower compared to 2013, mainly from higher depreciation and amortization, and higher finance costs, partially offset by lower income taxes.

	Years ended December 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg
Adjusted operating profit [1]	5,019	4,993	1
Depreciation and amortization	(2,144)	(1,898)	13
Finance costs [2]	(788)	(742)	6
Other income [3]	(1)	34	(103)
Income taxes [4]	(554)	(618)	(10)
Adjusted net income [1]	1,532	1,769	(13)
Adjusted basic earnings per share [1]	2.97	3.43	(13)
Adjusted diluted earnings per share [1]	2.96	3.42	(13)

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $29 million loss on repayment of long-term debt for the year ended December 31, 2014.
[3]	Other income excludes the $47 million gain on sale of the TVtropolis investment for the year ended December 31, 2013.
[4]

Income taxes exclude the $62 million recovery (2013 — $30 million recovery) for the year ended December 31, 2014 related to income tax impact for adjusted items. For 2014, income taxes also exclude the $14 million expense (2013 — nil) adjusting previously recognized Ontario harmonization transitional tax credits. For 2013, income taxes also exclude the $8 million expense for the revaluation of deferred tax balances due to legislative income tax rate changes.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2014, we had approximately 27,000 (2013 – 28,000) employees across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full time employees and part-time employees in 2014 were approximately $1,940 million, which is unchanged from the amount in 2013. There was a decrease in the number of employees, a decrease in pension expense due to lower net interest cost and a decrease in stock-based compensation, which was offset by higher baseball player costs and employee benefit costs.

52    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

2013 FULL YEAR RESULTS COMPARED TO 2012

Operating revenue

Consolidated revenue increased in 2013 by $220 million from 2012, reflecting increases in Cable of $117 million, Business Solutions of $23 million, Media of $84 million, and corporate items and intercompany eliminations of $6 million, partially offset by a decrease in revenue of $10 million in Wireless. The increase was due to higher Internet revenue in Cable and higher subscription and advertising revenue in Media, partially offset by lower equipment sales in Wireless due to fewer existing subscribers upgrading their devices and fewer gross activations.

Adjusted operating profit

Consolidated adjusted operating profit increased in 2013 by $159 million from 2012 reflecting increases in Wireless of $94 million, Cable of $113 million, and Business Solutions of $17 million, partially offset by a decrease in Media of $29 million. The increase in Wireless was due to continued growth in data revenue and improvements in cost management and efficiency. The increase in Cable was due to the revenue growth partially offset by higher operating expenses.

Net income and adjusted net income

Consolidated net income decreased from $1,725 in 2012 to $1,669 in 2013 mainly because in 2012 we realized a $233 million gain on spectrum licenses that Inukshuk sold to our non-related venture partner, as well as the related income tax benefits we recorded that year. Consolidated adjusted net income decreased to $1,769 million in 2013, from $1,781 million in 2012, primarily due to increases in finance costs and depreciation and amortization, partially offset by the increase in adjusted operating profit.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

The table below shows our quarterly consolidated financial results and key performance indicators for 2014 and 2013.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2014					2013
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Operating revenue
Wireless	7,305	1,898	1,880	1,800	1,727	7,270	1,851	1,846	1,813	1,760
Cable	3,467	871	864	872	860	3,475	871	873	870	861
Business Solutions	382	97	96	95	94	374	98	93	90	93
Media	1,826	544	440	475	367	1,704	453	440	470	341
Corporate items and intercompany eliminations	(130)	(44)	(28)	(30)	(28)	(117)	(30)	(28)	(31)	(28)
Total operating revenue	12,850	3,366	3,252	3,212	3,020	12,706	3,243	3,224	3,212	3,027
Adjusted operating profit (loss)
Wireless	3,246	725	888	843	790	3,157	696	875	821	765
Cable	1,665	424	409	423	409	1,718	433	425	431	429
Business Solutions	122	34	32	28	28	106	29	29	25	23
Media	131	78	23	54	(24)	161	49	55	64	(7)
Corporate items and intercompany eliminations	(145)	(28)	(40)	(35)	(42)	(149)	(40)	(43)	(35)	(31)
Adjusted operating profit [1]	5,019	1,233	1,312	1,313	1,161	4,993	1,167	1,341	1,306	1,179
Stock-based compensation	(37)	(12)	(9)	(11)	(5)	(84)	(18)	(7)	(1)	(58)
Restructuring, acquisition and other	(173)	(43)	(91)	(30)	(9)	(85)	(24)	(38)	(14)	(9)
Depreciation and amortization	(2,144)	(560)	(533)	(532)	(519)	(1,898)	(508)	(477)	(463)	(450)
Finance costs	(817)	(202)	(202)	(188)	(225)	(742)	(196)	(180)	(185)	(181)
Other (expense) income	(1)	10	(12)	(9)	10	81	14	(3)	60	10
Net income before income taxes	1,847	426	465	543	413	2,265	435	636	703	491
Income taxes	(506)	(129)	(133)	(138)	(106)	(596)	(115)	(172)	(171)	(138)
Net income	1,341	297	332	405	307	1,669	320	464	532	353
Earnings per share:
Basic	2.60	0.58	0.64	0.79	0.60	3.24	0.62	0.90	1.03	0.69
Diluted	2.56	0.57	0.64	0.76	0.57	3.22	0.62	0.90	0.93	0.68
Net income	1,341	297	332	405	307	1,669	320	464	532	353
Add (deduct):
Stock-based compensation	37	12	9	11	5	84	18	7	1	58
Restructuring, acquisition and other	173	43	91	30	9	85	24	38	14	9
Loss on repayment of long-term debt	29	–	–	–	29	–	–	–	–	–
Gain on sale of TVtropolis	–	–	–	–	–	(47)	–	–	(47)	–
Income tax impact of above items	(62)	(11)	(27)	(14)	(10)	(30)	(5)	(8)	(11)	(6)
Income tax adjustment, legislative tax change	14	14	–	–	–	8	–	–	8	–
Adjusted net income [1]	1,532	355	405	432	340	1,769	357	501	497	414
Adjusted earnings per share [1]:
Basic	2.97	0.69	0.79	0.84	0.66	3.43	0.69	0.97	0.97	0.80
Diluted	2.96	0.69	0.78	0.84	0.66	3.42	0.69	0.97	0.96	0.80
Additions to property, plant, and equipment	2,366	664	638	576	488	2,240	703	548	525	464
Free cash flow [1]	1,437	275	370	436	356	1,548	109	506	505	428
Cash provided by operating activities	3,698	1,031	1,057	1,202	408	3,990	1,072	1,052	1,061	805

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

54    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

FOURTH QUARTER 2014 RESULTS

OPERATING REVENUE

Wireless network revenue increased in the fourth quarter primarily because of the continued adoption of higher ARPU-generating Rogers Share Everything Plans and greater smartphone sales.

Cable operating revenue was stable in the fourth quarter because the impact of a higher subscriber base for our Internet products, combined with the movement of customers to higher-end speed and usage tiers. This was offset by Television subscriber losses over the past year and lower Phone revenue from promotional discounting.

Business Solutions operating revenue decreased in the fourth quarter because of the continued decline in the legacy off-net voice and data business, partially offset by continued growth of on-net and next generation IP-based services revenue and higher revenue from data centre operations.

Media operating revenue increased in the fourth quarter primarily because of the NHL Agreement, higher subscription revenue generated by our Sportsnet properties, higher radio revenue, and revenue growth in Next Issue Canada, partially offset by continued softness in conventional television and print advertising.

ADJUSTED OPERATING PROFIT

Wireless adjusted operating profit increased in the fourth quarter primarily because of the increased network revenue described above, partially offset by higher costs for smartphones sold.

Cable adjusted operating profit decreased in the fourth quarter primarily because of investments in programming and customer value enhancement related costs.

Media’s adjusted operating profit increased in the fourth quarter because of the revenue changes described above and cost efficiencies in Television and Publishing.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased in the fourth quarter primarily from the changes reflected in the increase in adjusted operating profit discussed above, and higher depreciation and amortization, higher restructuring, acquisition and other, and higher income taxes.

Adjusted net income was $355 million in the fourth quarter of 2014, with adjusted diluted earnings per share of $0.69. This was in-line with adjusted net income of $357 million and adjusted diluted earnings per share of $0.69 in the fourth quarter of 2013.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Wireless, Cable and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets and changes in income taxes.

Wireless

The trends in Wireless revenue and adjusted operating profit reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher handset subsidies as more consumers shift to smartphones; and
•	a slight increase in churn reflecting our heightened focus towards higher valued customers away from customers that generate lower margins.

We continue to target higher value postpaid subscribers, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods. This increased activity generally occurs in the third and fourth quarters, and can also occur or be accentuated by the launch of popular new wireless handset models.

Cable

The trends in Cable services revenue and operating profit are primarily due to:

•	higher penetration and usage of Internet, digital and telephony products and services; and
•	pricing increases over the past year; offset by
•	competitive losses of Television subscribers.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•	university and college students moving;
•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Business Solutions

The trends in Business Solutions operating profit margin primarily reflect the ongoing shift from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses.

Business Solutions does not generally have any unique seasonal aspects to its business.

Media

The trends in Media’s results are generally the result of continual investment in prime-time and specialty programming, higher sports rights costs, subscriber rate increases, and fluctuations in advertising and consumer market conditions.

Seasonal fluctuations relate to periods of increased consumer activity and their impact on advertising and related retail cycles, the MLB season, where revenues and expenses are concentrated in the spring, summer and fall months, and the NHL season, where advertising revenues and programming expenses are concentrated in the fall and winter months.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

BALANCE SHEET OVERVIEW

CONSOLIDATED BALANCE SHEETS

As at December 31 (In millions of dollars)	2014	2013	$ Chg	% Chg	Explanation of significant changes
Assets

Current assets:
Cash and cash equivalents	176	2,301	(2,125)	(92)	Mainly from the $3.3 billion payment for 700 MHz spectrum and $1.2 billion of senior note repayments offset by $2.1 billion from senior note issuances in March 2014. See “Managing Our Liquidity and Financial Resources”.
Accounts receivable	1,591	1,509	82	5	Mainly relates to customer receivables as a result of increased NHL advertising revenue and timing of collections.
Inventories	251	276	(25)	(9)	Mainly from a decrease in Wireless handset inventory.
Other current assets	191	162	29	18	Mainly from an increase in prepaid expenses partially offset by a decrease in income taxes receivable.
Current portion of derivative instruments	136	73	63	86	Reflects changes in market values of debt derivatives and expenditure derivatives primarily due to the depreciation of the Cdn dollar relative to the US dollar.
Total current assets	2,345	4,321	(1,976)	(46)

Property, plant and equipment	10,655	10,255	400	4	Results from property, plant and equipment additions, net of depreciation. See “Additions to Property, Plant and Equipment”.
Intangible assets	6,588	3,211	3,377	105	Mainly from the acquisition of 700 MHz spectrum licences of $3.3 billion.
Investments	1,898	1,487	411	28	Mainly relates to the appreciation of our shares in publicly traded marketable equity securities and our initial investment in the shomi venture.
Derivative instruments	788	148	640	n/m	Reflects changes in market values of debt derivatives, bond forwards and expenditure derivatives primarily due to the depreciation of Cdn dollar relative to US dollar.
Other long-term assets	356	397	(41)	(10)	Reflects the use of the $46 million deposit to complete the acquisition of certain dealer stores following its closing in early 2014.
Deferred tax assets	9	31	(22)	(71)	n/m
Goodwill	3,883	3,751	132	4	Mainly relates to our Source Cable acquisition in 2014.
Total assets	26,522	23,601	2,921	12

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	842	650	192	30	Reflects increased funding from our A/R securitization program.
Accounts payable and accrued liabilities	2,578	2,344	234	10	Includes an increase in trade payables due to the timing of payments.
Income tax payable	47	22	25	114	Reflects a decrease in cash tax installment payments, offset by a small decrease in income tax expense.
Current portion of provisions	7	7	–	–	n/m.
Unearned revenue	443	350	93	27	Mainly relates to deposits received for NHL-related initiatives and revenue deferrals pertaining to our Rogers First Rewards program which was launched in late 2013.
Current portion of long-term debt	963	1,170	(207)	(18)	Reflects the repayment timing of our senior notes. See “Managing our Liquidity and Financial Resources”.
Current portion of derivative instruments	40	63	(23)	(37)	Mainly reflects changes in market values of debt derivatives primarily due to depreciation of the Cdn dollar relative to the US dollar.
Total current liabilities	4,920	4,606	314	7

Provisions	55	40	15	38	n/m
Long-term debt	13,824	12,173	1,651	14	Increased due to issuances of long-term debt in March 2014. See “Managing our Liquidity and Financial Resources”.
Derivative instruments	11	83	(72)	(87)	Mainly reflects changes in market values of debt derivatives primarily due to the depreciation of the Cdn dollar relative to the US dollar.
Other long-term liabilities	462	328	134	41	Mainly reflects the increase in our pension liability due to a decrease in discount rates and higher employee participation.
Deferred tax liabilities	1,769	1,702	67	4	Mainly reflects additional temporary differences arising from property, plant and equipment and partnership reserves.
Total liabilities	21,041	18,932	2,109	11
Shareholders’ equity	5,481	4,669	812	17	Includes changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	26,522	23,601	2,921	12

n/m:	not meaningful.

56    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Operating activities:
Cash provided by operating activities before changes in non-cash working capital, income taxes paid and interest paid	4,925	4,948
Change in non-cash operating working capital items	11	238
Cash provided by operating activities before income taxes paid and interest paid	4,936	5,186
Income taxes paid	(460)	(496)
Interest paid	(778)	(700)
Cash provided by operating activities	3,698	3,990	(7)
Investing activities:
Additions to property, plant and equipment	(2,366)	(2,240)
Additions to program rights	(231)	(69)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	153	(114)
Acquisitions and strategic transactions, net of cash acquired	(3,456)	(1,080)
Proceeds on sale of TVtropolis	–	59
Other	(51)	(29)
Cash used in investing activities	(5,951)	(3,473)	71
Financing activities:
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	2,150	662
Payments on settlement of cross-currency interest rate exchange agreements	(2,115)	(1,029)
Proceeds received on short-term borrowings	276	650
Repayment of short-term borrowings	(84)	–
Issuance of long-term debt	3,412	2,578
Repayment of long-term debt	(2,551)	(356)
Transaction costs incurred	(30)	(37)
Repurchase of Class B Non-Voting shares	–	(21)
Dividends paid	(930)	(876)
Cash provided by financing activities	128	1,571	(92)
Change in cash and cash equivalents	(2,125)	2,088	n/m
Cash and cash equivalents, beginning of year	2,301	213	n/m
Cash and cash equivalents, end of year	176	2,301	(92)

n/m:	not meaningful.

OPERATING ACTIVITIES

Cash provided by operating activities decreased by 7% this year as a result of:

•	a modest decrease in cash provided by operating activities before changes in non-cash operating items, income taxes paid and interest paid;
•	lower net funding provided by non-cash working capital; and
•	higher interest payments due to higher long-term debt; partially offset by
•	lower income tax cash payments due to timing.

INVESTING ACTIVITIES

Additions to property, plant and equipment

We spent $2,366 million this year on property, plant and equipment additions before changes in non-cash working capital items, which was 6% higher than 2013. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

We made total payments of $3,301 million this year related to the acquisition of 700 MHz spectrum licences and $156 million related to the acquisition of Source Cable. Expenditures in 2013 were for our spectrum licence deposit with Shaw and our acquisitions of Blackiron, Pivot, Mountain Cable and Sportsnet 360 (formerly theScore).

Additions to program rights

We spent $231 million this year on additions to program rights primarily as a result of the NHL Agreement.

FINANCING ACTIVITIES

Accounts receivable securitization

This year we received funding of $192 million, net of repayments, under our accounts receivable securitization program, compared to borrowings of $650 million last year. As at December 31, 2014, a total

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MANAGEMENT’S DISCUSSION AND ANALYSIS

of $842 million was outstanding under the program, which was committed to fund up to a maximum of $900 million as at December 31, 2014. Effective January 1, 2015, the amended terms of the accounts receivable securitization program increased the maximum potential proceeds under the program to $1.05 billion and extended the term of the program to January 1, 2018.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our consolidated statements of financial position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

Senior note issuances

On March 10, 2014, we issued $1.25 billion and US$750 million ($832 million) of senior notes for total net proceeds of approximately $2.1 billion after deducting the original issue discount, agents’ fees and other related expenses. See “Financial Risk Management” for related hedging information. The notes issued consisted of the following:

•	$250 million floating rate senior notes due 2017;
•	$400 million 2.8% senior notes due 2019;
•	$600 million 4.0% senior notes due 2024; and
•	US$750 million 5.0% notes due 2044.

The $1.25 billion of senior notes issued was pursuant to a public offering in Canada and US$750 million of senior notes issued was pursuant to a separate public offering in the US.

On March 7, 2013 we issued US$1 billion of senior notes for total net proceeds of approximately US$985 million ($1,015 million). The notes issued consisted of the following:

•	US$500 million of 3.0% senior notes due in 2023; and
•	US$500 million of 4.5% senior notes due in 2043.

On October 2, 2013, we issued US$1.5 billion of senior notes for total net proceeds of approximately US$1,481 million ($1,528 million). The notes issued consisted of the following:

•	US$850 million of 4.1% senior notes due in 2023; and
•	US$650 million of 5.45% senior notes due in 2043.

All the notes issued are unsecured and guaranteed by RCP, ranking equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities.

Debt payments and related derivative settlements

During 2014, we:

•	repaid or repurchased US$750 million ($834 million) 6.375% senior notes due 2014 and US$350 million ($387 million) 5.50% senior notes due 2014; and
•	terminated the related US$1.1 billion of debt derivatives at maturity.

During 2013, we:

•	repaid or repurchased all of the US$350 million ($356 million) 6.25% senior notes due in June 2013 and terminated the related US$350 million debt derivatives at maturity; and
•

paid $263 million to terminate US$1,075 million of debt derivatives. At the same time, we entered into new debt derivatives with a notional principal of US$1,075 million, with the same terms as those terminated simultaneously, with the exception of the fixed Canadian notional principal.

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 5.20% as at December 31, 2014 (December 31, 2013 – 5.54%) and a weighted average term to maturity of 10.8 years (December 31, 2013 – 10.3 years). This comparative favourable decline in our 2014 weighted average interest rate and increased weighted average term to maturity reflects the combined effects of:

•	utilization of our securitization program;
•	the public debt issuances completed in March and October 2013 and March 2014, at historically low interest rates for Rogers and long-term maturities ranging up to 30 years; and
•	the scheduled repayments and repurchases of relatively more expensive debt made in June 2013 and March 2014.

Normal course issuer bid share purchases

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. The 2014 NCIB gave us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, at any time between February 25, 2014 and February 24, 2015. We did not purchase any shares for cancellation in 2014 and we do not currently intend to renew our NCIB beyond the February 24, 2015 expiry.

In 2013, 546,674 Class B Non-Voting shares were purchased through the facilities of the TSX for cancellation under the NCIB for a purchase price of $22 million.

Dividends

In 2014, we declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares. We paid $930 million in cash dividends, an increase of $54 million from 2013. See “Dividend and Share Information”.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf expire in

58    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

March 2016. In March 2014, we issued $1.25 billion of debt securities under the Canadian Shelf and US$750 million ($832 million) of debt securities under the US Shelf. See “Senior note issuances” above for more information.

FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Adjusted operating profit [1]	5,019	4,993	1
Property, plant and equipment expenditures [2]	(2,366)	(2,240)	6
Interest on borrowings, net of capitalization	(756)	(709)	7
Cash income taxes	(460)	(496)	(7)
Free cash flow [1]	1,437	1,548	(7)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures and excludes purchases of spectrum licences.

Free cash flow decreased by 7% this year as a result of higher property, plant and equipment expenditures, and higher interest on our borrowings (net of capitalization) as a result of increased outstanding long-term debt, partially offset by higher adjusted operating profit and lower cash income taxes.

FINANCIAL CONDITION

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Effective April 16, 2014, we re-negotiated the terms of our existing bank credit facility to increase the amount available from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019. Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit that were issued in relation to the 700 MHz spectrum auction completed in early

2014 and the corresponding letter of credit facility was permanently cancelled.

We borrowed, and subsequently repaid, $1.3 billion under our bank credit facility this year. As at December 31, 2014, we had a maximum of $2.6 billion of borrowings available under our bank credit facilities, of which there was approximately $0.1 billion utilized under these facilities related to outstanding letters of credit. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior unsecured notes and debentures.

LIQUIDITY

We had approximately $2.8 billion of available liquidity as at December 31, 2014 (December 31, 2013 – $4.5 billion), which includes:

•	$0.2 billion in cash and cash equivalents (2013 – $2.3 billion);
•	$2.5 billion available under our bank credit facility (2013 – $2.0 billion); and
•	$0.1 billion available under our accounts receivable securitization program (2013 – $0.2 billion).

In addition to the sources of available liquidity noted above, we held approximately $1.1 billion (December 31, 2013 – $0.8 billion) of marketable equity securities in publicly traded companies.

COVENANTS

The provisions of our $2.5 billion bank credit facility described above impose certain restrictions on our operations and activities, the most significant of which are leverage related maintenance tests. As at December 31, 2014 and 2013, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements and, throughout 2014, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities, and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of Standard & Poor’s Ratings Services (Standard & Poor’s), Fitch Ratings (Fitch) and Moody’s Investors Service (Moody’s) to rate our public debt issues. In February 2014, Standard & Poor’s affirmed RCI’s senior unsecured debt at BBB+ with a stable outlook, Fitch affirmed its BBB+ rating with a negative outlook, revised from stable, and Moody’s affirmed its comparably equivalent rating of Baa1 with a stable outlook.

The table below shows the credit ratings on our borrowings received from the rating agencies as at December 31, 2014:

Issuance	Standard & Poor’s	Fitch	Moody’s
Corporate credit issuer default rating	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook
Senior unsecured debt	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook

Ratings for debt instruments across the universe of composite rates range from AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s) representing the highest quality of securities rated, to D (Standard &

Poor’s), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment grade credit ratings are generally considered to range from BBB- (Standard & Poor’s and Fitch) or Baa3 (Moody’s) to AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit ratings are not recommendations for investors to purchase, hold or sell the rated securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period of time, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by Standard & Poor’s, Fitch and Moody’s are investment grade ratings.

PENSION OBLIGATIONS

Our retiree pension plans had a funding deficit of approximately $307 million (2013 – $172 million). During 2014, our funding deficit increased by $135 million primarily as a result of a decrease in the discount rate we used to measure these obligations.

We made a total of $106 million (2013 – $101 million) of contributions to our pension plans. We expect our total estimated funding requirements to be $117 million in 2015 and to be adjusted annually thereafter, based on various market factors such as interest rates and expected returns and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increase in compensation and the expected return on plan assets can affect the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future. See Critical accounting estimates for more information.

Purchase of annuities

From time to time we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2014 or 2013, and the pension plans did not purchase additional annuities.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 92.7% of our debt including short-term borrowings as at December 31, 2014 (2013 – 95.3%).

DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives), to hedge the foreign exchange risk on all of the principal and interest obligations of our US dollar-denominated senior notes and debentures.

We completed the following transactions related to our debt derivatives in 2014:

•	entered into new debt derivatives to hedge senior notes issued; and
•	settled maturing debt derivatives in conjunction with the repayment or repurchase of the related senior notes.

All of our currently outstanding debt derivatives have been designated as effective hedges against foreign exchange risk for accounting purposes as described below and in note 16 to the consolidated financial statements.

New debt derivatives to hedge new senior notes issued in 2014

(In millions of dollars, except interest rates) Effective date		US$		Hedging effect
	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent (Cdn$)
March 10, 2014	750	2044	5.00%	4.99%	832
[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

60    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Matured debt derivatives in 2014

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 1, 2014	750	(61)
March 15, 2014	350	26
	1,100	(35)

As at December 31, 2014, we had US$6.0 billion of US dollar-denominated senior notes and debentures, all of which have been hedged using debt derivatives.

(In millions of dollars, except exchange rates, percentages and years)	December 31, 2014		December 31, 2013
US dollar-denominated long-term debt [1]	US$	6,030	US$	6,380
Hedged with debt derivatives	US$	6,030	US$	6,380
Hedged exchange rate		1.0470		1.0447
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings	Cdn$	15,055	Cdn$	13,965
Total borrowings at fixed rates	Cdn$	13,963	Cdn$	13,315
Percent of borrowings at fixed rates		92.7%		95.3%
Weighted average interest rate on borrowings		5.20%		5.54%
Weighted average term to maturity		10.8 years		10.3 years

[1]	US$ denominated long-term debt reflects the hedged exchange rate.
[2]

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2014, and December 31, 2013, RCI accounted for 100% of its debt derivatives as hedges against designated US dollar-denominated debt. As a result, on December 31, 2014, 100% of US dollar-denominated debt is hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our accounts receivable securitization program.

Bond forwards

From time to time, we may use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2014, approximately $5.2 billion of our outstanding public debt matures over the next 5 years and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk-management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we have hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014. There was no bond forward activity or balances in 2013.

(In millions of dollars, except interest rates) GoC term (years)	Maturity date [1]	Initial GoC Interest rate [1]	Notional amount
10	Dec 31, 2015	2.05%	500
10	Dec 31, 2016	2.04%	500
10	Apr 30, 2018	2.07%	500
30	Dec 31, 2018	2.41%	400
Total			1,900

[1]	Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted US dollar-denominated expenditures.

Expenditure derivatives entered into in 2014

(In millions of dollars, except exchange rates) Notional Trade date
	Maturity dates	Notional amount (US$)	Exchange Rate	Converted amount (Cdn$)
February 2014	January 2015 to April 2015	200	1.1100	222
May 2014	May 2015 to December 2015	232	1.0948	254
June 2014	January 2015 to December 2015	288	1.0903	314
July 2014	January 2016 to December 2016	240	1.0833	260
Total as at December 31, 2014		960	1.0940	1,050

The expenditure derivatives noted above have been designated as hedges for accounting purposes. In the year ended December 31, 2014, we settled US$900 million (2013 – US$435 million) of expenditure derivatives for $923 million (2013 – $430 million).

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. As at December 31, 2014, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These derivatives have not been designated as hedges for accounting purposes and so we record changes in their fair value as a stock-based compensation expense or offset thereto which serves to offset a substantial portion of the impact of changes in the market price of RCI Class B shares have on the accrued value of the stock-based compensation liability for our stock-based compensation programs. In April 2014, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2015 (from April 2014).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	December 31, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.04	5,952	853
As liabilities	305	1.19	362	(7)
Net mark-to-market asset debt derivatives	6,030	1.05	6,314	846
Bond forwards accounted for as cash flow hedges:
As assets			250	1
As liabilities			1,650	(14)
Net mark-to-market liability bond forwards			1,900	(13)
Equity derivative not accounted for as hedges:
As liabilities				(30)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.09	1,050	70
Net mark-to-market asset				873

ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2014	2013
Long-term debt [1]	14,895	13,436
Net debt derivatives assets [2]	(846)	(51)
Short-term borrowings	842	650
Cash and cash equivalents	(176)	(2,301)
Adjusted net debt [3]	14,715	11,734
Adjusted net debt / adjusted operating profit [3]	2.9	2.4

[1]

Includes current and long-term debt portions plus deferred transaction costs and discounts. See “Reconciliation of Adjusted Net Debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]	Includes current and long-term debt derivative portions.
[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition to the cash and cash equivalents as at December 31, 2014 noted above, we held approximately $1.1 billion of marketable equity securities in publicly traded companies as at December 31, 2014.

Adjusted net debt increased by $3.0 billion this year and the adjusted net debt / adjusted operating profit increased to 2.9. This was a planned increase primarily as a result of the financings completed in October 2013 and March 2014 to pay for our 700 MHz spectrum investment made in April 2014. Our long-term target range of adjusted net debt / adjusted operating profit is a ratio of 2.0 to 2.5.

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

In February 2014, the Board authorized an increase to the annualized dividend rate from $1.74 to $1.83 per Class A Voting and Class B Non-Voting share. On January 28, 2015, the Board authorized a further increase in the annualized dividend rate to $1.92 per Class A Voting and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
February 14, 2013	March 15, 2013	April 2, 2013	0.435	224
April 23, 2013	June 14, 2013	July 3, 2013	0.435	224
August 15, 2013	September 13, 2013	October 2, 2013	0.435	224
October 23, 2013	December 13, 2013	January 2, 2014	0.435	224

February 12, 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

62    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

We currently expect that the record and payment dates for the 2015 declaration of dividends will be as follows, subject to the declaration by our Board each quarter at its sole discretion:

Record date	Payment date
March 13, 2015	April 1, 2015
June 12, 2015	July 2, 2015
September 11, 2015	October 1, 2015
December 11, 2015	January 4, 2016

OUTSTANDING COMMON SHARES

The table below shows our outstanding common shares as at December 31, 2014 and 2013.

	As at December 31
	2014	2013
Common shares outstanding [1]
Class A Voting	112,448,000	112,462,000
Class B Non-Voting	402,297,667	402,281,178
Total common shares	514,745,667	514,743,178
Options to purchase Class B Non-Voting shares
Outstanding options	5,759,786	6,368,403
Outstanding options exercisable	3,363,046	4,066,698

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share. See “Non-GAAP Measures” for more information on adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2014	2013
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	517	518

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

The table below shows a summary of our obligations under firm contractual arrangements as at December 31, 2014. See notes 3, 22 and 29 to our 2014 audited consolidated financial statements for more information.

(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	842	–	–	–	842
Long-term debt [1]	963	1,750	2,524	9,658	14,895
Debt derivative instruments [2]	(58)	–	(189)	(435)	(682)
Expenditure derivative instruments [2]	(45)	(19)	–	–	(64)
Bond forwards [2]	3	3	7	–	13
Operating leases	150	221	120	67	558
Player contracts [3]	132	100	52	5	289
Purchase obligations [4]	1,610	308	140	102	2,160
Property, plant and equipment	63	52	22	45	182
Intangible assets	112	78	26	24	240
Program rights [5]	735	1,178	1,117	3,487	6,517
Other long-term liabilities	–	12	9	5	26
Total	4,507	3,683	3,828	12,958	24,976

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (asset) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Blue Jays players’ salary contract we have entered into and are contractually obligated to pay.
[4]

Purchase obligations are the contractual obligations under service, product and handset contracts that we have committed to for at least the next five years. Purchase obligations include a commitment to purchase a 50% interest in Glentel, expected to occur in 2015, subject to regulatory approval and completion of BCE’s acquisition of Glentel.

[5]	Program rights are the agreements we have entered into to acquire broadcasting rights for sports broadcasting programs and films for periods ranging from one to twelve years.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    63

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 28 to our 2014 audited consolidated financial statements for more information.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers and other contracts. Terminating any of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Other Contractual obligations” and note 29 to our 2014 audited consolidated financial statements for quantification and more information.

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company, and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instil the confidence of our shareholders.

With the passing in December 2008 of our founder and previous President and CEO, Ted Rogers, his voting control of Rogers Communications passed to a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of Rogers Communications for the benefit of successive generations of the Rogers family via the trusts ownership of 90.9% of the outstanding Class A Voting shares of the Company. The Rogers family are substantial stakeholders, and owned approximately 28% of our equity as of December 31, 2014 through its ownership of a combined total of 142 million Class A Voting and Class B shares.

Our Board of Directors is made up of four members of the Rogers family, and another 11 directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance, and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance:

•	Separation of CEO and chairman roles
•	Independent lead director
•	Formal corporate governance policy and charters
•	Code of business conduct and whistleblower hotline
•	Director share ownership guidelines
•	Board and committee in camera discussions
•	Annual reviews of Board and director performance
•	Audit Committee meetings with internal and external auditors
•	Orientation programs for new directors
•	Regular Board education sessions
•	Committee authority to retain independent advisors
•	Director material relationship standards.

We comply with all of the relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, and assesses our internal accounting and financial control systems and the qualifications, independence and work of our internal and external auditors. It also reviews processes to identify major risk exposures and associated risk management policies.

•

Corporate Governance Committee – assists the Board so it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices and recommends them to the board for approval, and leads the Board in its periodic review of board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on our Board. Nominated directors are either elected by shareholders at a meeting, or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including to act in such areas as specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee — reviews our investment strategies and general debt and equity structure and reports on them to the Board.
•	Pension Committee — oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers in the Investor Relations section of our website (rogers.com/governance), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

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SOCIAL RESPONSIBLITY

CORPORATE SOCIAL RESPONSIBILITY

At Rogers, being socially responsible and sustainable is important to our business and competitive advantage, and is an important part of good governance. It helps us build customer loyalty, enhances employee recruitment and retention, and provides value to all of our stakeholders. Our material issues, grouped into six Corporate Social Responsibility focus areas, are listed below along with our approaches in addressing them:

Good governance

•

Governance and Risk Management: Our commitment to governing responsibly is reflected in our governance structure and practices. Our Enterprise Risk Management program seeks to identify, assess, manage, monitor and communicate risk consistently.

•	Business Ethics and Integrity: We have guidelines and policies that govern our employees’ actions, promote responsible conduct and ensure compliance with regulatory requirements.

Customer experience

•	Customer Service: We are focused on raising the bar on service levels, tackling top customer irritants and improving problem resolution.
•

Customer Transparency: We aim to provide our customers with the knowledge needed to make informed decisions through customer service training, advertising materials, and providing informational resources to help customers.

•	Network Coverage and Reliability: Each year, we invest in network upgrades and maintenance to ensure reliable coverage in both urban and rural areas, and to better serve the growing use of wireless and broadband data.
•

Responsible Products: We look at the life cycle of our products and services, from sourcing and transport to product take-back and recycling, with device trade-in programs such as Rogers Trade-Up and FidoTrade, and go beyond legal compliance as we work to meet customer and community expectations for product quality, safety and environmental impacts.

Employee experience

•

Employee Engagement: We work to build high-performing teams through a number of programs and policies, including a bi-annual engagement survey, leadership development programs, and communication and idea sharing between employees and management.

•

Talent Management: We aim to attract and retain top talent and minimize voluntary turnover where possible by offering effective training and development, career opportunities and management resources, and a strong employee benefits program.

•

Diversity and Inclusion: Our multi-year diversity plan is championed and developed by our most senior leaders. Our commitment is embedded in our practices and policies, management systems, recruitment and training programs, and employee resource groups, such as Rogers Women’s Network and RogersPride.

•	Health, Safety and Wellness: We have robust programs and practices to identify and minimize potential hazards, and we continually monitor our practices, sites and work to ensure employees remain safe.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental responsibility

•

Energy Use and Climate Change Mitigation: To monitor and reduce our energy consumption, we regularly assess our climate change risks, annually measure our carbon footprint and implement climate change solutions. We recently established corporate environmental targets to reduce our greenhouse gas emissions by 25% and energy consumption by 10% from 2011 levels by 2025.

•

Paper Reduction: We encourage employees to reduce their paper consumption through different initiatives, work with suppliers to ensure responsible paper sourcing, production and recycling, and provide our customers with paperless options.

•

Recycling and Waste Management: We look for opportunities to avoid waste generation, and run programs to recycle and reuse materials to ensure we handle the waste we produce responsibly. In 2014, we expanded our Get-up and Get Green program by providing centralized garbage receptacles and eliminating garbage bins at employees’ work stations at some of our larger office buildings to reduce our office waste.

Community investment

•

Strong and Vibrant Communities: We stand by the principles of good corporate citizenship, committing at least 1% of our net earnings before taxes each year to charities and non-profit organizations. In 2014, Rogers provided over $70 million in cash and in-kind donations to support various organizations and causes. Through Rogers Youth Fund, we support education programs for at-risk youth offered by Boys & Girls Clubs and local non-profit organizations across Canada. In addition for over 30 years, we’ve funded $400 million in Canadian productions to promote and advance our Canadian culture in broadcasting, literature and the arts. The Jays Care Foundation also works to ensure children in need make positive life choices through programs that support physical activity, education and life-skill development.

•

Employee Community Involvement: We support our employees and their community activities through the Rogers Employee Volunteer Program, which gives them the opportunity to volunteer for one paid day each year.

Economy and society

•

Economic Development and Impact: We support the communities where we operate by providing employment opportunities, paying taxes, engaging in public policy dialogue and maintaining a strong business that provides dividends to our shareholders.

•

Supply Chain Management: We work with close to 30,000 suppliers across Canada and internationally. Through the policies and framework that support our supply chain standards and ethical procurement, including our Supplier Code of Conduct, we set out high standards for any vendor that does business with us.

See our annual Corporate Social Responsibility report on our website (rogers.com/csr) for more about our social, environmental and community contributions and performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance Rogers’ business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have established comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all requisite income and sales tax returns and payments on a timely basis. As a part of this process, we maintain open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty while engaging with government policy makers on taxation matters that impact Rogers and its shareholders, employees, customers and other stakeholders.

Income tax payments

Rogers total income tax expense of $506 million in 2014 is close to the expense computed on its accounting income at the statutory rate of 26.5%. Cash income tax payments totaled $460 million in 2014. Cash income tax payments can differ from the tax expense shown on the financial statements for various reasons, including timing of payments. Our cash income tax is lower than our tax expense principally because of the significant capital investment Rogers continues to make in our wireless and broadband telecommunications network throughout Canada. Similar to tax systems throughout the world, Canadian tax laws generally permit these capital expenditures to be deducted for tax more quickly than they are depreciated for financial statement recognition purposes.

Other government payments

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying the following taxes and fees to federal, provincial and municipal governments:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 27,000 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum and other regulatory fees.

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As outlined in the table below, the total cost to Rogers of these payments in 2014 was approximately $1,140 million.

(In millions of dollars)
	Income taxes	Non-recoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	460	8	132	496	44	1,140

[1]	Includes an allocation of $264.5 million relating to the $1.0 billion and $3.3 billion we paid for the acquisition of spectrum licences in 2008 and 2014, respectively.

We also collected on behalf of the government approximately $1,667 million in sales taxes on our products and services and $545 million in employee payroll taxes.

RISK MANAGEMENT

We are committed to continually strengthening our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the principal risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit Committee.

The Audit Committee discusses risk policies with management and the Board, and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit Committee also reviews:

•	the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud and to ensure the accuracy of the financial records;
•	the processes for identifying, assessing and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor and communicate risks. The Executive Leadership Team with its associated business units and departments is the first line of defence. The Executive Leadership Team with the business units and departments identify and assess key risks and define controls and action plans to minimize these risks to enhance our ability to meet our business objectives. This group owns the risks. Management within the business units and departments is responsible for maintaining effective controls on a day-to-day basis to reduce risks to an acceptable level.

Enterprise Risk Management is the second line of defence. As part of their role, Enterprise Risk Management supports the Executive Leadership Team to identify the organization’s risk appetite, identify emerging risks, and monitor the adequacy and effectiveness of the controls to reduce risks to an acceptable level. At the business unit level, Enterprise Risk Management works with the business to provide governance and oversight in managing the key risks and associated controls to mitigate these risks.

Enterprise Risk Management carries out an annual strategic risk assessment to identify our principal risks and their potential impact on our ability to achieve our business objectives. This assessment includes reviewing risk reports, audit reports and industry benchmarks, and interviewing key risk owners. Enterprise Risk Management reports the results of the annual strategic risk assessment to the Executive Leadership Team and the Audit Committee. Enterprise Risk Management also conducts a formal management survey every two years to get management feedback on the key risks facing the organization and identify emerging risks. These risks are prioritized using standard risk assessment criteria.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls and Risk management. Risks, controls and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial fraud risk assessment to identify areas of potential fraud in our financial statements and to ensure these controls are designed and operating effectively.

The Executive Leadership Team and the Audit Committee are responsible for approving our enterprise risk policies. Our Enterprise Risk Management methodology and policies rely on the expertise of our management and employees to identify risks and opportunities, and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

GENERAL RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing and digital revenues come from the sale of advertising.

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Poor economic conditions can also have an impact on our pension plans because there is no assurance that the plans will be able to earn the assumed rate of return. Capital market volatility may result in changes in the discount rates and other variables used to calculate our pension obligations, requiring us to make contributions in the future that differ significantly from current contributions and assumptions being used in the actuarial valuation process.

SUBSTANTIAL COMPETITION

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets we operate in, or introduce competing services. Any of these factors could reduce our business market share or revenues, or increase churn.

We may have some ongoing re-pricing of products and services with our existing subscribers as we may need to extend lower wireless pricing offers to attract and retain customers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue and this could slow revenue growth.

Wireless could face increased competition due to recent changes to foreign ownership and control of wireless licences:

•

Foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign ownership and control” in “Regulation in Our Industry” for details.

•

Industry Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum, including the completion of our previously announced arrangements with Shaw and Videotron, while making it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

TECHNOLOGY RISKS

COMPETING TECHNOLOGIES

Several technologies may affect the way our services are delivered, including:

•	Broadband;
•	IP-based voice, data and video delivery services;
•	increased use of optical fibre technologies to businesses and/or residences; and
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited access.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of the new technologies may allow competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and have greater access to financial resources than Rogers.

Improvements in the quality of streaming video over the Internet, coupled with the increasing availability of television shows and movies online through OTT content providers, which compete for viewership, are anticipated to increase competition for Canadian cable television systems. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, wireless Internet is, in some instances, replacing traditional wireline Internet as the technology for wireless Internet continues to develop.

The use of PVRs could affect our ability to generate television advertising revenues because viewers can skip advertising aired on the television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could change radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on information technology systems for day-to-day operations. If we are unable to operate our systems or make enhancements to accommodate customer growth and new products and services or our systems go down, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and information technology systems are concentrated in various physical facilities. If we cannot access one or more of these facilities because of a natural or manmade disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

INFORMATION SECURITY RISK

Security is essential to maintaining efficient, reliable business processes and to enabling sustained business growth. Technology advancements and the people using these technologies introduce new information security risks. Cyber threats are maturing with time and their sophistication and effectiveness are increasing. A security breach could result in loss of revenue, reputation, and resources, or handing advantage to a competitor.

We use standard industry practices for network and information technology security, survivability and disaster recovery. Our ongoing success partly depends on protecting our corporate business-sensitive data, including personal information about our customers and employees. We treat this information as intellectual property and protect it from unauthorized access and compromise. We rely on our policies and procedures and information technology systems to protect this information. If we do not secure our data and the privacy of our customer information, we may not be in compliance with regulatory standards and it could result in negative publicity, litigation and damage to our reputation. Any of these outcomes can cause us to lose customers or public confidence, or experience financial losses.

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IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and financial position. We rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for those customers that would last until we could reroute the traffic to another carrier.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, subscriptions to digital programming, including premium VOD and SVOD, and Internet service revenues may decrease, which could result in a decline in our cable revenues.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation in Our Industry”.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licencing and related fees, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on the wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to and deployment of adequate spectrum, including both the ability to renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis including providing competitive data speeds that customers want. As a result, our ability to attract and retain customers could be materially adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures, as a consequence of network densification and other related network upgrades.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our operating profit.

HIGHER HANDSET SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber handsets, similar to other North American wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract this could have an adverse effect on our business, results of operations and financial condition.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts, and this could change our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applies to contracts (excluding enterprise plans), as of June 3, 2015, no matter when they were originally entered into. See “Regulation in Our Industry”.

Our wireless business could be adversely affected if laws, regulation or customer behaviour make it difficult for us to impose term commitments or early cancellation fees on customers or receive the service revenues we anticipate from the term commitments.

NATIONAL WIRELESS TOWER POLICY

The policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. The policy requires, among other things, that antenna proponents consider using existing antenna structures before proposing new structures and those owners of existing systems respond to requests to share antenna systems. Antenna proponents must follow a defined process for notifying the public and addressing local requirements and concerns. Certain types of antenna installations, however, are excluded from the consultation requirements with local authorities and the public. The

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policy could prevent us from installing certain new antenna systems and/or expanding our network which would ultimately impact our ability to serve our customers.

RADIO FREQUENCY EMISSIONS

From time to time the media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless handsets or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. It is also possible that future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless handsets. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations that are outside our cable territory highly depend on the availability of facilities and services acquired from incumbent telecom operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Pressures on copyright tariffs continue to affect our services. Any increase in fees could negatively affect our results of operations.

BUSINESS RISKS

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services, or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a materially adverse effect on our business, results of operations and financial condition.

ACQUISITIONS, DIVESTITURES OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions.

Services, technologies, key personnel or businesses of companies we acquire may not be effectively assimilated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all. Divestitures may reduce our total revenues and net income by more than the sales price.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if manmade or natural disasters impact them, customers may have a negative experience, resulting in increased churn and lower revenue.

RELIANCE ON THIRD PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities or property management functions, call centre support, certain installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND HANDSET VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and handset vendors. We do not have operational or financial control over them, and only have limited influence on how they conduct their business with us.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Handsets and network infrastructure suppliers can extend delivery times, raise prices and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop handsets that satisfy customer demands, or deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

Apple has introduced soft SIM to its latest iPads launched in the US, allowing customers of certain carriers to switch between carriers without the use of a carrier-provided SIM card. If Apple or other major handset vendors introduce soft SIM to their mobile products in Canada, this could have an adverse effect on our business, churn and results of operations as many customers without subsidized devices are under no contractual obligation to remain with Rogers.

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INCREASE IN BRING YOUR OWN DEVICE CUSTOMERS

With the CRTC’s Wireless Code introduced in 2013 limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts could increase. As such, these customers are under no contractual obligation to remain with Rogers, this could have a material adverse effect on our churn.

INVENTORY OBSOLESCENCE

Our inventory balance mainly consists of wireless handset devices, which generally have relatively short product life cycles due to frequent wireless handset introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

ORGANIZATIONAL STRUCTURE AND TALENT

The industry is competitive in attracting and retaining a skilled workforce. Losing certain employees or changes in morale due to a restructuring or other event could affect our revenue and profitability in certain circumstances.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is also a material cost for Media television properties. Programming costs have increased significantly over the past few years, particularly with the recent growth in subscriptions to digital specialty channels. Increased competition for programming rights to popular properties from both traditional linear television broadcasters and digital competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to pass on these costs to subscribers.

CHANNEL PLACEMENT AND CHANNEL BUNDLING

Unfavourable channel placement could negatively affect the tier status and results of certain of Media’s channels, including The Shopping Channel, Sportsnet, Sportsnet 360, Sportsnet ONE, Sportsnet World, and our specialty channels, including Outdoor Life Network, FX (Canada), FXX (Canada), and G4 Canada. Certain channels are included in favorable channel packaging with BDUs. Digital distribution technologies and potential regulatory rulings may allow BDUs to implement flexible channel packaging. This could have a negative impact on our results and some industry specialty networks may not survive in such an environment. See also “Television Services Distribution” section under Cable Regulation.

MIGRATING FROM CONVENTIONAL MEDIA TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market to limit this risk. Increasing competition for advertising revenue from digital content providers such as search engines, social networks and Internet video content alternatives have resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks such as CityTV and OMNI that do not have a second revenue stream from subscription revenue. Our Media results could be negatively affected if we are unsuccessful in anticipating the shift in advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Although most of our radio, television and magazine properties currently perform well in their respective markets, this may not continue in the future. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal and dividends, which reduce funds available for other business purposes including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and/or reacting to, changes in our business and/or industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive and other factors, many of which are beyond our control. Our business may in the future not generate sufficient cash flow and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issuer of securities, and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

INCOME TAXES AND OTHER TAXES

We collect, pay and accrue significant amounts of income and other taxes such as federal and provincial sales, employment and property taxes.

We have recorded significant amounts of deferred income tax liabilities and current income tax expense, and calculated these amounts based on substantively enacted income tax rates in effect at

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MANAGEMENT’S DISCUSSION AND ANALYSIS

the relevant time. A legislative change in these rates could have a material impact on the amounts recorded and payable in the future.

We provide for income and indirect taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgement in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgement is required in interpreting how tax legislation and regulations apply to us.

LITIGATION RISKS

SYSTEM ACCESS FEE — SASKATCHEWAN

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application. There are proceedings underway in Alberta, Manitoba and Nova Scotia to determine whether matching claims should be allowed to proceed in those provinces.

At the same time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In July 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed its Notice of Appeal in respect of that decision. In August, the Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been filed by the plaintiffs. We have not recorded a liability for this contingency.

SYSTEM ACCESS FEE – BRITISH COLUMBIA

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal in respect of that decision has been filed by the plaintiffs. We have not recorded a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these to have a materially adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe that it is not probable that the

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ultimate resolution of any such proceedings and claims, individually or in total, will have a material adverse effect on our Consolidated Statements of Income or Consolidated Statements of Financial Position. If it becomes probable that we are liable, we record a provision in the period the change in probability occurs, and it could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications is held by Rogers Control Trust, whose beneficiaries are a small group of individuals that are members of the Rogers family, several of whom are also directors of our Board. The trust holds voting control of Rogers Communications Inc. and its subsidiaries for the benefit of successive generations of the Rogers family. The trustee is the trust company subsidiary of a Canadian chartered bank.

As of December 31, 2014, private Rogers family holding companies controlled by the trust owned approximately 90.9% of our outstanding Class A Voting shares and approximately 9.9% of our Class B Non-Voting shares, or in total approximately 28% of the total shares outstanding. Only Class A Voting shares carry the right to vote in most circumstances. As a result, the trust is able to elect all members of our Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

(COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an audit report on management’s assessment of internal control over financial reporting as of December 31, 2014, and provided an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of that date. This report is included in Exhibit 99.2 to RCI’s Annual Report on Form 40-F for the fiscal year ended December 31, 2014, which can be found on EDGAR (sec.gov).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in 2014 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Regulation in Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	the Canadian Federal Department of Industry on behalf of the Minister of Industry (Canada) (together, Industry Canada); and
•	the CRTC, under the Telecommunications Act (Canada) (Telecommunications Act) and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. The regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation, and we are currently in compliance with them. If we violate

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the requirements, we would be subject to various penalties and it could include losing a licence in extreme cases.

Cable, wireless and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING OPERATIONS

Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licenced (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system. It is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, because the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users, so has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

Industry Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	awarding and supervising spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

The Quebec Consumer Protection Act amendments, effective June 2010, introduced new provisions applicable to wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and the cancellation and renewal rights of the consumers. The amendments also established new provisions on the sale of prepaid cards and the disclosure of related costs. Similar legislation has come into effect in Manitoba, Newfoundland and Labrador, Nova Scotia and Ontario.

These provincial laws are generally consistent with the CRTC Wireless Code.

See also “CRTC Wireless Code” section under Wireless Regulation.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licensee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CANADIAN ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014 with the exception of those sections of the Act related to the unsolicited installation of computer programs or software which came into force on January 15, 2015. We believe we are in compliance with this new legislation.

BILL C-43

On October 23, 2014, Bill C-43 was introduced by the federal government. Amongst other items it makes amendments to the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills. The Bill also provides the CRTC with the authority to assess Administrative Monetary Penalties for any contraventions of the Telecommunications Act, regulations, or CRTC decisions. The Bill was passed into law on December 16, 2014 and these amendments became effective immediately.

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WIRELESS

CONSULTATION ON A POLICY AND TECHNICAL FRAMEWORK FOR THE 2500-2690 MHZ BAND AND ASPECTS RELATED TO COMMERCIAL MOBILE SPECTRUM

In October 2013, Industry Canada released its consultation paper, seeking comments on licencing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 2500 – 2690 MHz band. The final policy was released on January 10, 2014.

Key things to note about 2500 – 2690 MHz spectrum policy:

•

Industry Canada adopted a spectrum cap (not an auction cap like in the 700 MHz auction). No carrier participating in the auction may possess more than 40 MHz of 2500 – 2690 MHz spectrum. Rogers is grandfathered with respect to our holdings in those situations where we already hold more than 40 MHz of this spectrum. We will not be required to return spectrum.

•	The 2500 MHz auction will use Tier 3 licence areas.
•

Minimum rollout requirements set by Industry Canada varying from 5% to 50% of the population depending on the specific geographic licence area must be met within 10 years of the initial issuance of the licence.

•	The auction is set to commence on April 14, 2015.

AWS-3 SPECTRUM AUCTION

In July 2014, Industry Canada announced that Advanced Wireless Services (AWS-3) wireless spectrum will be auctioned in 2015 and before the 2500 MHz auction. AWS-3 spectrum comprises the 1755-1780 MHz and 2155-2180 MHz bands. 30 MHz of the 50 MHz of paired spectrum to be auctioned will be reserved for “operating new entrants”. Wireless carriers with less than 10 percent national and 20 percent provincial/territorial wireless subscriber market share will be eligible to bid on the set-aside spectrum in licence areas where they are then providing service. The final rules for the auction were released on December 18, 2014. The 20 MHz of spectrum not subject to the new entrant set-aside will be auctioned in two 5+5 MHz sub-blocks rather than the originally proposed single 10+10 MHz block. The auction will use a sealed-bid format. The highest bid for a block will win the block and the winner will then pay the second highest bid price for the block. The auction will start on March 3, 2015 with the submission of bids and the announcement of winners will occur on March 6, 2015. Payment is required on March 20, 2015.

3.5 GHZ BAND POLICY CHANGES

In December 2014, Industry Canada released its policy changes to the 3.5 GHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership (IWP) which holds (on average) between 100-175 MHz of 3.5GHz spectrum in most major urban markets in Canada. The 3.5GHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The establishment of a new band plan and licensing framework for mobile services will be the subject of a future consultation. The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

Until the future consultation is completed and the related decisions are released, all existing licences that will be renewed will be limited to the provision of fixed services. Licences will be renewed where licensees have satisfied all of their conditions of licence and renewed licences will have a 1-year term. On completion of the consultation process and release of related decisions, renewed licensees will have a high expectation of receiving new licences for 10 or 20 years (depending on consultation outcome). Spectrum associated with existing licences that are not renewed by Industry Canada will be made available on a first-come, first-served basis using an application process.

TRANSFERS, DIVISIONS AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, Industry Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria Industry Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key things to note:

•

Industry Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency.

•

Licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. Industry Canada will review the agreement as though the licence transfer that could arise from it has been made. This timing does not apply to agreements such as Rogers’ AWS agreements with Shaw and Quebecor made before the Framework was released.

•	Rogers has filed an application with Industry Canada requesting approval of the Shaw agreement whereby Rogers would purchase Shaw’s AWS spectrum and the filing remains before Industry Canada.

700 MHZ SPECTRUM AUCTION

Industry Canada’s 700 MHz commercial wireless spectrum auction began on January 14, 2014, and ended on February 13, 2014. Results were announced publicly on February 19, 2014. Ten companies participated in the auction, and 97 of 98 licences were awarded to 8 of those participants, with total proceeds of the auction of $5.27 billion. Rogers acquired 22 licences across Canada at a cost of $3.3 billion. After making payment for the licences and passing the required Canadian Ownership and Control review, Rogers took possession of these 20-year licences on April 3, 2014 and began to deploy the spectrum during the second quarter of 2014.

ROAMING AND TOWER SHARING POLICY

In March 2013, Industry Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for roaming, tower and site sharing. Its key terms are:

•	All holders of spectrum licences, radio licences and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates.
•	All licensees were permitted to request roaming from other licensees at commercial rates.
•	The timeframe for negotiating agreements is 60 days, after which arbitration according to Industry Canada arbitration rules will begin.
•	The roaming capabilities must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used.

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•

In addition, a host network carrier is neither required to provide a roamer with a service that the carrier does not provide to its own subscribers, or to provide a roamer with a service, or level of service, that the roamer’s network carrier does not provide. The policy does not require seamless communications handover between networks.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. Key things to note:

•

The code establishes several new obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements and contract summaries. It also lays out the rules for device subsidies and early cancellation fees.

•

Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which goes down by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

•	The code was applied to contracts (excluding enterprise plans) entered into or renewed after December 2, 2013.
•

As of June 3, 2015, the code will apply to all contracts (excluding enterprise plans), no matter when they were entered into, which means it will retroactively capture three-year contracts entered into between June 3, 2012 and December 2, 2013. Anyone entering into a three-year contract between June 3, 2012 and December 2, 2013 may therefore be entitled to cancel their agreement without paying back the full subsidy they received. We do not believe that the CRTC has the authority to do this, and on July 2, 2013, Rogers, Bell, Telus, MTS and Sasktel filed a Federal Court appeal of this retroactivity provision of the code. The Court granted leave to appeal and the appeal was heard on November 12, 2014. A decision is pending.

LEGISLATION REGARDING WHOLESALE DOMESTIC WIRELESS ROAMING RATES

On June 19, 2014, the federal government enacted legislation to cap wholesale domestic wireless roaming rates carriers can charge to one another at amounts no higher than the average rates carriers charge their own retail customers. The formula the government will use to determine the maximum roaming rates carriers can charge is their revenue from the service divided by the usage of the service in the preceding year. For voice calls, this means the incumbent carrier’s total revenue for incoming and outgoing voice calls, divided by the number of minutes used, in the previous year. For data, the maximum roaming rate carriers can charge is calculated as data revenue divided by megabytes. For text messaging, the maximum roaming rate is revenue divided by the total number of ingoing and outgoing domestic-only text messages. The legislation also provides the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC is conducting a review into wireless roaming rates and the state of wireless wholesale competition with a public hearing which concluded in early October 2014 that may alter the rates further. The proceeding is also reviewing the competitiveness of the Canadian wireless market more generally. A decision is expected early in 2015.

CRTC PROCEEDING REGARDING DOMESTIC AND US WIRELESS ROAMING

On December 12, 2013, the CRTC issued a call for comments entitled Wholesale mobile wireless roaming in Canada – Unjust discrimination/undue preference (Telecom Notice of Consultation CRTC 2013-685).

Following its earlier fact-finding exercise to assess the impact of wholesale mobile wireless roaming arrangements on the competitiveness of the Canadian wireless industry, the Commission initiated this proceeding to consider whether or not, as a question of fact, there is a situation of unjust discrimination or undue preference with respect to wholesale roaming arrangements in Canada. The Commission noted in particular that the wholesale roaming rates paid by Canadian carriers were higher than the rates paid by American carriers.

On July 31, 2014, the CRTC released its decision regarding unjust discrimination and/or undue preference in wholesale wireless roaming (Telecom Notice of Consultation CRTC 2013-685). The decision concluded that Rogers (as the provider of roaming to almost every new entrant) did in fact engage in unjust discrimination and/or undue preference. The Commission did not determine a remedy regarding unjust discrimination for wholesale roaming rates in the proceeding. The Commission resolved that the implementation of the roaming rate legislation described in the section above is a sufficient remedy until a final decision is made in the wholesale service proceeding.

CABLE

VERTICAL INTEGRATION

The CRTC considers our Cable business to be vertically integrated because we own or control both programming and distribution services. It sets out the rules for vertically integrated companies in the broadcast sector in its Broadcasting Regulatory Policy CRTC 2011-601. The policy:

•

Does not allow companies to make their television programs exclusive to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms.

•	Allows companies to offer exclusive programming to their Internet or mobile customers provided it is produced specifically for an Internet portal or a mobile device.
•

Adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith. To protect Canadians from losing availability of a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.

•

Required vertically integrated entities to report by April 2012 on how they have provided consumers with more flexibility in the services that they can subscribe to through, for example, pick-and-pay models. In our April 2012 report, we presented the results of a market trial we conducted in London, Ontario that provided additional programming flexibility to consumers.

In the 2014 Let’s Talk TV hearing described in the section below, the Commission is again examining measures to ensure vertically integrated companies do not act in an anti-competitive manner to deny access to independent programming services.

On November 20, 2014, we responded to a CRTC complaint by certain companies claiming that the Rogers NHL GameCentre LIVE Plus, the exclusive content tier of Rogers NHL GameCentre LIVE, violates CRTC regulations on the basis that it was not content designed primarily for Internet use by individual customers. We are awaiting a decision from the CRTC.

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TELEVISION SERVICES DISTRIBUTION

On October 24, 2013, the CRTC launched a broad-based public consultation (called “Let’s Talk TV”) on the subject of television. The consultation covered three broad themes, asking what consumers think about:

•	the television programming available to them;
•	the reception of television programming from service providers and other sources; and
•	whether they have enough information to make informed choices and seek solutions if they are not satisfied.

Comments were filed on November 22, 2013, however, on November 14, 2013, the government ordered the CRTC to report by April 30, 2014 on the steps it will take to maximize Canadians’ ability to subscribe to pay and specialty services on a pick-and-pay basis. The government asked that the report:

•	consider the effect on consumers and their ability to access affordable discretionary TV services;
•	consider the effect on industry participants (i.e. programmers, distributors and producers); and
•	ensure that the majority of services received by Canadians remain Canadian and that distributors continue to give priority to the carriage of Canadian services.

On April 24, 2014, the CRTC provided the requested report to the government and issued a public notice initiating a proceeding, including a public hearing commencing September 8, 2014, to consider the positions the Commission reached in its report to the government. The Commission wrote that its preliminary view was that the distribution and packaging of television services should be reviewed to maximize consumer choice and flexibility and that as part of the Let’s Talk TV hearing, the Commission would explore requiring distributors to:

•

offer subscribers a small, all-Canadian basic service that includes only local Canadian conventional television stations, 9(1)(h) services and provincial educational services, as well as, in some cases, the community channel and the provincial legislature programming service;

•	promote this small basic service to Canadians so that they are aware of its availability;
•	allow subscribers to select all discretionary programming services on a stand-alone basis (pick-and-pay); and
•	allow subscribers to build their own custom packages of discretionary programming services (build-your-own-package).

The Commission noted that distributors would also be allowed to continue to offer discretionary programming services in the pre-assembled packages for those Canadians who are satisfied with their current offering.

Rogers and a wide variety of parties participated fully in the proceeding and at the public hearing discussed the Commission’s preliminary view described above and a number of other issues, including simultaneous substitution, the financing and promotion of Canadian content, and access issues for independent programming services.

In November 2014, the Commission released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective

January 23, 2015. On January 29, 2015, the Commission released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements. This was decided with the intent that Canadian broadcasters can protect the rights of the popular foreign programs they have purchased and sell their own advertising during these programs, except for the NFL Super Bowl beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the Telecommunications Act for a vertically integrated company that offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service. Remaining decisions are expected in March of 2015.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

In October 2013, the CRTC initiated its planned review of the telecommunications essential services rulings it released in March 2008. The review will determine which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. Extensive submissions were filed during 2014 leading to a two-week public hearing that concluded on December 4, 2014. A decision is expected in the second quarter of 2015.

MEDIA

LICENCE RENEWALS

The CRTC considers group-based (conventional and discretionary specialty) licence renewal applications for major media companies. The Rogers group includes the City and OMNI conventional television stations and specialty channels Sportsnet 360, G4 Canada, Outdoor Life Network, FX (Canada) and FXX (Canada).

On July 31, 2014, the CRTC renewed our licences for a two-year period as we had requested. In addition, the decision placed no restrictions on the amount of sports programming expenditures that can be used to meet Canadian program expenditures (CPE) obligations and deleted the previous condition of licence requiring specific expenditures of local programming outside of Toronto. Consistent with the requirement for other large broadcast groups, pursuant to the decision the Rogers group is now required to achieve a CPE of 30% rather than the previous 25%, 5% of which must be directed to programs of national interest (PNI). In addition, the CRTC determined that the imposition of the Vertical Integration Code (VI Code) as conditions of licence would be an appropriate measure to ensure a level playing field with other entities that may have business relationships with Rogers.

DISTANT SIGNALS

Conventional television stations have to agree to the carriage of their local signals into distant markets. BDUs that want to carry time-shifted US signals must therefore get the consent of each of the three large English-language networks besides CBC (CTV, Global and City) to carry their signals in those time zones. We are currently negotiating with various distributors regarding carriage of distant signals.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Management makes judgements, estimates and assumptions that affect how accounting policies are applied and the amounts we report in assets, liabilities, revenue and expenses and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgement because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue and expense amounts.

ESTIMATES

FAIR VALUE

We use considerable judgement in estimating the fair value of tangible and intangible assets acquired and liabilities assumed in an acquisition, using the best available information including information from financial markets. This may include discounted cash flow analyses which utilize key assumptions such as discount rates, attrition rates, and terminal growth rates to estimate future earnings. Actual results may differ from these estimates.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually or when circumstances change to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We will change our depreciation methods, depreciation rates or asset useful lives if they are different from our previous estimates. We recognize the effect of these changes in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD AND INTEREST

Certain direct labour and overhead and interest costs associated with the acquisition, construction, development or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis or more often if events or circumstances warrant and definite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit involves significant estimates of future cash flows, periods of use and applicable discount rates. The allocation of goodwill to cash generating units (or groups of cash generating units) involves judgement and is made to cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of the business combination from which the goodwill arose. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income. We did not record an impairment charge in 2014 or 2013 since the recoverable amounts of the cash generating units exceeded their carrying values.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives is affected by changes in credit spreads between us and our counterparties.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria both retrospectively and prospectively. Hedge effectiveness testing requires the use of both judgements and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of increase in compensation and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability and other comprehensive income. Changes in economic conditions including financial markets and interest rates may also have an impact on our pension plan because there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that would require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

78    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

The table below shows what the impact of an increase or decrease in the primary assumptions and estimates on our accrued benefit obligation and pension expense for 2014 would be:

(In millions of dollars)	Increase (decrease) in accrued benefit obligation 2014	Increase (decrease) in pension expense 2014
Discount rate
Impact of 0.5% increase	(141)	(15)
Impact of 0.5% decrease	162	16
Rate of future compensation increase
Impact of 0.25% increase	18	3
Impact of 0.25% decrease	(18)	(3)
Mortality rate
Impact of 1 year increase	35	3
Impact of 1 year decrease	(36)	(3)

STOCK-BASED COMPENSATION

Stock Option Plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, instead of exercising the option and acquiring Class B Non-Voting shares.

We measure stock-based compensation to employees at fair value. We determine fair value of options using our Class B Non-Voting share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked-to-market in each period and is amortized to expense using a graded vesting approach over the period when employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting shares during the period.

Restricted Share Unit (RSU) Plan

We record outstanding RSUs as liabilities, measuring our liabilities and compensation costs based on the award’s fair value, and recording it as a charge to operating costs over the vesting period of the award. If the award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in the liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the vesting date.

Deferred Share Unit (DSU) Plan

We record outstanding DSUs as liabilities, measuring our liabilities and compensation costs based on the awards’ fair values at the grant date. If an award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in our liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the exercise date.

JUDGEMENTS

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We use judgement in choosing methods for depreciating the cost of property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences) because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows for us. We use judgement to determine the indefinite life of these assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. After review of the competitive, legal, regulatory and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

We also use judgement to determine the method over which to amortize prepayments made for multi-year sports programming rights agreements (i.e. over the contract term, as aired). We did not make any significant changes to the amortization method this year.

We will change our depreciation or amortization methods, rates or asset useful lives if they are determined to be different from our previous estimates. We recognize the effect of these changes in net income prospectively.

IMPAIRMENT OF ASSETS

We exercise judgement in determining cash generating units and the allocation of goodwill for the purpose of impairment testing. The allocation of goodwill involves considerable management judgement in determining the cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of a business combination. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to cash generating units (or groups of cash generating units) based on the level at which management monitors goodwill, which is not higher than an operating segment.

SEGMENTS

We use judgement in determining our operating segments, which are components that engage in business activities from which they may earn revenues and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

HEDGE ACCOUNTING

We use judgement in determining whether certain financial instruments qualify for hedge accounting, including assumptions for effectiveness valuation models.

INCOME AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    79

MANAGEMENT’S DISCUSSION AND ANALYSIS

tax, our business is complex and significant judgement is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income taxes payable or receivable, other taxes payable or receivable and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgement is involved in the determination of contingent liabilities. Our judgement is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Revenues	15	3	n/m
Purchases	88	83	6

n/m:	not meaningful.

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers and/or our subsidiary companies. Total amounts paid to these related parties, directly or indirectly, were as follows:

	Years ended December 31
(In millions of dollars)	2014	2013	% Chg
Printing, legal services and commission paid on premiums for insurance coverage	38	43	(12)

We have entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for 2014 and 2013 combined.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit Committee. The amounts owing are unsecured, interest-free and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING STANDARDS

We adopted the following new accounting standards effective January 1, 2014.

•

Amendments to IAS 32, Financial Instruments: Presentation (IAS 32) – In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-off.

•

Amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) – In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

•

IFRIC 21, Levies (IFRIC 21) – In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

The accounting pronouncements we adopted in 2014 were made in accordance with their transitional provisions, which were required to be applied retrospectively and had no impact on our financial results.

RECENT ACCOUNTING PRONOUNCEMENTS

We are required to adopt the following revised accounting standards on or after January 1, 2015. We are assessing the impact of adopting these revised standards on our 2015 interim and consolidated financial statements.

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. The standard is effective for annual periods beginning on or after January 1, 2017.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

80    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in obtaining customer contracts. We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: recognition and measurement (IAS 39) standard. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. We are assessing the impact of this amendment on our consolidated financial statements.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. We are assessing the impact of this amendment on our consolidated financial statements.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

SUBSCRIBER COUNT

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.

Wireless

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Cable

•	Cable Television and Internet subscribers are represented by a dwelling unit, and cable Phone subscribers are represented by line counts.
•

When there is more than one unit in one dwelling, like an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered to be one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

SUBSCRIBER CHURN

Subscriber churn is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

AVERAGE REVENUE PER USER

Average revenue per user (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate it by dividing revenue (usually monthly) by the average number of subscribers in the period. For Wireless, ARPU is calculated using network revenue. When used in connection with a particular type of subscriber, ARPU is monthly revenue generated from those subscribers, divided by the average number of those subscribers during the month.

AVERAGE REVENUE PER USER CALCULATIONS – WIRELESS

(In millions of dollars, except ARPU and months; subscribers in thousands)	As at December 31
	2014	2013
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	6,495	6,470
Divided by: average postpaid wireless voice and data subscribers	8,095	7,957
Divided by: twelve months for the year	12	12
	$66.86	$67.76
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	248	278
Divided by: average prepaid subscribers	1,363	1,481
Divided by: twelve months for the year	12	12
	$15.16	$15.64
Blended ARPU (monthly)
Voice and data revenue	6,743	6,748
Divided by: average wireless voice and data subscribers	9,458	9,438
Divided by: twelve months for the year	12	12
	$59.41	$59.58

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    81

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our additions to property, plant and equipment to that of other companies within the same industry. Our additions to property, plant and equipment expenditures exclude purchases of spectrum licences. We calculate capital intensity by dividing additions to property, plant and equipment by operating revenue. For Wireless, capital intensity is calculated using total network revenue. We use it to evaluate the performance of our assets and when making decisions about the capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income for the year. We use dividends as a percentage of free cash flow to conduct analysis and assist with determining the dividends we should pay. We calculate dividends as a percentage of cash flow as dividends declared for the year divided by free cash flow for the year.

	Years ended December 31
(In millions of dollars, except ratios)	2014	2013
Dividend payout ratio
Dividends for the year	942	896
Divided by: net income	1,341	1,669
Dividend payout ratio	70%	54%
Dividend payout ratio of free cash flow
Dividends for the year	942	896
Divided by: free cash flow [1]	1,437	1,548
Dividend payout ratio of free cash flow	66%	58%

[1]

Free cash flow is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year end.

	Years ended December 31
(In millions of dollars, except ratios)	2014	2013
Return on assets
Net income	1,341	1,669
Divided by: total assets	26,522	23,601
Return on assets	5.1%	7.1%

82    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin

•   To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•   We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•   We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add back

income taxes, other expense (income), finance costs, depreciation and amortization, impairment of assets, stock-based compensation, and restructuring, acquisition and other expenses.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for Wireless)

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•   To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

•   Excluding these items does not imply they are non-recurring.

Net income

add back

stock-based compensation, restructuring, acquisition and other expenses, impairment of assets, gain on sale of investment, loss on repayment of long-term debt, and income tax adjustments on these items including adjustments due to legislative change.

Net income Earnings per share
Free cash flow

•   An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.

•   We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit minus additions on property, plant and equipment, interest on borrowings net of interest capitalized, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

plus

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative assets or liabilities, and short-term borrowings minus

cash and cash equivalents.

Long-term debt
Adjusted net debt / adjusted operating profit	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by Adjusted operating profit (defined above)	Long-term debt divided by net income

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    83

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED OPERATING PROFIT

	Years ended December 31
(In millions of dollars)	2014	2013
Net income	1,341	1,669
Add (deduct):
Income taxes	506	596
Other expense (income)	1	(81)
Finance costs	817	742
Depreciation and amortization	2,144	1,898
Stock-based compensation	37	84
Restructuring, acquisition and other	173	85
Adjusted operating profit	5,019	4,993

	Years ended December 31
(In millions of dollars, except percentages)	2014	2013
Adjusted operating profit margin:
Adjusted operating profit	5,019	4,993
Divided by: total operating revenue	12,850	12,706
Adjusted operating profit margin	39.1%	39.3%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2014	2013
Net income	1,341	1,669
Add (deduct):
Stock-based compensation	37	84
Restructuring, acquisition and other	173	85
Loss on repayment of long-term debt	29	—
Gain on sale of TVtropolis	—	(47)
Income tax impact of above items	(62)	(30)
Income tax adjustment, legislative tax change	14	8
Adjusted net income	1,532	1,769

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2014	2013
Cash provided by operating activities	3,698	3,990
Add (deduct):
Property, plant and equipment expenditures	(2,366)	(2,240)
Interest on borrowings, net of capitalization	(756)	(709)
Restructuring, acquisition and other	173	85
Interest paid	778	700
Change in non-cash working capital	(11)	(238)
Other adjustments	(79)	(40)
Free cash flow	1,437	1,548

RECONCILIATION OF ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT

	As at December 31
(In millions of dollars)	2014	2013
Current portion of long-term debt	963	1,170
Long-term debt	13,824	12,173
Deferred transaction costs and discounts	108	93
	14,895	13,436
Add (deduct):
Net debt derivatives assets	(846)	(51)
Short-term borrowings	842	650
Cash and cash equivalents	(176)	(2,301)
Adjusted net debt	14,715	11,734

	As at December 31
(In millions of dollars, except ratios)	2014	2013
Adjusted net debt / adjusted operating profit:
Adjusted net debt	14,715	11,734
Divided by: adjusted operating profit	5,019	4,993
Adjusted net debt / adjusted operating profit	2.9	2.4

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

	Years ended December 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2014	2013
Adjusted basic earnings per share:
Adjusted net income	1,532	1,769
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	2.97	3.43
Adjusted diluted earnings per share:
Adjusted net income	1,532	1,769
Divided by: diluted weighted average number of shares outstanding	517	518
Adjusted diluted earnings per share	2.96	3.42
Basic earnings per share:
Net income	1,341	1,669
Divided by: weighted average number of shares outstanding	515	515
Basic earnings per share	2.60	3.24
Diluted earnings per share:
Net income	1,341	1,669
Effect on net income of dilutive securities	(15)	—
Diluted net income	1,326	1,669
Divided by: diluted weighted average number of shares outstanding	517	518
Diluted earnings per share	2.56	3.22

84    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.6 billion bank credit and letter of credit facilities and derivatives are unsecured obligations of RCI, as obligor, and RCP, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Years ended December 31	RCI		RCP		Non-guarantor subsidiaries [1,2]		Consolidated adjustments [1,2]		Total
(In millions of dollars)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Selected Income Statement data measure:
Revenue	19	14	10,983	11,028	1,994	1,822	(146)	(158)	12,850	12,706
Net Income (loss)	1,341	1,669	2,674	3,093	(257)	772	(2,417)	(3,865)	1,341	1,669

As at December 31	RCI		RCP		Non-guarantor subsidiaries [1,2]		Consolidated adjustments [1,2]		Total
(In millions of dollars)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Selected Balance Sheet data measure:
Current assets	18,530	16,592	13,764	11,035	1,775	3,594	(31,724)	(26,900)	2,345	4,321
Non-current assets	23,760	19,464	16,347	12,731	24,612	21,678	(40,542)	(34,593)	24,177	19,280
Current liabilities	17,701	14,853	6,716	3,014	13,870	15,269	(33,367)	(28,530)	4,920	4,606
Non-current liabilities	15,619	13,018	443	293	1,220	1,186	(1,161)	(171)	16,121	14,326

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    85

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, ARPU, churn, percentages and ratios)	Years ended December 31
	2014	2013	2012	2011	2010
Income and Cash Flow:
Revenue
Wireless	7,305	7,270	7,280	7,138	6,973
Cable	3,467	3,475	3,358	3,309	3,190
Business Solutions	382	374	351	405	452
Media	1,826	1,704	1,620	1,611	1,461
Corporate items and intercompany eliminations	(130)	(117)	(123)	(117)	(77)
	12,850	12,706	12,486	12,346	11,999
Adjusted operating profit [1]
Wireless	3,246	3,157	3,063	3,036	3,173
Cable	1,665	1,718	1,605	1,549	1,419
Business Solutions	122	106	89	86	40
Media	131	161	190	180	131
Corporate items and intercompany eliminations	(145)	(149)	(113)	(112)	(95)
	5,019	4,993	4,834	4,739	4,668
Net income from continuing operations	1,341	1,669	1,725	1,590	1,532
Net income	1,341	1,669	1,693	1,563	1,502
Adjusted net income from continuing operations [1]	1,532	1,769	1,781	1,736	1,704
Free cash flow [1]	1,437	1,548	1,649	1,874	1,983
Property, plant and equipment expenditures	2,366	2,240	2,142	2,127	1,821
Earnings per share from continuing operations:
Basic	2.60	3.24	3.32	2.93	2.66
Diluted	2.56	3.22	3.30	2.91	2.64
Earnings per share
Basic	2.60	3.24	3.26	2.88	2.61
Diluted	2.56	3.22	3.24	2.86	2.59
Adjusted earnings per share [1]
Basic	2.97	3.43	3.43	3.20	2.96
Diluted	2.96	3.42	3.41	3.17	2.94
Balance Sheet:
Assets
Property, plant and equipment, net	10,655	10,255	9,576	9,114	8,437
Goodwill	3,883	3,751	3,215	3,280	3,108
Intangible assets	6,588	3,211	2,951	2,721	2,591
Investments	1,898	1,487	1,484	1,107	933
Other assets	3,498	4,897	2,392	2,140	1,964
	26,522	23,601	19,618	18,362	17,033
Liabilities and Shareholders’ Equity
Long-term liabilities	16,121	14,326	12,848	12,241	10,440
Current liabilities	4,920	4,606	3,002	2,549	2,833
Total liabilities	21,041	18,932	15,850	14,790	13,273
Shareholders’ equity	5,481	4,669	3,768	3,572	3,760
	26,522	23,601	19,618	18,362	17,033
Subscriber count results (000s) [2]
Wireless subscribers	9,450	9,503	9,437	9,335	8,977
Internet subscribers	2,011	1,961	1,864	1,793	1,686
Television subscribers	2,024	2,127	2,214	2,297	2,305
Phone subscribers	1,150	1,153	1,074	1,052	1,003
Additional wireless metrics [2]
Wireless postpaid ARPU (monthly)	66.86	67.76	69.30	70.26	72.62
Wireless postpaid churn (monthly)	1.27%	1.24%	1.29%	1.32%	1.18%
Ratios:
Revenue growth [3]	1%	2%	1%	3%	4%
Adjusted operating profit growth [1],3	1%	3%	2%	2%	6%
Dividends declared per share	1.83	1.74	1.58	1.42	1.28
Dividend payout ratio [2]	70%	54%	48%	49%	49%
Dividend payout ratio of free cash flow [1]	66%	58%	50%	41%	37%
Return on assets [2]	5.1%	7.1%	8.6%	8.5%	8.8%
Adjusted net debt/adjusted operating profit [1,2]	2.9	2.4	2.3	2.2	2.1

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, free cash flow and adjusted net debt are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Key Performance Indicators”.
[3]	Growth rates for 2010 are determined by comparing IFRS figures to figures prepared under Canadian GAAP in 2009.

86    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Management’s Responsibility for Financial Reporting

December 31, 2014

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgements and, in their opinion, present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	properly account for and safeguard the assets of Rogers Communications Inc. and its subsidiaries.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit Committee.

The Audit Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers the engagement or re-appointment of the external auditors before submitting it to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 13, 2015

Guy Laurence President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Rogers Communications Inc.:

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

February 13, 2015

Toronto, Canada

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    87

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2014	2013
Operating revenue	5	12,850	12,706

Operating expenses:
Operating costs	6	7,868	7,797
Depreciation and amortization	7,8	2,144	1,898
Restructuring, acquisition and other	9	173	85
Finance costs	10	817	742
Other expense (income)	11	1	(81)
Income before income taxes		1,847	2,265
Income taxes	12	506	596
Net income for the year		1,341	1,669

Earnings per share
Basic	13	$2.60	$3.24
Diluted	13	$2.56	$3.22

The accompanying notes are an integral part of the consolidated financial statements.

88    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2014	2013
Net income for the year		1,341	1,669

Other comprehensive income (loss):

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	23	(168)	134
Related income tax recovery (expense)		45	(36)
Items that will not be reclassified to net income		(123)	98
Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
Increase in fair value		369	181
Related income tax expense		(49)	(23)
		320	158
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments		925	197
Reclassification to net income of gain on debt derivatives		(599)	(343)
Reclassification to net income for loss on repayment of long-term debt	16	29	–
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(69)	(19)
Reclassification to net income for accrued interest		(1)	44
Related income tax (expense) recovery		(80)	10
		205	(111)
Share of other comprehensive income of equity-accounted investments		10	–
Items that may subsequently be reclassified to net income		535	47
Other comprehensive income for the year		412	145
Comprehensive income for the year		1,753	1,814

The accompanying notes are an integral part of the consolidated financial statements.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    89

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

As at December 31	Note	2014	2013
Assets

Current assets:
Cash and cash equivalents		176	2,301
Accounts receivable	14	1,591	1,509
Inventories	15	251	276
Other current assets		191	162
Current portion of derivative instruments	16	136	73
Total current assets		2,345	4,321

Property, plant and equipment	7	10,655	10,255
Intangible assets	8	6,588	3,211
Investments	17	1,898	1,487
Derivative instruments	16	788	148
Other long-term assets	18	356	397
Deferred tax assets	12	9	31
Goodwill	8	3,883	3,751
Total assets		26,522	23,601

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	19	842	650
Accounts payable and accrued liabilities		2,578	2,344
Income tax payable		47	22
Current portion of provisions	20	7	7
Unearned revenue		443	350
Current portion of long-term debt	21	963	1,170
Current portion of derivative instruments	16	40	63
Total current liabilities		4,920	4,606

Provisions	20	55	40
Long-term debt	21	13,824	12,173
Derivative instruments	16	11	83
Other long-term liabilities	22	462	328
Deferred tax liabilities	12	1,769	1,702
Total liabilities		21,041	18,932
Shareholders’ equity	24	5,481	4,669
Total liabilities and shareholders’ equity		26,522	23,601

Guarantees	28
Commitments and contingent liabilities	29
Subsequent events	31

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Alan D. Horn, CPA, CA Director	John H. Clappison, FCPA, FCA Director

90    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting shares		Class B Non-voting shares
Year ended December 31, 2014	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2014	72	112,462	401	402,281	3,896	401	(101)	–	4,669
Net income for the year	–	–	–	–	1,341	–	–	–	1,341

Other comprehensive income:
Defined benefit pension plans, net of tax	–	–	–	–	(123)	–	–	–	(123)
Available-for-sale investments, net of tax	–	–	–	–	–	320	–	–	320
Derivative instruments, net of tax	–	–	–	–	–	–	205	–	205
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	10	10
Total other comprehensive income	–	–	–	–	(123)	320	205	10	412
Comprehensive income for the year	–	–	–	–	1,218	320	205	10	1,753

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(942)	–	–	–	(942)
Share class exchange	–	(14)	–	14	–	–	–	–	–
Shares issued on exercise of stock options	–	–	1	3	–	–	–	–	1
Total transactions with shareholders	–	(14)	1	17	(942)	–	–	–	(941)
Balances, December 31, 2014	72	112,448	402	402,298	4,172	721	104	10	5,481

	Class A Voting shares		Class B Non-voting shares
Year ended December 31, 2013	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2013	72	112,462	397	402,788	3,046	243	10	–	3,768
Net income for the year	–	–	–	–	1,669	–	–	–	1,669

Other comprehensive income:
Defined benefit pension plans, net of tax	–	–	–	–	98	–	–	–	98
Available-for-sale investments, net of tax	–	–	–	–	–	158	–	–	158
Derivative instruments, net of tax	–	–	–	–	–	–	(111)	–	(111)
Total other comprehensive income	–	–	–	–	98	158	(111)	–	145
Comprehensive income for the year	–	–	–	–	1,767	158	(111)	–	1,814

Transactions with shareholders recorded directly in equity:
Repurchase of Class B non-voting shares (note 24)	–	–	(1)	(591)	(21)	–	–	–	(22)
Dividends declared	–	–	–	–	(896)	–	–	–	(896)
Shares issued on exercise of stock options	–	–	5	84	–	–	–	–	5
Total transactions with shareholders	–	–	4	(507)	(917)	–	–	–	(913)
Balances, December 31, 2013	72	112,462	401	402,281	3,896	401	(101)	–	4,669

The accompanying notes are an integral part of the consolidated financial statements.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2014	2013
Operating activities:
Net income for the year		1,341	1,669
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7, 8	2,144	1,898
Program rights amortization	8	66	52
Finance costs	10	817	742
Income taxes	12	506	596
Stock-based compensation	25	37	84
Gain on sale of TVtropolis	11	–	(47)
Post-employment benefits contributions, net of expense	23	(34)	(32)
Other		48	(14)
Cash provided by operating activities before changes in non-cash working capital, income taxes paid and interest paid		4,925	4,948
Change in non-cash operating working capital items	30	11	238
Cash provided by operating activities before income taxes paid and interest paid		4,936	5,186
Income taxes paid		(460)	(496)
Interest paid		(778)	(700)
Cash provided by operating activities		3,698	3,990
Investing activities:
Additions to property, plant and equipment	7	(2,366)	(2,240)
Additions to program rights	8	(231)	(69)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		153	(114)
Acquisitions and strategic transactions, net of cash acquired	8, 26	(3,456)	(1,080)
Proceeds on sale of TVtropolis	11	–	59
Other		(51)	(29)
Cash used in investing activities		(5,951)	(3,473)
Financing activities:
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	30	2,150	662
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	30	(2,115)	(1,029)
Proceeds received on short-term borrowings	19	276	650
Repayment of short-term borrowings	19	(84)	–
Issuance of long-term debt	30	3,412	2,578
Repayment of long-term debt	30	(2,551)	(356)
Transaction costs incurred		(30)	(37)
Repurchase of Class B Non-Voting shares	24	–	(21)
Dividends paid		(930)	(876)
Cash provided by financing activities		128	1,571
Change in cash and cash equivalents		(2,125)	2,088
Cash and cash equivalents, beginning of year		2,301	213
Cash and cash equivalents, end of year		176	2,301

Cash and cash equivalents is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances. As at December 31, 2014 and 2013, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the consolidated financial statements.

92    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

Page	Note		Page	Note
93	Note 1:	Nature of the Business	116	Note 17:	Investments
94	Note 2:	Significant Accounting Policies	116	Note 18:	Other Long-Term Assets
102	Note 3:	Capital Risk Management	117	Note 19:	Short-Term Borrowings
103	Note 4:	Segmented Information	117	Note 20:	Provisions
104	Note 5:	Operating Revenue	118	Note 21:	Long-Term Debt
104	Note 6:	Operating Costs	120	Note 22:	Other Long-Term Liabilities
104	Note 7:	Property, Plant and Equipment	120	Note 23:	Post-Employment Benefits
105	Note 8:	Intangible Assets and Goodwill	123	Note 24:	Shareholders’ Equity
107	Note 9:	Restructuring, Acquisition and Other	124	Note 25:	Stock-Based Compensation
107	Note 10:	Finance Costs	125	Note 26:	Business Combinations
107	Note 11:	Other Expense (Income)	127	Note 27:	Related Party Transactions
108	Note 12:	Income Taxes	128	Note 28:	Guarantees
109	Note 13:	Earnings Per Share	128	Note 29:	Commitments and Contingent Liabilities
109	Note 14:	Accounts Receivable	130	Note 30:	Supplemental Cash Flow Information
109	Note 15:	Inventories	130	Note 31:	Subsequent Events
110	Note 16:	Financial Risk Management and Financial Instruments

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media group. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television and telephony (phone) for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting and cloud-based services for small, medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly owned subsidiary Rogers Communications Partnership (RCP) and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

See note 4 for more information about our reportable operating segments.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Board of Directors authorized for issue the consolidated financial statements for the years ended December 31, 2014 and 2013 on February 13, 2015.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

All amounts are in Canadian dollars, which is our functional currency, unless otherwise noted. We prepare the consolidated financial statements on a historical cost basis, except for certain financial instruments, liabilities for cash-settled share-based payments and the net deferred pension liability, which we measure at fair value as described in the notes.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

Business combinations

We account for acquisitions of subsidiaries using the acquisition method of accounting. We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of:

•	assets given; plus
•	equity instruments issued; less
•	liabilities incurred or assumed at the date of exchange.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

We use estimates and judgements to determine the fair values of assets acquired and liabilities assumed, using the best available information, including information from financial markets. The estimates and judgements include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. We expense the transaction costs associated with the acquisitions as we incur them.

See note 26 for information related to business combinations in 2014 and 2013.

USE OF ESTIMATES AND JUDGEMENTS

When preparing our financial statements, management makes judgements, estimates and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

We use estimates that are inherently uncertain in the following key areas:

•	considering inputs to determine the fair value of assets acquired and liabilities assumed in business combinations (see Basis of Consolidation, above);
•	considering intended use, industry trends and other factors to determine the estimated useful lives of property, plant and equipment (see Property, Plant and Equipment, below);
•	capitalizing direct labour, overhead and interest costs to property, plant and equipment (see Property, Plant and Equipment, below);
•	determining the recoverable amount of non-financial assets when testing for impairment (see Impairment, below); and
•

determining the fair value of post-employment benefits obligations (see note 23), stock-based compensation liabilities (see note 25) and derivative instruments for their measurement and applying hedge accounting (see note 16).

We also use significant judgement in the following areas:

•	determining cash generating units and the allocation of goodwill for the purpose of impairment testing (see note 8);
•

choosing methods for depreciating and amortizing our property, plant and equipment, intangible assets, and program rights that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets (see Property, Plant and Equipment and Intangible Assets, below);

•

determining our operating segments, which are components that engage in business activities from which they may earn revenues and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available (see note 4);

•

deciding to designate our spectrum licences as assets with indefinite useful lives since we believe they are likely to be renewed for the foreseeable future such that there is no limit to the period that these assets are expected to generate net cash inflows (see note 8);

•	determining whether certain financial instruments qualify for hedge accounting (see note 16);
•	interpreting tax rules and regulations when we calculate income taxes (see note 12); and
•	determining the probability of loss when we assess contingent liabilities (see note 29).

94    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

REVENUE RECOGNITION

We recognize revenue when we can estimate its amount, have delivered on our obligations within the revenue generating arrangements, and are reasonably assured that we can collect it. Revenue is recorded net of discounts.

Source of revenue	How we recognize it
Monthly subscriber fees for wireless airtime and data services, cable, telephony and Internet services, network services, media subscriptions and rental of equipment	• Record revenue as the service is provided
Revenue from roaming, long-distance and other optional or non-subscription services, pay-per-use services and other sales of products	• Record revenue as the service is provided or product is delivered
Revenue from the sale of wireless and cable equipment	• Record revenue when the equipment is delivered and accepted by the independent dealer or subscriber in a direct sales channel
Equipment subsidies related to providing equipment to new and existing subscribers	• Record a reduction of equipment revenues when the equipment is activated
Installation fees charged to subscribers in Cable and Business Solutions

•  These fees do not meet the criteria as a separate unit of accounting

•  In Cable, we defer and amortize these fees over the related service period, which is approximately three years

•  In Business Solutions we defer and amortize fees over the length of the customer contract

Activation fees charged to subscribers in Wireless	• These fees do not meet the criteria as a separate unit of accounting • We record these fees as part of equipment revenue
Advertising revenue	• Record revenue when the advertising airs on our radio or television stations, is featured in our publications or displayed on our digital properties
Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers	• Record revenue when the services are delivered to cable and satellite providers’ subscribers
Toronto Blue Jays’ revenue from home game admission and concessions	• Recognize revenue when the related games are played during the baseball season and when goods are sold
Toronto Blue Jays’ revenue from the Major League Baseball Revenue Sharing Agreement which redistributes funds between member clubs based on each club’s relative revenues	• Recognize revenue when the amount can be determined
Revenue from Toronto Blue Jays, radio and television broadcast agreements	• Record revenue at the time the related games are aired
Revenue from sublicensing of program rights	• Record revenue over the course of the applicable season
Awards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions

•  Estimate the portion of the original sale to allocate to the award credit based on the fair value of the future goods and services that can be obtained when the credit is redeemed

•  Defer the allocated amount until the awards are redeemed by the customer and we provide the goods or services

•  Recognize revenue based on the redemption of award credits relative to the award credits that we expect to be redeemed

Interest income on credit card receivables	• Record revenue as earned (i.e.- upon the passage of time) using the effective interest method

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Multiple deliverable arrangements

We offer some products and services as part of multiple deliverable arrangements. We record these as follows:

•

Divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably; then

•	Measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue when the relevant criteria are met for each unit.
•

When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to the delivered item is limited to the non-contingent amount.

Unearned revenue

We record payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees and amounts subscribers pay for services and subscriptions that will be provided in future periods.

PROPERTY, PLANT AND EQUIPMENT

Depreciation

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to the Consolidated Statements of Income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 30 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation methods, depreciation rates and asset useful lives, which requires taking into account company-specific factors and industry trends. We monitor and review our depreciation methods, depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

Recognition and measurement

We measure property, plant and equipment upon initial recognition at cost, and record amortization when the asset is ready for its intended use. Upon commencement of depreciation, the asset is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets also includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	costs of dismantling and removing the items and restoring the site where they are located (see Provisions, below); and
•	borrowing costs on qualifying assets.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour associated with the acquisition, construction, development or betterment of our network. They also include interest costs, which we capitalize to certain property, plant and equipment during construction and development.

We use significant estimates to determine the estimated useful lives of property, plant and equipment, considering industry trends such as technological advancements, our past experience, our expected use and our review of asset lives.

We incur costs related to subscriber acquisition and retention.

•	We capitalize cable installation costs that relate to the cable network and depreciate them over the expected life of the cable customer.
•	We defer direct incremental installation costs related to reconnect cable customers and amortize them as the related reconnect installation revenues are recorded.
•	We expense all other costs as incurred.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount, and recognize the gain or loss in other income in the Consolidated Statements of Income.

We capitalize development expenditures if they meet the criteria for recognition as an asset, and amortize them over their expected useful lives once they are available for use. We expense research expenditures and maintenance and training costs as incurred.

See note 7 for more information about our property, plant and equipment.

INTANGIBLE ASSETS

Amortization

We measure intangible assets that we acquire in business combinations at fair value upon initial recognition and record amortization when the asset is ready for its intended use. Upon the commencement of amortization, the asset is carried at cost less accumulated amortization and impairment losses. Intangible assets are tested for impairment as required (see Impairment, below).

Indefinite useful lives

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences) because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows for us. We use judgement to determine the indefinite life of these assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. After review of the competitive, legal, regulatory and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

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Finite useful lives

We amortize intangible assets with finite useful lives into depreciation and amortization in the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We review their useful lives, residual values and the amortization methods at least once a year.

Intangible asset	Estimated useful life
Brand names	7 to 20 years
Customer relationships	3 to 10 years
Roaming agreements	12 years
Marketing agreements	3 years

See note 8 for more information about our intangible assets.

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast television and sports programs. We record them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use, and amortize them to other external purchases in operating costs in the Consolidated Statements of Income over the expected exhibition period. If programs are not scheduled, we consider the related program rights to be impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

Program rights for multi-year sports programming arrangements are expensed when the games are aired. The cost for multi-year sports broadcast rights agreements are amortized to operating expenses during the applicable seasons based on the pattern in which the rights’ economic benefits are expected to be consumed with reference to our projections of advertising and subscriber revenues. If the annual contractual payments related to each season approximate the pattern of expected future economic benefits consumption, we expense these contractual payments during the applicable season.

To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recorded as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets – prepaid expenses in our Consolidated Statement of Financial Position as the rights will be consumed within the next twelve months.

GOODWILL

We record goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately record the difference as a gain in net income.

See note 8 for more information about our goodwill.

IMPAIRMENT

Financial assets

We consider a financial asset to be impaired if there is objective evidence that one or more events has had a negative effect on its estimated future cash flows and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

loans and receivables – we measure the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts, and recognized as a loss in net income.

•

available-for-sale financial assets – we measure the excess of the cost to acquire the asset (less any impairment loss we have previously recognized), over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in equity to net income.

Investments in associates and joint arrangements

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint arrangements. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income (see Recognition of Impairment Charge, below).

Indefinite-life intangible assets and goodwill

We test indefinite-life intangible assets and goodwill for impairment once a year, or more frequently if we identify indicators of impairment. Goodwill is allocated to cash generating units (or groups of cash generating units) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation involves considerable management judgement, and is made to cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

A cash generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Non-financial assets with finite useful lives

Our non-financial assets with finite useful lives include property, plant and equipment, and intangible assets. We test these assets for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit for impairment.

Recognition of impairment charge

The recoverable amount of a cash generating unit or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

We estimate an asset’s or cash generating unit’s fair value less costs to sell using the best information available to estimate the amount we could obtain from disposing the asset in an arm’s length transaction, less the estimated cost of disposal.

We estimate value in use by discounting estimated future cash flows from a cash generating unit or asset to their present value using a

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pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated cash flows are based on management’s assumptions and are supported by external information.

The above concepts used to determine the recoverable amount require significant estimates, such as:

•	future cash flows;
•	terminal growth rate; and
•	discount rates applied.

If our estimate of the asset’s or cash generating unit’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recorded impairment loss if our estimate of a previously impaired asset’s or cash generating unit’s recoverable amount has increased such that the impairment recorded in a previous year has reversed. The reversal is recognized by increasing the asset’s or cash generating unit’s carrying amount to our new estimate of its recoverable amount. The new carrying amount cannot be higher than the carrying amount we would have recorded if we had not recognized an impairment loss in previous years. We do not reverse impairment losses recognized for goodwill.

INCOME TAXES

Income tax expense includes both current and deferred taxes. We use judgement to interpret tax rules and regulations to calculate the expense recorded each period. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, and including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we record in our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available to use the asset. We use judgement to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability and tax planning strategies.

We rely on estimates and assumptions when determining the amount of current and deferred tax, and take into account the impact of uncertain tax positions and whether additional taxes and interest may be due. If new information becomes available and changes our judgement on the adequacy of existing tax liabilities, these changes would affect the income tax expense in the period that we make this determination.

See note 12 for more information about our income taxes.

EARNINGS PER SHARE

We calculate basic earnings per share by dividing the net income or loss attributable to our Class A and B shareholders by the weighted average number of Class A and B shares outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and B shareholders and the weighted average number of Class A and B shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

See note 13 for our calculations of basic and diluted earnings per share.

FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position
•	non-monetary assets, non-monetary liabilities and related depreciation and amortization expenses – at the historical exchange rates
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recorded.

FINANCIAL INSTRUMENTS

Recognition

We initially recognize cash and cash equivalents, accounts receivable, debt securities and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provision of the instrument.

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Classification and measurement

We measure financial instruments by grouping them into classes on initial recognition, based on the purpose of the individual instruments. We classify all financial assets and liabilities as follows:

Financial instrument	Categorization	Measurement method
Financial assets
Cash and cash equivalents	Loans and receivable	Amortized cost
Accounts receivable	Loans and receivable	Amortized cost
Investments, available-for-sale	Available-for-sale [1]	Fair value

Financial liabilities
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost

Derivatives [3]
Debt derivatives	Held-for-trading [1,4]	Fair value
Bond forwards	Held-for-trading [1,4]	Fair value
Expenditure derivatives	Held-for-trading [1,4]	Fair value
Equity derivatives	Held-for-trading [5]	Fair value

[1]

Initially measured at fair value with subsequent changes recorded in other comprehensive income. The net change is reclassified into net income upon disposal of the asset or when the asset becomes impaired, or in the case of derivatives designated as hedges, when the hedged item affects net income.

[2]	Initially measured at fair value plus transaction costs and amortized using the effective interest method
[3]	The derivatives can be in an asset or liability position at a point in time historically or in the future.
[4]	The derivatives are designated as cash flow hedges with the ineffective portion of the hedge recognized immediately into net income
[5]	Initially measured at fair value with subsequent changes offset against stock-based compensation expense or recovery in operating costs.

Fair value

We estimate fair values at a specific point in time, based on relevant market information and information about the financial instruments. Our estimates are subjective and involve uncertainties and significant judgement. Changes in assumptions could significantly affect the estimates, and effectiveness of our hedging relationships.

Current and non-current classification

We classify financial assets and financial liabilities as non-current when they are due, in part or in whole, more than one year from the date of the Consolidated Statements of Financial Position. All other financial assets and liabilities, including the portion of long-term debt and debt derivatives due within one year from the date of the Consolidated Statements of Financial Position, are classified as current.

Offsetting financial assets and liabilities

We offset financial assets and financial liabilities and present the net amount in the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments

We use derivative instruments to manage risks related to certain activities we are involved with. They include:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy, and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess quarterly whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess whether an embedded derivative is required to be separated from its host contract and accounted for as a derivative when we first become a party to a contract.

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Deferred transaction costs

We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities, and amortize them using the effective interest method over the life of the related instrument.

Available-for-sale financial assets reserve

We carry available-for-sale investments at fair value on the Consolidated Statements of Financial Position and record changes in fair value in the available-for-sale financial assets reserve as a component of equity, through other comprehensive income, until the investments are disposed of or impaired, at which time we record the change in fair value in net income.

Hedging reserve

We measure all derivatives at fair value on the Consolidated Statements of Financial Position. If the derivatives are effective we record changes in fair value of cash flow hedging derivatives in the hedging reserve as a component of equity through other comprehensive income until we recognize the hedged asset or liability in net income.

See the following notes for more information about our financial instruments: note 14 (Accounts Receivable), note 16 (Financial Risk Management and Financial Instruments), note 17 (Investments), note 19 (Short-Term Borrowings) and note 21 (Long-Term Debt).

INVENTORIES

We measure inventories, including handsets, digital cable equipment and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and net realizable value. We will reverse a previous write down to net realizable value if the inventories later increase in value.

See note 15 for more information on our inventories.

INVESTMENTS

Investments in publicly traded and private companies

We classify our investments in publicly traded and private companies where we have no control or significant influence as available-for-sale investments, and account for them as follows:

•	publicly traded companies – we record them at fair value based on publicly quoted prices; and
•	private companies – we record them at fair value using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have a significant influence on the entity’s financial and operating policies but do not control it. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures, and we recognize our proportionate interest in the assets, liabilities, revenues and expenses of our joint operations.

We recognize our investments in associates and joint ventures initially at cost, and then increase or decrease the carrying amounts based on our share of each entity’s income or loss after initial recognition. Distributions we receive from these entities reduce the carrying amount of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investment, up to the amount of our interest in the entity.

See note 17 for more information about our investments.

PROVISIONS

We record a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain.

We make significant estimates when measuring a provision for a present obligation, basing the provision on the amount that we estimate will be required to settle it, using the most reliable evidence available as at the reporting date and including the risks and uncertainties associated with the obligations. We then discount our expected future cash flows to the date of the Consolidated Statement of Financial Position at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future, so we make provisions for the costs associated with decommissioning the assets and restoring the locations to their original standards when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we record a decommissioning liability, we record a corresponding asset in property, plant and equipment and depreciate the asset based on its useful life following our depreciation policies for property, plant and equipment. We record the accretion of the liability as a charge to finance costs in the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recorded as provisions; otherwise they are recorded as accrued liabilities. All charges are recorded in restructuring, acquisition and other in the Consolidated Statements of Income. See note 9 for more information about these expenses.

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under the contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

See note 20 for a breakdown of our provisions.

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EMPLOYEE BENEFITS

Post-employment benefits

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior years, and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year, and include actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs in the Consolidated Statements of Income in the periods the employees provide the related services.

See note 23 for more information about our pension plans.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

STOCK-BASED COMPENSATION

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or trinomial option pricing models, depending on the nature of the share-based award. We re-measure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) plan

We record outstanding RSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting shares, and recording them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in the liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the vesting date.

Deferred share unit (DSU) plan

We record outstanding DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values at the grant date, which are based on the market price of the Class B Non-Voting shares, and recording them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in our liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount, and record our contributions as a compensation expense in the year we make them. Expense relating to the employee share accumulation plan is included in operating costs.

See note 25 for more information about our stock-based compensation and other stock-based payments.

DISCONTINUED OPERATIONS

A discontinued operation is a component of our business that has operations and cash flows that are clearly distinguished from the rest of Rogers, has been disposed of or is classified as held-for-sale and:

•	represents a separate major line of business;
•	is part of a single coordinated plan to dispose of a separate major line of business; or
•	is a subsidiary we have acquired with the intention to re-sell.

When we classify a component as a discontinued operation, we restate our comparative income and comprehensive income as though the operation had been discontinued from the start of the comparative year.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2014

We adopted the following accounting changes for our 2014 annual consolidated financial statements.

•

Amendments to IAS 32, Financial Instruments: Presentation (IAS 32) – In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-off.

•

Amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) – In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

•

IFRIC 21, Levies (IFRIC 21) – In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in

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accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

The accounting pronouncements we adopted in 2014 were made in accordance with their transitional provisions, which were required to be applied retrospectively and had no impact on our financial results.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted as at December 31, 2014, and could have an impact on future periods.

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in obtaining customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017. We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: recognition and measurement (IAS 39) standard. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. We are assessing the impact of this amendment on our consolidated financial statements.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendment is effective for annual periods beginning on or after January 1, 2016. We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity (including issued capital, share premium, retained earnings, hedging reserve and available-for-sale financial assets reserve) and indebtedness (including current portion of our long-term debt, long-term debt and short-term borrowings).

We manage our capital structure, commitments and maturities and make adjustments based on general economic conditions, financial markets and operating risks and our investment and working capital requirements. To maintain or adjust our capital structure, we may, with approval from our Board of Directors, issue or repay debt and/or short-term borrowings, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves the annual capital and operating budgets, and any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments or divestitures.

We monitor debt leverage ratios such as adjusted net debt to adjusted operating profit as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses and make decisions about capital.

The Rogers First Rewards Credit Card program (operated through a 100% owned subsidiary of RCI) is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers was in compliance with that requirement as at December 31, 2014 and 2013. This program was launched in the fourth quarter of 2013 and the capital requirements are not material as at December 31, 2014.

With the exception of Rogers First Rewards Credit Card program, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2013.

102    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before restructuring, acquisition and other, stock-based compensation, depreciation and amortization, finance costs, other expense (income) and income taxes.

INFORMATION BY SEGMENT

Year ended December 31, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	5	7,305	3,467	382	1,826	(130)	12,850
Operating costs [1]		4,059	1,802	260	1,695	15	7,831
Adjusted operating profit		3,246	1,665	122	131	(145)	5,019

Restructuring, acquisition and other	9						173
Stock-based compensation [1]	25						37
Depreciation and amortization	7, 8						2,144
Finance costs	10						817
Other expense							1
Income before income taxes							1,847
Additions to property, plant and equipment		978	1,055	146	94	93	2,366
Goodwill		1,155	1,379	426	923	–	3,883
Total assets		12,935	6,019	1,219	2,466	3,883	26,522

Year ended December 31, 2013 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	5	7,270	3,475	374	1,704	(117)	12,706
Operating costs [1]		4,113	1,757	268	1,543	32	7,713
Adjusted operating profit		3,157	1,718	106	161	(149)	4,993

Restructuring, acquisition and other	9						85
Stock-based compensation [1]	25						84
Depreciation and amortization	7, 8						1,898
Finance costs	10						742
Other income							(81)
Income before income taxes							2,265
Additions to property, plant and equipment		865	1,105	107	79	84	2,240
Goodwill		1,146	1,256	426	923	–	3,751
Total assets		9,775	5,527	1,195	2,247	4,857	23,601

[1]	Included in Operating costs on the Consolidated Statements of Income.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: OPERATING REVENUE

(In millions of dollars)	2014	2013
Wireless:
Postpaid	6,495	6,470
Prepaid	248	278
Network revenue	6,743	6,748
Equipment sales	562	522
Total Wireless	7,305	7,270
Cable:
Internet	1,245	1,159
Television	1,734	1,809
Phone	478	498
Service revenue	3,457	3,466
Equipment sales	10	9
Total Cable	3,467	3,475

(In millions of dollars)	2014	2013
Business Solutions:
Next generation	271	213
Legacy	106	149
Service revenue	377	362
Equipment sales	5	12
Total Business Solutions	382	374
Media:
Advertising	775	762
Subscription	382	316
Retail	314	305
Other	355	321
Total Media	1,826	1,704
Corporate items and intercompany eliminations	(130)	(117)
Total operating revenue	12,850	12,706

NOTE 6: OPERATING COSTS

(In millions of dollars)	2014	2013
Cost of equipment sales and direct channel subsidies	1,493	1,541
Merchandise for resale	206	190
Other external purchases	4,229	4,126
Employee salaries and benefits and stock-based compensation	1,940	1,940
Total operating costs	7,868	7,797

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

The table below shows property, plant and equipment and accumulated depreciation as at December 31, 2014, 2013 and 2012.

(In millions of dollars)	December 31, 2014			December 31, 2013			December 31, 2012
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land and buildings	942	(319)	623	923	(291)	632	894	(260)	634
Cable and wireless network	19,588	(12,387)	7,201	18,197	(11,287)	6,910	16,805	(10,138)	6,667
Computer equipment and software	4,960	(3,353)	1,607	4,553	(3,031)	1,522	3,972	(2,644)	1,328
Customer premise equipment	1,543	(988)	555	2,009	(1,415)	594	1,764	(1,319)	445
Leasehold improvements	383	(151)	232	492	(271)	221	407	(248)	159
Equipment and vehicles	1,236	(799)	437	1,124	(748)	376	1,055	(712)	343
Total property, plant and equipment	28,652	(17,997)	10,655	27,298	(17,043)	10,255	24,897	(15,321)	9,576

104    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2014 and 2013.

(In millions of dollars)	December 31, 2013				December 31, 2014
	Net book value	Additions	Acquisitions from business combinations	Depreciation	Other [1]	Net book value
Land and buildings	632	19	–	(28)	–	623
Cable and wireless network	6,910	1,453	6	(1,179)	11	7,201
Computer equipment and software	1,522	465	–	(371)	(9)	1,607
Customer premise equipment	594	269	–	(303)	(5)	555
Leasehold improvements	221	43	3	(27)	(8)	232
Equipment and vehicles	376	117	–	(71)	15	437
Total property, plant and equipment	10,255	2,366	9	(1,979)	4	10,655

[1]	Includes disposals, write-downs, reclassifications and other adjustments.

(In millions of dollars)	December 31, 2012				December 31, 2013
	Net book value	Additions	Acquisitions from business combinations	Depreciation	Other [1]	Net book value
Land and buildings	634	25	3	(30)	–	632
Cable and wireless network	6,667	1,235	91	(1,087)	4	6,910
Computer equipment and software	1,328	495	6	(310)	3	1,522
Customer premise equipment	445	372	6	(230)	1	594
Leasehold improvements	159	27	44	(20)	11	221
Equipment and vehicles	343	86	8	(71)	10	376
Total property, plant and equipment	9,576	2,240	158	(1,748)	29	10,255

[1]	Includes disposals, write-downs, reclassifications and other adjustments.

Property, plant and equipment not yet in service and therefore not depreciated as at December 31, 2014 was $1,048 million (December 31, 2013 – $882 million). Capitalized interest pertaining to property, plant and equipment was recorded at a weighted average rate of approximately 4.6% (2013 – 5.1%).

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

(In millions of dollars)	December 31, 2014				December 31, 2013				December 31, 2012
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net book value
Indefinite life intangible assets:
Spectrum licences	5,576	–	–	5,576	2,275	–	–	2,275	2,231	–	–	2,231
Broadcast licences	324	–	(99)	225	324	–	(99)	225	209	–	(99)	110

Finite life intangible assets:
Brand names	420	(255)	(14)	151	438	(257)	(14)	167	437	(240)	(14)	183
Customer relationships	1,620	(1,339)	–	281	1,543	(1,234)	–	309	1,310	(1,147)	–	163
Roaming agreements	523	(444)	–	79	523	(400)	–	123	523	(357)	–	166
Marketing agreements	10	(10)	–	–	9	(8)	–	1	63	(59)	–	4
Acquired program rights	343	(62)	(5)	276	168	(52)	(5)	111	162	(63)	(5)	94
Total intangible assets	8,816	(2,110)	(118)	6,588	5,280	(1,951)	(118)	3,211	4,935	(1,866)	(118)	2,951
Goodwill	4,104	–	(221)	3,883	3,972	–	(221)	3,751	3,436	–	(221)	3,215
Total intangible assets and goodwill	12,920	(2,110)	(339)	10,471	9,252	(1,951)	(339)	6,962	8,371	(1,866)	(339)	6,166

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2014 and 2013.

(In millions of dollars)	December 31, 2013				December 31, 2014
	Net book value	Acquisitions from business combinations	Additions	Amortization [1]	Other	Net book value
Spectrum licences	2,275	–	3,301	–	–	5,576
Broadcast licences	225	–	–	–	–	225
Brand names	167	–	–	(16)	–	151
Customer relationships	309	73	–	(104)	3	281
Roaming agreements	123	–	–	(44)	–	79
Marketing agreements	1	–	–	(1)	–	–
	3,100	73	3,301	(165)	3	6,312
Acquired program rights	111	–	231	(66)	–	276
Total intangible assets	3,211	73	3,532	(231)	3	6,588
Goodwill	3,751	132	–	–	–	3,883
Total intangible assets and goodwill	6,962	205	3,532	(231)	3	10,471

[1]

Of the $231 million of total amortization, $66 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $165 million in Depreciation and amortization in the Consolidated Statements of Income.

(In millions of dollars)	December 31, 2012				December 31, 2013
	Net book value	Acquisitions from business combinations	Additions	Amortization [1]	Other	Net book value
Spectrum licences	2,231	–	44	–	–	2,275
Broadcast licences	110	104	11	–	–	225
Brand names	183	–	–	(16)	–	167
Customer relationships	163	233	–	(87)	–	309
Roaming agreements	166	–	–	(43)	–	123
Marketing agreements	4	–	1	(4)	–	1
	2,857	337	56	(150)	–	3,100
Acquired program rights	94	–	69	(52)	–	111
Total intangible assets	2,951	337	125	(202)	–	3,211
Goodwill	3,215	536	–	–	–	3,751
Total intangible assets and goodwill	6,166	873	125	(202)	–	6,962

[1]

Of the $202 million of total amortization, $52 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $150 million in Depreciation and amortization in the Consolidated Statements of Income.

In 2014, we participated in the 700 MHz spectrum auction in Canada, and were awarded spectrum licences consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering most of the Canadian population. We paid a total of $3,301 million to Industry Canada for the licence which included $9 million of costs directly attributable to the acquisition of the spectrum licences which were capitalized.

IMPAIRMENT

Indefinite life intangible assets and goodwill

We test cash generating units or groups of cash generating units with indefinite life intangible assets and/or allocated goodwill for impairment as at October 1 of each calendar year. When assessing whether or not there is impairment, we determine the recoverable amount of a cash generating unit based on the greater of its value in use or its fair value less costs to sell.

We estimate value in use by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the cash generating unit, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the cash generating unit after considering economic conditions and a general outlook for the cash generating unit’s industry. Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the cash generating unit’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the cash generating unit, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the cash generating unit. Our estimates of future cash flows, terminal values and discount rates consider similar factors to those described above for value in use estimates.

•	Using a market approach – we estimate the recoverable amount of the cash generating unit using multiples of operating performance of comparable entities and precedent transactions in that industry.

106    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

We have made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of cash generating units and goodwill, which could result in impairment losses.

For purposes of impairment testing of goodwill, our cash generating units or groups of cash generating units correspond to our reporting segments as disclosed in note 4.

The table below is an overview of the methods and assumptions we used to determine recoverable amounts for cash generating units or groups of cash generating units with indefinite life intangible assets or goodwill that we consider significant.

(In millions of dollars, except years and percentages)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Periods used (years)	Terminal growth rates %	Pre-tax discount rates %
Wireless	1,155	5,576	Value in use	5	0.5	8.1
Cable	1,379	–	Value in use	5	2.0	8.5
Media	923	225	Fair value less cost to sell	5	2.5	10.3

Our fair value measurement for Media is classified as level 3 in the fair value hierarchy (see note 16).

Impairment losses

We did not record an impairment charge in 2014 or 2013 since the recoverable amounts of the cash generating units exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

We incurred $173 million (2013 – $85 million) in restructuring, acquisition and other expenses, comprised of:

•

$131 million (2013 – $53 million) of restructuring expenses mainly for costs relating to the reorganization associated with the implementation of the Rogers 3.0 plan to structure teams around our customers and remove management layers to ensure senior leadership is closer to frontline employees and customers; and

•	$42 million (2013 – $32 million) of acquisition-related transaction costs, legal claims and other costs.

The corresponding liability was recorded in accounts payable and accrued liabilities, other long-term liabilities and provisions.

NOTE 10: FINANCE COSTS

(In millions of dollars)	Note	2014	2013
Interest on borrowings		782	734
Interest on post-employment benefits liability	23	7	14
Loss on repayment of long-term debt	16	29	–
Loss on foreign exchange	21	11	23
Change in fair value of derivative instruments		2	(16)
Capitalized interest		(26)	(25)
Other		12	12
Total finance costs		817	742

NOTE 11: OTHER EXPENSE (INCOME)

(In millions of dollars)	2014	2013
Losses (income) from associates and joint ventures	23	(7)
Gain on sale of TVtropolis	–	(47)
Other investment income	(22)	(27)
Total other expense (income)	1	(81)

In 2013, we sold our one-third interest in TVtropolis after obtaining regulatory approval from the CRTC. We received proceeds of $59 million and recorded a gain of $47 million in other income.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: INCOME TAXES

(In millions of dollars)	2014	2013
Current income taxes:
For current year	497	513
Adjustments from reassessment	14	–
Total current income taxes	511	513

Deferred tax expense (recovery):
Origination and reversal of temporary differences	(5)	89
Revaluation of deferred tax balances due to legislative and tax rate changes	–	8
Recognition of previously unrecognized deferred tax assets	–	(14)
Total deferred taxes	(5)	83
Total income taxes	506	596

DEFERRED TAX ASSETS AND LIABILITIES

(In millions of dollars)	2014	2013
Deferred tax assets	9	31
Deferred tax liabilities	(1,769)	(1,702)
Net deferred tax liability	(1,760)	(1,671)

The table below shows the difference between income tax expense computed by applying the statutory income tax rate to income before income taxes and the income tax expense for the year.

(In millions of dollars, except percentages)	2014	2013
Statutory income tax rate	26.5%	26.5%
Income before income taxes	1,847	2,265

Computed income tax expense	489	600
Increase (decrease) in income taxes resulting from:
Non-taxable portion of capital gains	(1)	(9)
Recognition of previously unrecognized deferred tax assets	–	(14)
Non-(taxable) deductible stock-based compensation	(2)	8
Revaluation of deferred tax balances due to legislative and tax rate changes	–	8
Adjustments from reassessment	14	–
Other items	6	3
Total income taxes	506	596
Effective income tax rate	27.4%	26.3%

The table below summarizes the movement of net deferred tax assets and liabilities during 2014 and 2013.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital losses	Other	Total
January 1, 2014	(752)	(429)	(594)	(27)	46	85	(1,671)
(Expense) recovery in net income	(137)	(110)	281	(4)	8	(33)	5
Expense in other comprehensive income	–	–	–	(49)	–	(35)	(84)
Acquisitions	–	(9)	–	–	–	(1)	(10)
December 31, 2014	(889)	(548)	(313)	(80)	54	16	(1,760)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss	Other	Total
January 1, 2013	(601)	(360)	(735)	(4)	25	205	(1,470)
(Expense) recovery in net income	(135)	(9)	141	–	19	(99)	(83)
Expense in other comprehensive income	–	–	–	(23)	–	(26)	(49)
Acquisitions	(16)	(60)	–	–	2	5	(69)
December 31, 2013	(752)	(429)	(594)	(27)	46	85	(1,671)

108    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

As at December 31, 2014 and 2013, we had not recognized deferred tax assets for the following items.

(In millions of dollars)	2014	2013
Capital losses in Canada that can be applied against future capital gains	56	43
Tax losses in foreign jurisdictions that expire from 2023 to 2033	20	17
Deductible temporary differences in foreign jurisdictions	37	32
	113	92

There are taxable temporary differences associated with our investment in Canadian domestic subsidiaries. We do not record deferred tax liabilities for temporary differences when we are able to control the timing of the reversal, and the reversal is not probable in the foreseeable future. Reversing these temporary differences would not result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

The table below shows the calculation of basic and diluted earnings per share for 2014 and 2013.

(In millions of dollars, except per share amounts)	2014	2013
Numerator (basic) – Net income for the year	1,341	1,669

Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	515	515
Effect of dilutive securities (in millions):
Employee stock options	2	3
Weighted average number of shares outstanding – diluted	517	518

Earnings per share
Basic	$2.60	$3.24
Diluted	$2.56	$3.22

Accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive in 2014 than using the cash-settled method. As a result, net income for 2014 was reduced by $15 million (2013 – nil) in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 1,257,117 options were out of the money for 2014 (2013 – 577,584). These options were excluded from the calculation since they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

(In millions of dollars)	2014	2013
Trade accounts receivable	1,307	1,252
Other accounts receivable	382	361
Allowance for doubtful accounts	(98)	(104)
Total accounts receivable	1,591	1,509

NOTE 15: INVENTORIES

(In millions of dollars)	2014	2013
Wireless handsets and accessories	189	213
Other finished goods and merchandise	62	63
Total inventories	251	276

Cost of equipment sales and merchandise for resale includes $1,615 million (2013 – $1,667 million) of inventory costs.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

We are exposed to credit risk, liquidity risk and market risk. Our primary risk management objective is to protect our income and cash flows and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. The table below shows our risk exposure by financial instrument.

Financial instrument	Financial Risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, available-for-sale	Market
Financial liabilities
Short-term borrowings	Liquidity
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange and interest
Derivatives [1]
Debt derivatives	Credit, liquidity and foreign exchange
Bond forwards	Credit, liquidity and interest
Expenditure derivatives	Credit, liquidity and foreign exchange
Equity derivatives	Credit, liquidity and market

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, in which we have an amount owing from the counterparty, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk is primarily attributable to our accounts receivable. Our broad customer base limits the concentration of this risk. Our accounts receivable in the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. Management uses estimates to determine the allowance for doubtful accounts, taking into account factors such as our experience in collections and write-offs, the number of days the counterparty is past due and the status of the account. We believe that our allowance for doubtful accounts sufficiently reflects the related credit risk associated with our accounts receivable. As at December 31, 2014, $461 million (December 31, 2013 – $452 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

The table below provides an aging of our customer accounts receivable as at December 31 and additional information related to the allowance for doubtful accounts.

(In millions of dollars)	2014	2013
Customer accounts receivables (net of allowance for doubtful accounts)
Less than 30 days past billing date	713	695
30-60 days past billing date	326	291
61-90 days past billing date	108	94
Greater than 90 days past billing date	62	68
Total	1,209	1,148

The activity related to our allowance for doubtful accounts is as follows:

(In millions of dollars)	2014	2013
Balance, beginning of the year	104	119
Allowance for doubtful accounts expense	77	111
Net use	(83)	(126)
Balance, end of the year	98	104

We use various internal controls, such as credit checks, deposits on account and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives and equity derivatives (derivatives) arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default, and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A- to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure and financial leverage, as outlined in note 3. We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

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The tables below set out the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2014 and 2013.

December 31, 2014 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	842	842	842	–	–	–
Accounts payable and accrued liabilities	2,578	2,578	2,578	–	–	–
Long-term debt	14,787	14,895	963	1,750	2,524	9,658
Other long-term financial liabilities	26	26	–	12	9	5
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,050	790	260	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,114)	(835)	(279)	–	–
Equity derivative instruments	–	30	30	–	–	–
Debt derivative instruments:
Cash outflow (Canadian dollar)	–	6,313	905	–	1,435	3,973
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(6,995)	(963)	–	(1,624)	(4,408)
Bond forwards:
Cash outflow	–	14	3	3	8	–
Cash inflow	–	(1)	–	–	(1)	–
Net carrying amount of derivatives (asset)	(873)
	17,360	17,638	4,313	1,746	2,351	9,228

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2013 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	650	650	650	–	–	–
Accounts payable and accrued liabilities	2,344	2,344	2,344	–	–	–
Long-term debt	13,343	13,436	1,170	1,883	1,989	8,394
Other long-term financial liabilities	38	38	–	14	18	6
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	923	923	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(957)	(957)	–	–	–
Equity derivative instruments	–	13	13	–	–	–
Debt derivative instruments:
Cash outflow (Canadian dollar)	–	6,665	1,183	905	1,435	3,142
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(6,786)	(1,170)	(883)	(1,489)	(3,244)
Net carrying amount of derivatives (asset)	(75)
	16,300	16,326	4,156	1,919	1,953	8,298

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

The tables below show net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives as at December 31, 2014 and 2013:

December 31, 2014 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	757	1,343	1,143	6,022

December 31, 2013 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	743	1,258	1,093	5,341

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKET RISK

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of our available-for-sale investments, our share price, foreign exchange rates and interest rates, will affect our income, cash flows or the value of our financial instruments. The derivative instruments we use to manage this risk are described in note 2.

Market price risk – publicly traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives or short selling with respect to our publicly traded investments.

Market price risk – Rogers Class B shares

Our liability related to stock-based compensation is marked-to-market each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting shares during the life of an award, including SARs, RSUs and DSUs. We use equity derivatives from time to time to manage our exposure in our stock-based compensation liability. With respect to our stock-based compensation, as a result of our equity derivatives, a one dollar change in the price of a Rogers Non-Voting Class B share would have no effect on net income.

Foreign exchange and interest rates

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, designating the debt derivatives as hedges of specific debt instruments for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecasted operational and capital expenditures. As at December 31, 2014, all of our US dollar-denominated long-term debt was hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt, as a result of our debt derivatives, a one cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and our $250 million floating rate senior unsecured notes. As at December 31, 2014, 92.7% of our outstanding long-term debt and short-term borrowings was at fixed interest rates.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant market risk from fluctuations in foreign exchange rates as at December 31, 2014.

The table below summarizes a sensitivity analysis for significant exposures with respect to our publicly traded investments, equity derivatives, expenditure derivatives and senior notes as at December 31, 2014 and 2013 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2014	2013	2014	2013
Share price of publicly traded investments $1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate $0.01 change in Cdn$ relative to US$	–	–	7	7
Short-term borrowings 1% change in interest rates	6	4	–	–
Senior notes (floating) 1% change in interest rates	2	–	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2014, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

The tables below show our derivatives net asset (liability) position as at December 31, 2014 and 2013.

December 31, 2014 (In millions of dollars, except exchange rate)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value
Debt derivatives:
As assets	5,725	1.0396	5,952	853
As liabilities	305	1.1857	362	(7)
Net mark-to-market asset debt derivatives				846

Bond forwards:
As assets			250	1
As liabilities			1,650	(14)
Equity derivatives:
As liabilities				(30)
Expenditure derivatives:
As assets	960	1.0940	1,050	70
Net mark-to-market asset				873

December 31, 2013 (In millions of dollars, except exchange rate)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value
Debt derivatives:
As assets	4,250	1.0285	4,371	184
As liabilities	2,130	1.0769	2,294	(133)
Net mark-to-market asset debt derivatives				51

Equity derivatives:
As liabilities				(13)
Expenditure derivatives:
As assets	900	1.0262	923	37
Net mark-to-market asset				75

112    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

The table below shows derivative instruments asset and derivative instruments liability reflected in our Consolidated Statements of Financial Position.

(In millions of dollars)	2014	2013
Current asset	136	73
Long-term asset	788	148
	924	221
Current liability	(40)	(63)
Long-term liability	(11)	(83)
	(51)	(146)
Net mark-to-market asset	873	75

In 2014, we recorded a $2 million decrease to net income related to hedge ineffectiveness (2013 – $4 million increase).

Debt derivatives

We completed the following transactions related to our debt derivatives in 2014 and 2013:

•	entered into new debt derivatives to hedge senior notes issued;
•	settled maturing debt derivatives in conjunction with the repayment or repurchase of related senior notes; and
•	terminated existing debt derivatives and entered into new debt derivatives with different terms to hedge existing senior notes.

All of our currently outstanding debt derivatives have been designated as effective hedges against specific foreign exchange risk for accounting purposes as described above.

New debt derivatives to hedge new senior notes

During 2014 and 2013, we entered into the following debt derivatives to hedge senior notes issued during the year.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent (Cdn$)
March 10, 2014	750	2044	5.00%	4.99%	832

March 7, 2013	500	2023	3.00%	3.62%	515
March 7, 2013	500	2043	4.50%	4.60%	515
Subtotal	1,000				1,030
October 2, 2013	850	2023	4.10%	4.59%	877
October 2, 2013	650	2043	5.45%	5.61%	671
Subtotal	1,500				1,548
Total for 2013	2,500				2,578

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Matured debt derivatives

During 2014 and 2013, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes (see note 30).

(In millions of dollars) Maturity date	Notional Amount (US$)	Net cash settlement (proceeds) (Cdn$)
March 1, 2014	750	(61)
March 15, 2014	350	26
Total for 2014	1,100	(35)

June 17, 2013	350	104

Terminated and replaced debt derivatives

During 2013, we terminated existing debt derivatives and entered into new debt derivatives with different terms to hedge existing senior notes.

(In millions of dollars)	Terminated debt derivatives			New debt derivatives			Hedging effect
Termination date	Notional amount (US$)	Original maturity date	Cash settlement (Cdn$) [1]	Date entered	Derivative amount (US$)	Net maturity date	Fixed weighted average [2]	Fixed Canadian equivalent [3]
March 6, 2013	350	2018	–	March 6, 2013	350	2038	7.62%	359
Sept. 27, 2013	1,075	2014-2015	263	Sept. 27, 2013	1,075	2014-2015	7.42%	1,110

[1]	See note 30
[2]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate
[3]	Converting from a fixed US$ principal amount to a fixed Cdn$ principal amount.

The March 6, 2013 termination is related to debt derivatives hedging the US$350 million senior notes due 2038 (2038 Notes). The debt derivatives that were terminated on March 6, 2013 were not designated as effective hedges for accounting purposes and had an original term of 10 years to August 15, 2018. The new debt derivatives hedge the foreign exchange risk associated with the principal and interest obligations on the 2038 Notes to their maturity at market rates on the respective dates of the transactions and are designated as effective hedges for accounting purposes.

The September 27, 2013 termination is related to debt derivatives hedging senior notes that were scheduled to mature in 2014 and

2015. Only the fixed foreign exchange rate differed between the new debt derivatives and the terminated debt derivatives. All other terms are the same as the terminated debt derivatives they replaced. Before the debt derivatives were terminated on September 27, 2013, changes in their fair value were recorded in other comprehensive income and were periodically reclassified to net income to offset foreign exchange gains or losses on the related debt or to modify interest expense to its hedged amount. On the termination date, the balance in the hedging reserve related to these debt derivatives was a $10 million loss. $1 million of this related to future periodic exchanges of interest and will be recorded in net income over the remaining life of the related

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

debt securities. The remaining $8 million, net of income taxes of $1 million, will remain in the hedging reserve until such time as the related debt is settled.

Repayment of senior notes and related derivative settlements

During 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due 2014, totalling $1,221 million (see note 30). In addition, the debt derivatives related to these senior notes matured in March 2014.

Upon the repayment or repurchase of these senior notes, a $29 million loss, which was deferred in the hedging reserve in the prior years, was recognized in net income (see note 10). This loss relates to transactions in 2008 and 2013 where contractual foreign exchange rates on the related debt derivatives were renegotiated to then current rates.

As at December 31, 2014 we have US$6.0 billion (2013 – US$6.4 billion) of US dollar-denominated senior notes and debentures, all of which have been hedged using debt derivatives (2013 – 100%).

In June 2013, when we repaid or repurchased our US$350 million ($356 million) senior notes due 2013, the associated debt derivatives were settled at maturity, resulting in total payments of approximately $104 million. The settlements of these debt derivatives did not impact net income for the year ended December 31, 2014.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We use bond forwards for risk-management purposes only.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we have hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014. There was no bond forward activity or balances in 2013.

(In millions of dollars, except interest rates)
GoC term (years)	Maturity date [1]	Initial GoC Interest rate [1]	Notional amount
10	Dec 31, 2015	2.05%	500
10	Dec 31, 2016	2.04%	500
10	Apr 30, 2018	2.07%	500
30	Dec 31, 2018	2.41%	400
Total			1,900

[1]	Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted expenditures. We use expenditure derivatives for risk-management purposes only.

We entered into expenditure derivatives to manage foreign exchange risk on certain forecasted expenditures as follows:

(In millions of dollars, except exchange rates)
Notional Trade date	Maturity dates	Notional amount (US$)	Exchange Rate	Converted amount (Cdn$)
February 2014	January 2015 to April 2015	200	1.1100	222
May 2014	May 2015 to December 2015	232	1.0948	254
June 2014	January 2015 to December 2015	288	1.0903	314
July 2014	January 2016 to December 2016	240	1.0833	260
Total as at December 31, 2014		960	1.0940	1,050

July 2011	January 2014 to July 2014	140	0.9643	135
September 2013	January 2014 to December 2014	760	1.0368	788
Total as at December 31, 2013		900	1.0256	923

The expenditure derivatives noted above have been designated as hedges for accounting purposes. In the year ended December 31, 2014, we settled US$900 million (2013 — US$435 million) of expenditure derivatives for $923 million (2013 — $430 million). All of our currently outstanding expenditure derivatives have been designated as effective hedges against foreign exchange risk for accounting purposes.

Equity derivatives

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. We use equity derivatives for risk-management purposes only.

In 2013, we entered into equity derivatives to hedge market price appreciation risk associated of 5.7 million RCI Class B Non-Voting shares that have been granted under our stock-based compensation programs for stock options, restricted share units (RSUs) and deferred share units (DSUs) (see note 25). The equity derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. In 2014, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates to April 2015 (from April 2014). The equity derivatives have not been designated as hedges for accounting purposes.

During 2014, we recognized an expense, net of interest receipts of $10 million (2013 — $8 million), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As of December 31, 2014, the fair value of the equity derivatives was a liability of $30 million (December 31, 2013 — $13 million), which is included in the current portion of derivative instruments liabilities.

114    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the year-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgement.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	Financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities.
•	Financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2014 and 2013 and there were no transfers between Level 1 and Level 2 during the respective periods.

The table below shows the financial instruments carried at fair value by valuation method as at December 31, 2014 and 2013.

	Carrying value		Level 1		Level 2
(In millions of dollars)	2014	2013	2014	2013	2014	2013
Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,130	809	1,130	809	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	853	184	–	–	853	184
Bond forwards accounted for as cash flow hedges	1	–	–	–	1	–
Expenditure derivatives accounted for as cash flow hedges	70	37	–	–	70	37
Total financial assets	2,054	1,030	1,130	809	924	221

Financial liabilities

Held-for-trading:
Debt derivatives accounted for as cash flow hedges	7	133	–	–	7	133
Bond forwards accounted for as cash flow hedges	14	–	–	–	14	–
Equity derivatives not accounted for as cash flow hedges	30	13	–	–	30	13
Total financial liabilities	51	146	–	–	51	146

The fair value of our long-term debt as at December 31 is estimated as follows:

(In millions of dollars)	2014		2013
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	14,787	16,584	13,343	14,463

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2014 and 2013.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: INVESTMENTS

(In millions of dollars)	2014	2013
Investments in:
Publicly traded companies	1,130	809
Private companies	161	103
Investments, available-for-sale	1,291	912
Investments, associates and joint ventures	607	575
Total investments	1,898	1,487

INVESTMENTS, AVAILABLE-FOR-SALE

Publicly Traded Companies

We hold interests in a number of publicly traded companies. This year we recorded realized gains of $3 million and unrealized gains of $325 million (2013 – $13 million of realized gains and $186 million of unrealized gains) with a corresponding increase in net income and other comprehensive income, respectively.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other assets. We, along with BCE Inc., jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is a joint venture and is accounted for using the equity method.

shomi

In 2014, we entered into a joint venture equally owned by Rogers and Shaw Communications Inc. to develop, launch and operate a premium subscription video-on-demand service offering movies and television series for viewing on-line and through cable set-top boxes. Our investment in shomi is a joint venture and is accounted for using the equity method.

Inukshuk

Inukshuk is a joint operation owned 50% by each Rogers and BCE Inc. that was created to operate a national fixed wireless telecommunications network to be used by the partners and their subsidiaries.

The following tables provide summary financial information on all our material associates and joint ventures and our portions thereof. We record our investments in joint ventures and associates using the equity method.

(In millions of dollars)	2014	2013
Current assets	261	153
Long-term assets	2,577	2,434
Current liabilities	432	334
Long-term liabilities	1,247	1,146
Total net assets	1,159	1,108
Our share of net assets	580	554

Revenues	714	648
Expenses	736	644
Total net (loss) income	(22)	4
Our share of net (loss) income	(11)	2

Some of our joint ventures have non-controlling shareholders that have a right to require our joint venture to purchase the non-controlling interest at a future date.

NOTE 18: OTHER LONG-TERM ASSETS

(In millions of dollars)	2014	2013
Spectrum licence deposits	250	250
Other	106	147
Total other long-term assets	356	397

In 2013, we paid total deposits of $250 million for the option to purchase Shaw’s Advanced Wireless Services (AWS) spectrum holdings pending regulatory approval. Under the agreement, $200 million of this balance is refundable if the transaction does not close.

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NOTE 19: SHORT-TERM BORROWINGS

We entered into an accounts receivable securitization program with a Canadian financial institution effective December 31, 2012, which allows us to sell certain trade receivables into the program. As at December 31, 2014, the proceeds of the sales were committed up to a maximum of $900 million (2013 – $900 million). Effective January 1, 2015, we amended the terms of the accounts receivable securitization program, increasing the maximum potential proceeds under the program to $1.05 billion and extending the term of the program to January 1, 2018.

We received funding of $192 million, net of repayments under the program in 2014. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our Consolidated

Statements of Financial Position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

(In millions of dollars)	2014	2013
Trade accounts receivable sold to buyer as security	1,135	1,091
Short-term borrowings from buyer	(842)	(650)
Overcollateralization	293	441

We incurred interest costs of $14 million in 2014 (2013 — $7 million) which we recorded in finance costs.

NOTE 20: PROVISIONS

The table below shows our provisions and their classification between current and long-term as at December 31, 2014 and 2013.

(In millions of dollars)	Decommissioning liabilities	Other	Total
December 31, 2013	31	16	47
Additions	1	21	22
Adjustments to existing provisions	1	(6)	(5)
Amounts used	–	(2)	(2)
December 31, 2014	33	29	62
Current	2	5	7
Long-term	31	24	55

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Other provisions include onerous contracts and legal claims, which are expected to be settled in one to five years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: LONG-TERM DEBT

(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2014	2013
Bank credit facility				Floating	–	–
Senior notes [1]	2014	US	750	6.375%	–	798
Senior notes [2]	2014	US	350	5.50%	–	372
Senior notes [1]	2015	US	550	7.50%	638	585
Senior notes [2]	2015	US	280	6.75%	325	298
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	–
Senior notes	2018	US	1,400	6.80%	1,624	1,489
Senior notes	2019		400	2.80%	400	–
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	580	532
Senior notes	2023	US	850	4.10%	986	904
Senior notes	2024		600	4.00%	600	–
Debentures [1]	2032	US	200	8.75%	232	213
Senior notes	2038	US	350	7.50%	406	372
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	580	532
Senior notes	2043	US	650	5.45%	754	691
Senior notes	2044	US	750	5.00%	870	–
					14,895	13,436
Deferred transaction costs and discounts					(108)	(93)
Less current portion					(963)	(1,170)
Total long-term debt					13,824	12,173

[1]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Each of the above senior notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit facility and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

WEIGHTED AVERAGE INTEREST RATE

Our effective weighted average rate on all debt and short-term borrowings, as at December 31, 2014, including the effect of all of the associated debt derivative instruments, was 5.2% (2013 – 5.5%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Effective April 16, 2014, we re-negotiated the terms of our bank credit facility to increase the amount available from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019. The $2.5 billion bank credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (1.00% to 2.25% prior to April 1, 2014) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit that were issued in relation to the 700 MHz spectrum auction completed in early 2014 and the corresponding letter of credit facility was permanently cancelled.

As at December 31, 2014, we had a maximum of $2.6 billion of borrowings available under our bank credit facilities (December 31, 2013 – $2.5 billion), of which there was approximately $0.1 billion utilized under these facilities related to outstanding letters of credit (December 31, 2013 – $0.5 billion of letters of credit).

Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

SENIOR NOTES

Interest is paid on our senior notes as follows:

•	semi-annually on all of our fixed rate senior notes and debentures; and
•	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

118    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in 2014 and 2013 (see note 30).

(In millions of dollars, except interest and discount rates)
Date Issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2014 issuances

March 10, 2014	250	2017	Floating	100.000%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832
Total for 2014					2,082	24

2013 issuances

March 7, 2013	US 500	2023	3.00%	99.845%	515
March 7, 2013	US 500	2043	4.50%	99.055%	515
October 2, 2013	US 850	2023	4.10%	99.813%	877
October 2, 2013	US 650	2043	5.45%	99.401%	671
Total for 2013					2,578	35

[1]	Gross proceeds before transaction costs and discounts (see note 30)
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due 2014, totalling $1,221 million (see note 30). In addition, the debt derivatives related to these senior notes matured in March 2014.

During 2013, we repaid or repurchased our US$350 million ($356 million) senior notes due June 2013 (see note 30). At the same time, the associated debt derivatives were also settled at maturity.

PRINCIPAL REPAYMENTS

The table below shows the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2014.

(In millions of dollars)
2015	963
2016	1,000
2017	750
2018	1,624
2019	900
Thereafter	9,658
14,895

FOREIGN EXCHANGE

We recorded $11 million and $23 million in foreign exchange losses in 2014 and 2013 in finance costs in the Consolidated Statements of Income. The majority of these losses in 2013 related to the translation of long-term debt that was not hedged on an accounting basis. 100% of the foreign exchange risk related to the principal and interest components of our US dollar-denominated debt was hedged for accounting purposes throughout 2014.

TERMS AND CONDITIONS

As at December 31, 2014 and 2013, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2014, these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: OTHER LONG-TERM LIABILITIES

(In millions of dollars)	Note	2014	2013
Deferred pension liability	23	321	189
Supplemental executive retirement plan	23	56	49
Stock-based compensation	25	37	36
Other		48	54
Total other long-term liabilities		462	328

NOTE 23: POST-EMPLOYMENT BENEFITS

We have contributory and non-contributory defined benefit pension plans that are made available to most of our employees. The plans provide pensions based on years of service, years of contributions and earnings. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

We sponsor a number of pension arrangements for employees, including defined benefit and defined contributions plans. The Rogers Defined Benefit Plan provides a defined pension based on years of service and earnings, and with no increases in retirement for inflation. Participation in the plan is voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined pension plan under the Canada Income Tax Act’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are legacy closed defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated Cable business employees are eligible to participate.

In addition to the defined benefit pension plans, we also provide defined contributions plans to certain unionized New Brunswick employees, employees of the Toronto Blue Jays and Rogers Centre, and some US subsidiaries. Additionally, we also provide other tax-deferred savings arrangements including a Group RRSP and a Group TFSA program which are accounted for as deferred contribution arrangements.

The assets of the defined benefit pension plans are held in segregated accounts isolated from our assets. We administer the defined benefit pension plans pursuant to applicable regulations, the Statement of Investment Policies and Procedures and to the mandate of the Pension Committee of the Board of Directors. The Pension Committee of the Board of Directors oversees our administration of the defined benefit pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial and investment management services;
•	proposing, considering and approving amendments to the defined benefit pension plans;
•	proposing, considering and approving amendments of the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the defined benefit pension plans; and
•	reviewing and approving the audited financial statements of the defined benefit pension plan funds.

The assets of the defined benefit pension plans are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan, and reflect the characteristics and asset mix of each defined benefit pension plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. The plans are also registered with the Canada Revenue Agency and are subject to the Canada Income Tax Act. The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2014.

There are risks related to contribution increases, inadequate plan surplus, unfunded obligations and return risk for the defined benefit pension plans, which we mitigate through the governance described above.

120    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

The table below sets out the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans as at December 31, 2014 and December 31, 2013.

(In millions of dollars)	2014	2013
Plan assets, at fair value	1,285	1,037
Accrued benefit obligations	1,592	1,209
Deficiency of plan assets over accrued benefit obligations	(307)	(172)
Effect of asset ceiling limit	(7)	(9)
Net deferred pension liability	(314)	(181)

Consists of:
Deferred pension asset	7	8
Deferred pension liability	(321)	(189)
Net deferred pension liability	(314)	(181)

The table below shows our pension fund assets for 2014 and 2013.

(In millions of dollars)	2014	2013
Plan assets, January 1	1,037	833
Interest income	57	40
Remeasurements, return on plan assets recognized in other comprehensive income and equity	94	65
Contributions by employees	30	26
Contributions by employer	106	101
Benefits paid	(37)	(26)
Administrative expenses paid from plan assets	(2)	(2)
Plan assets, December 31	1,285	1,037

The table below shows the accrued benefit obligations arising from funded obligations for the years ended December 31, 2014 and 2013.

(In millions of dollars)	2014	2013
Accrued benefit obligations, January 1	1,209	1,167
Service cost	70	71
Interest cost	61	52
Benefits paid	(37)	(26)
Contributions by employees	30	26
Remeasurements, recognized in other comprehensive income and equity	259	(81)
Accrued benefit obligations, December 31	1,592	1,209

The table below shows the effect of the asset ceiling for the years ended December 31, 2014 and 2013.

(In millions of dollars)	2014	2013
Asset ceiling, January 1	(9)	–
Interest expense	(1)	–
Remeasurements, change in asset ceiling (excluding interest expense)	3	(9)
Asset ceiling, December 31	(7)	(9)

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. The table below shows the fair value of the total pension plan assets by major category for the years ended December 31, 2014 and 2013.

(In millions of dollars)	2014	2013
Equity securities	774	631
Debt securities	506	403
Other – cash	5	3
Total fair value of plan assets	1,285	1,037

The table below shows our net pension expense for 2014 and 2013. Net interest cost is included in finance costs and other pension expenses are included in the salaries and benefits expense in the Consolidated Statements of Income.

(In millions of dollars)	2014	2013
Plan cost:
Service cost	70	71
Net interest cost	4	12
Net pension expense	74	83
Administrative expense	2	2
Total pension cost recognized in net income	76	85

Net interest cost, a component of the plan cost above is included in finance costs and is outlined as follows.

(In millions of dollars)	2014	2013
Net interest cost:
Interest income on plan assets	(57)	(40)
Interest cost on plan obligation	61	52
Net interest cost recognized in finance costs	4	12

The remeasurement recognized in other comprehensive income, is determined as follows.

(In millions of dollars)	2014	2013
Return on plan assets (excluding interest income)	94	65
Change in financial assumptions	(265)	140
Change in demographic assumptions	15	(43)
Effect of experience adjustments	(9)	(16)
Change in asset ceiling	2	(9)
Remeasurement (loss) income recognized in other comprehensive income and equity	(163)	137

We also provide supplemental unfunded pension benefits to certain executives. The table below includes our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost and other comprehensive income.

(In millions of dollars)	2014	2013
Accrued benefit obligation, beginning of the year	49	45
Pension expense included in employee salaries and benefits expense	2	2
Net interest cost recognized in finance costs	2	2
Remeasurement recognized in other comprehensive income	5	3
Benefits paid	(2)	(3)
Accrued benefit obligation, end of the year	56	49

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2014 (2013 — $2 million), which is included in employee salaries and benefits expense.

ASSUMPTIONS

There are significant assumptions that are used in the calculations provided by our actuaries, and it is the responsibility of management to determine which assumptions could result in a significant impact when determining the accrued benefit obligations and pension expense.

Principal actuarial assumptions

	2014	2013
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	4.1%	5.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM A Scale
Pension expense
Discount rate	5.1%	4.5%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM A Scale	UP94 Generational

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation using the same method used to calculate the defined benefit obligation we recognize in the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation		Increase (decrease) in pension expense
(In millions of dollars)	2014	2013	2014	2013
Discount rate
Impact of 0.5% increase	(141)	(105)	(15)	(11)
Impact of 0.5% decrease	162	120	16	13

Rate of future compensation increase
Impact of 0.25% increase	18	14	3	3
Impact of 0.25% decrease	(18)	(14)	(3)	(2)

Mortality rate
Impact of 1 year increase	35	26	3	4
Impact of 1 year decrease	(36)	(27)	(3)	(3)

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2014	2013
Equity securities:
Domestic	20.3%	20.1%	10% to 29%
International	40.0%	40.7%	29% to 48%
Debt securities	39.4%	38.9%	38% to 47%
Other — cash	0.3%	0.3%	0% to 2%
	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity funds have investments in our equity securities. As a result, approximately $3 million (2013 — $3 million) of the plans’ assets are indirectly invested in our own equity securities.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

The table below shows the actual contributions to the plans for the years ended December 31:

(In millions of dollars)	2014	2013
Employer contribution	106	101
Employee contribution	30	26
Total contribution	136	127

We estimate our 2015 employer contributions to be $117 million. The average duration of the defined benefit obligation as at December 31, 2014 is 20 years (December 31, 2013 — 19 years).

Actual return on plan assets was $149 million in 2014 (2013 – $102 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $324 million as at December 31, 2014 (December 31, 2013 – $201 million).

122    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

NOTE 24: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400 million	• Without par value • Issuable in series, with rights and terms of each series to be fixed by our Board of Directors prior to the issue of any series	• None
Class A Voting shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
Class B Non-Voting shares	1.4 billion	• Without par value	• None

RCI’s Articles of Continuance under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS

In 2014 and 2013, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share
February 14, 2013	April 2, 2013	0.435
April 23, 2013	July 3, 2013	0.435
August 15, 2013	October 2, 2013	0.435
October 24, 2013	January 2, 2014	0.435
		1.74

February 12, 2014	April 4, 2014	0.4575
April 22, 2014	July 2, 2014	0.4575
August 14, 2014	October 1, 2014	0.4575
October 23, 2014	January 2, 2015	0.4575
		1.83

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NORMAL COURSE ISSUER BID

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. We did not buy any shares for cancellation under the NCIB during 2014. In 2013, we repurchased for cancellation a total of 546,674 Class B Non-Voting shares for total proceeds of $22 million, resulting in a reduction to Class B Non-voting share capital, share premium and retained earnings of $1 million, nil and $21 million, respectively. In 2013, we cancelled 43,993 Class B Non-Voting shares that related to old employee share plans for proceeds of nil.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense:

(In millions of dollars)	2014	2013
Stock-based compensation:
Stock options	(9)	30
Restricted share units	34	42
Deferred share units	2	4
Equity Derivative effect, net of interest receipt	10	8
	37	84

As at December 31, 2014, we had a total liability recorded at its fair value of $144 million (December 31, 2013 – $164 million), related to stock-based compensation, including stock options, RSUs and DSUs. The current portion of this is $106 million (December 31, 2013 – $128 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $37 million (December 31, 2013 – $36 million) and is included in other long-term liabilities (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards as at December 31, 2014 was $67 million (December 31, 2013 – $85 million).

We paid $48 million in 2014 (2013 – $101 million) to holders of stock options, RSUs and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $43.42 (2013 – $48.18).

STOCK OPTIONS

Options to purchase our Class B Non-Voting shares on a one-for-one basis may be granted to our employees, directors and officers by the Board of Directors or our Management Compensation Committee. There are 65 million options authorized under various plans, and each option has a term of seven to ten years. The vesting period is generally graded vesting over four years, however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted 845,989 performance-based options in 2014 (2013 – 1,415,482) to certain key executives. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2014, we had 4,740,308 performance options (December 31, 2013 – 4,728,959) outstanding.

Summary of stock options

The table below is a summary of the stock option plans, including performance options:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	6,368,403	$37.39	8,734,028	$32.34
Granted	845,989	$42.94	1,415,482	$47.56
Exercised	(1,259,533)	$34.14	(3,323,239)	$27.78
Forfeited	(195,073)	$43.37	(457,868)	$42.15
Outstanding, end of year	5,759,786	$38.71	6,368,403	$37.39

Exercisable, end of year	3,363,046	$35.47	4,066,698	$35.08

The table below shows the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2014:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$29.39 – $29.99	623,075	1.16	$29.40	623,075	$29.40
$30.00 – $34.99	1,503,278	2.47	$33.90	1,348,319	$33.85
$35.00 – $39.99	1,638,787	2.47	$38.27	1,210,212	$38.43
$40.00 – $44.99	838,064	8.95	$43.06	–	–
$45.00 – $48.57	1,156,582	8.48	$47.47	181,440	$48.56
	5,759,786	4.48	$38.71	3,363,046	$35.47

124    ROGERS COMMUNICATIONS INC.    2014 ANNUAL REPORT

Unrecognized stock-based compensation expense as at December 31, 2014 related to stock-option plans was $7 million (2013 – $11 million), and will be recorded in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, officers and directors to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. We have reserved 4,000,000 Class B Non-Voting shares for issue under this plan. We granted 1,088,951 RSUs in 2014 (2013 – 871,988).

Performance RSUs

We granted 313,291 performance-based RSUs in 2014 (2013 – 232,220) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

(in number of units)	2014	2013
Outstanding, beginning of year	2,472,390	2,255,158
Granted and reinvested dividends	1,402,242	1,104,208
Exercised	(828,645)	(681,652)
Forfeited	(280,732)	(205,324)
Outstanding, end of year	2,765,255	2,472,390

Unrecognized stock-based compensation expense as at December 31, 2014 related to these RSUs was $48 million (2013 – $42 million) and will be recorded in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNIT PLAN

The DSU plan allows directors, certain key executives and other senior management to elect to receive certain types of compensation in DSUs.

We granted 125,979 DSUs in 2014 (2013 – 103,990). As at December 31, 2014, 826,891 DSUs (2013 – 700,912) were outstanding. Unrecognized stock-based compensation expense as at December 31, 2014, related to these DSUs was $2 million (2013 –

$2 million) and will be recorded in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum of $25,000). The plan administrator purchases our Class B Non-Voting shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month, and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We record our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $38 million in 2014 (2013 – $30 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $10 million loss (2013 – $8 million loss) in stock-based compensation expense for these derivatives.

ASSUMPTIONS

Significant management estimates are used to determine the fair value of stock options, RSUs and DSUs. The table below shows the weighted-average fair value of stock options granted during 2014 and 2013, and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at grant date:

	2014	2013
Weighted average fair value	$7.35	$9.68

Risk-free interest rate	1.2%	1.2%
Dividend yield	4.0%	3.4%
Volatility of Class B Non-Voting shares	25.7%	26.2%
Weighted average expected life	n/a	n/a
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	9.9 years	9.9 years
Employee exit rate	3.9%	3.3%
Suboptimal exercise factor	1.6	1.5
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting shares.

NOTE 26: BUSINESS COMBINATIONS

We made several acquisitions in 2014 and 2013, which we describe below. Goodwill recognized in the 2014 dealer store acquisition is deductible for tax purposes and all other goodwill recognized on these acquisitions is not tax deductible. Goodwill represents the expected operational synergies with the business acquired and/or intangible assets that do not qualify to be recognized separately.

2014 ACQUISITIONS

Dealer stores

In January 2014, we completed an asset acquisition of certain dealer stores located in British Columbia, Alberta and Ontario for cash consideration of $46 million, which was paid as a deposit in the fourth quarter of 2013. The dealer stores are a retail distribution outlet business and sell telecommunication products and services. The acquisition of the dealer stores provide increased product penetration.

2014 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Source Cable Limited (Source)

In November 2014, we acquired 100% of the common shares of Source for cash consideration of $156 million. Source is a television, Internet, and phone service provider situated in Hamilton, Ontario, and its subscriber footprint is situated adjacent to existing Rogers cable systems.

Final fair values of assets acquired and liabilities assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

(In millions of dollars)	Source Cable	Dealer stores	Total
Fair value of consideration transferred	156	46	202

Net identifiable asset or liability:
Cash	1	–	1
Current assets	2	2	4
Property, plant and equipment	9	–	9
Customer relationships [1]	38	35	73
Current liabilities	(6)	–	(6)
Other liabilities	(2)	–	(2)
Deferred tax liabilities	(9)	–	(9)
Fair value of net identifiable assets acquired and liabilities assumed	33	37	70
Goodwill	123	9	132

Acquisition transaction costs	1	–	1

Goodwill allocated to the following segments	Cable	Wireless

[1]	Customer relationships are amortized over a period of 5 years.

The table below shows the incremental revenue, net income (loss) before taxes, depreciation and amortization and restructuring, acquisition and other expenses for each acquisition since the respective dates of acquisition to December 31, 2014.

(In millions of dollars)	Source Cable	Dealer stores	Total
Incremental revenue	4	–	4
Net income before taxes [1]	1	4	5

[1]	Excludes acquisition transaction costs.

PRO FORMA DISCLOSURES

If the Source Cable acquisition had occurred on January 1, 2014, we estimate our incremental revenue from the acquisition would have been $26 million and incremental net income before taxes would have been $8 million for 2014.

The pro forma disclosures are based on estimates and assumptions we believe are reasonable. The information provided is not necessarily an indication of what our consolidated financial results will be in the future.

2013 ACQUISITIONS

Mountain Cable

On May 1, 2013, we closed the agreement with Shaw to purchase 100% of the common shares of Mountain Cable for cash consideration of $398 million. Mountain Cable delivers a full bundle of advanced cable television, Internet and phone services over its recently upgraded hybrid fibre and coaxial cable network. The acquisition expands our cable business in the Southern Ontario area and will allow us to drive synergies through a larger service area and cost efficiencies.

Blackiron Data (Blackiron)

On April 17, 2013, we closed an agreement to acquire 100% of the common shares of Blackiron for cash consideration of $198 million.

Blackiron provides Business Solutions the ability to enhance its suite of enterprise-level data centre and cloud computing services along with fibre-based network connectivity services.

Score Media Inc. (theScore)

On April 30, 2013, we received final regulatory approval to acquire theScore. We had already paid $167 million on October 19, 2012 to obtain 100% of the common shares of theScore. These shares were held in trust until we received regulatory approval and obtained control of the business. The acquisition builds on our sports broadcasting capabilities and reinforces our delivery of premium sports content to its audiences on their platform of choice.

Pivot Data Centres (Pivot)

On October 1, 2013, we purchased 100% of the common shares of Pivot for cash consideration of $158 million. Pivot further positions Business Solutions as a leader in Canadian data centre and hosting services and will enhance Business Solutions’ ability to serve key markets with enhanced managed and cloud service offering.

Other

In 2013, we completed other individually immaterial acquisitions for total cash consideration of $40 million.

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Final fair values of assets acquired and liabilities assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

(In millions of dollars)	Mountain Cable	Blackiron	theScore [1]	Pivot	Other	Total
Fair value of consideration transferred	398	198	167	158	40	961

Cash	–	–	5	2	2	9
Current assets	3	4	12	6	–	25
Property, plant and equipment	53	35	11	58	1	158
Customer relationships [2]	135	45	–	36	17	233
Broadcast licence [3]	–	–	104	–	–	104
Current liabilities	(5)	(8)	(6)	(7)	(2)	(28)
Other liabilities	–	–	–	(4)	(3)	(7)
Deferred tax liabilities	(44)	(7)	(7)	(11)	–	(69)
Fair value of net identifiable assets acquired and liabilities assumed	142	69	119	80	15	425
Goodwill	256	129	48	78	25	536

Acquisition transaction costs	2	1	19 [4]	1	–	23

Goodwill allocated to the following segments	Cable	Business Solutions	Media	Business Solutions	Multiple segments [5]

[1]	We paid the $167 million related to theScore on October 19, 2012.
[2]	Customer relationships are amortized over a period ranging from 5 to 10 years.
[3]	Broadcast licence is an indefinite life intangible asset.
[4]	Acquisition transaction costs for theScore include $17 million related to the CRTC tangible benefits commitments that were required as a condition of the CRTC’s approval of the transaction.
[5]	Goodwill related to other acquisitions was allocated to Media and Business Solutions.

NOTE 27: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions, as summarized below, were recorded at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit Committee.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing and controlling our business activities.

Compensation

The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

(In millions of dollars)	2014	2013
Salaries and other short-term employee benefits	10	9
Post-employment benefits	2	2
Stock-based compensation expense	7	27
Total compensation	19	38

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI which include:

•	the chairman and chief executive officer of a firm that is paid commissions for insurance coverage,
•	the non-executive chairman of a law firm that provides a portion of our legal services, and
•	the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee. The amounts owing are unsecured, interest-free and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above:

	Transaction value for year ended		Balance outstanding
(In millions of dollars)	2014	2013	2014	2013
Printing, legal services and commission paid on premiums for insurance coverage	38	43	2	2

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

We have the following significant subsidiaries:

•	Rogers Communications Partnership
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of Rogers. There are no significant restrictions on the ability of subsidiaries, joint arrangements and associates to transfer funds to Rogers as cash dividends or to repay loans or advances.

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

(In millions of dollars)	2014	2013
Revenues	15	3
Purchases	88	83

Sales to and purchases from our associates and joint arrangements are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at year-end are unsecured and interest-free, and settled in cash. The outstanding balances with these related parties relating to similar business transactions as at December 31, 2014 was $15 million and included in accounts payable and accrued liabilities (December 31, 2013 – $14 million payable).

NOTE 28: GUARANTEES

We had the following guarantees as at December 31, 2014 and 2013 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

We are unable to make a reasonable estimate of the maximum potential amount we would be required to pay to counterparties. The amount also depends on the outcome of future events and conditions which cannot be predicted. No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2014 or 2013. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 29: COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

The table below shows the future minimum payments under operating leases as at December 31, 2014:

(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	150	221	120	67	558
Player contracts [1]	132	100	52	5	289
Purchase obligations [2]	1,610	308	140	102	2,160
Program rights [3]	735	1,178	1,117	3,487	6,517
Total commitments	2,627	1,807	1,429	3,661	9,524

[1]	Player contracts are Blue Jays players’ salary contracts we have entered into and are contractually obligated to pay.
[2]

Purchase obligations are the contractual obligations under service, product and handset contracts that we have committed to for at least the next five years. Purchase obligations include commitment to purchase 50% joint ownership of Glentel Inc., expected to occur in 2015, subject to regulatory approval and completion of BCE lnc.’s acquisition of Glentel lnc. (see note 31).

[3]	Program rights are the agreements we have entered into to acquire broadcasting rights for sports broadcasting programs and films for periods ranging from one to twelve years.

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Operating leases are for office premises and retail outlets across the country. The majority of the lease terms range from five to ten years. Rent expense for 2014 was $210 million (2013 – $198 million).

As at December 31, 2014, our contractual commitments were $182 million for the acquisition of property, plant and equipment and $240 million for the acquisition of intangible assets.

As at December 31, 2014, our contractual commitments related to all of our associates and joint ventures were $549 million.

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2014:

System Access Fee – Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application. There are proceedings underway in Alberta, Manitoba and Nova Scotia to determine whether matching claims should be allowed to proceed in those provinces.

System Access Fee – British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal has been filed by the plaintiffs. We have not recorded a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Income and Indirect Taxes

We provide for income and indirect taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgement in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these to have a materially adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our Consolidated Statements of Income or Consolidated Statements of Financial Position. If it becomes probable that we are liable, we record a provision in the period the change in probability occurs, and it could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

(In millions of dollars)	2014	2013
The changes in non-cash operating working capital items are as follows:
Accounts receivable	(81)	58
Inventory	26	17
Other current assets	(18)	(8)
Accounts payable and accrued liabilities	(2)	180
Unearned revenue	86	(9)
Total change in non-cash operating working capital items	11	238

CASH PROVIDED BY FINANCING ACTIVITIES

(In millions of dollars)	Note	2014	2013
Debt derivatives:
Proceeds on debt derivatives		2,150	662
Payments on debt derivatives		(2,115)	(766)
Net cash proceeds (settlement) on debt derivatives	16	35	(104)

The following two tables provide details on the net cash proceeds (settlement) on debt derivatives:

(In millions of dollars)	Note	2014	2013
Proceeds on termination of US$750 million debt derivatives		834	–
Proceeds on termination of US$350 million debt derivatives		387	–
Proceeds on termination of US$350 million debt derivatives		–	356
Proceeds on foreign exchange forward contracts		929	306
Gross proceeds on debt derivatives and foreign exchange forward contracts		2,150	662

(In millions of dollars)	Note	2014	2013
Payments on termination of US$750 million debt derivatives		(773)	–
Payments on termination of US$350 million debt derivatives		(413)	–
Payments on termination of US$350 million debt derivatives		–	(460)
Payments on foreign exchange forward contracts		(929)	(306)
Subtotal		(2,115)	(766)
Payments on early termination of US$1,075 million debt derivatives	16	–	(263)
Gross payments on debt derivatives and foreign exchange forward contracts		(2,115)	(1,029)

The following two tables provide details on the net cash issuance (repayment) of long-term debt:

(In millions of dollars)	Note	2014	2013
Issuance of long-term debt:
Net issuance of senior notes	21	2,082	2,578
Borrowings under bank credit facility		1,330	–
Total proceeds on issuance of long-term debt		3,412	2,578

(In millions of dollars)	Note	2014	2013
Repayment of long-term debt:
Net repayment of senior notes	21	(1,221)	(356)
Repayment of bank credit facility		(1,330)	–
Total repayment on long-term debt		(2,551)	(356)

NOTE 31: SUBSEQUENT EVENTS

The following events occurred or will occur after the year ended December 31, 2014:

INVESTMENT IN GLENTEL INC.

In late December 2014, we announced an agreement with BCE Inc. (BCE) under which Rogers will purchase 50% of Glentel Inc. (Glentel) for cash consideration of approximately $392 million. As part of the agreement, Rogers and BCE intend to divest all Glentel operations located outside of Canada (International Operations). The terms of the agreement provide that BCE is entitled to the first $100 million and Rogers is entitled to the subsequent $195 million of the divestiture proceeds from International Operations. Divesture proceeds in excess of $295 million are to be shared evenly between both parties. Glentel is a large multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. The outlets operate under banner names such as Wireless Wave and TBooth Wireless. The transaction is expected to close in the first half of 2015 and is subject to regulatory approval and completion of BCE’s acquisition of Glentel.

INCREASE IN ANNUAL DIVIDEND RATE AND DECLARATION OF DIVIDENDS

In January 2015, the Board of Directors approved an increase of 5% in the annualized dividend rate, to $1.92 per Class A Voting share and Class B Non-Voting share, effective immediately to be paid in quarterly amounts of $0.48. The Board of Directors last increased the annualized dividend rate in February 2014, from $1.74 to $1.83 per Class A Voting and Class B Non-Voting share. Dividends are payable when declared by the Board of Directors.

On January 28, 2015, the Board of Directors declared a quarterly dividend of $0.48 per Class A Voting share and Class B Non-Voting share, to be paid on April 1, 2015, to shareholders of record on March 13, 2015. This is the first quarterly dividend declared in 2015 and reflects the new dividend rate.

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Notes

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Glossary of Selected Industry Terms and Helpful LinksNOTES

3.5G (Enhanced Third Generation Cellular

Wireless): Refers to evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are High-Speed Packet Access (HSPA) and CDMA EV-DO.

4G (Fourth Generation): A technology that offers increased voice, video and multimedia capabilities; a higher network capacity; improved spectral efficiency; and high-speed data rates over current 3G benchmarks.

4K – Ultra-High Definition Video: Denotes a very specific television display resolution of 4096 x 2160. Today’s 1920 x 1080 resolution full HD televisions present an image of around 2 megapixels, while the 4K generation of screens delivers an 8 megapixel image.

ARPU (Average Revenue per User): Average revenue per user, or subscriber, expressed as a dollar rate per month for a given measurement period. Predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; (2) an amount or unit of capacity in a telecommunications transmission network. In general terms, bandwidth is the available space to carry a signal: the greater the bandwidth, the greater the information-carrying capacity.

Bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: High-speed transmission. The term is commonly used to refer to communications services which allow transmission of voice, data, and video simultaneously at rates of 1.544Mbps and above.

Cable Telephony (Phone): The transmission of real time voice communications over a cable network.

Churn: The term used to describe the disconnect rate of customers to a telecommunications service. Usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a one month period divided by the average number of units on the network. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity.

CLEC (Competitive Local Exchange Carrier):

A telecommunications provider company that competes with other, already established carriers, generally the incumbent local exchange carrier (ILEC).

Cloud Computing: Cloud computing is a synonym for distributed computing, and enables the ability to run a program or application on many connected computers at the same time.

CRTC (Canadian Radio-television and

Telecommunications Commission): The federal regulator for radio and television broadcasters, and cable-TV and telecommunications companies in Canada.

Data Centre: A data centre is a facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression) and security devices.

DOCSIS (Data Over Cable Service Interface

Specification): A non-proprietary industry standard developed by Cable Labs that allows for equipment interoperability from the headend to the CPE (located at the home). The latest version (DOCSIS 3.0) enables bonding of multiple channels to allow for +100Mbps transmission speeds depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service, but it uses a different part of the phone line’s bandwidth.

Fibre-Optics: A method for the transmission of information (voice, video or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre-optic cables. The bandwidth capacity of fibre-optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-To-The-Home): Represents fibre optic cable that reaches the boundary of the living space, such as a box on the outside wall of a home.

GSM (Global System for Mobile): GSM is a

TDMA-based technology and a member of the so-called “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

Homes Passed: Total number of homes which have the potential for being connected to a cable system in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving and maintaining files for one or more websites or email accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: The Wi-Fi wireless access point in a public place such as a café, train station, airport, commercial office property or conference centre.

HSPA (High Speed Packet Access): HSPA is an

IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

HUP (Hardware Upgrade): When an existing wireless customer upgrades to a new wireless device this is referred to as a HUP or Hardware UPgrade.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically an ILEC is the traditional phone company and original local exchange carrier in a given market.

Industry Canada: The Canadian federal government department responsible for, amongst other things, the regulation, management and allocation of radio spectrum and establishing technical requirements for various wireless systems.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so that they can communicate with one another. IP is basically a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using Internet Protocol. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISP (Internet Service Provider): A provider of

Internet access service to consumers and/or businesses.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) which has evolved and enhanced the HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services and, most importantly, allows for higher data rates. LTE technology is designed to deliver at speeds up to 150Mbps with further increases over time.

LTE Advanced: A mobile communication standard which represents a major enhancement of the Long Term Evolution (LTE) standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

132 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

Machine to Machine (M2M): Refers to the inter-connection of physical devices or objects wirelessly that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query and change their state and to capture any information associated with them.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or 3rd party leases. An on-net customer can be readily provisioned.

OTT (Over-The-Top): Audio, visual or alternative media distributed via the Internet or other non-traditional media.

Penetration: Refers to the degree to which a product or service has been sold into or adopted by the base of potential customers or subscribers in a given geographic area.

POPs (Persons of Population): A wireless industry term for population or number of potential subscribers in a market, a measure of the market size. A POP refers to one person living in a population area, which, in whole or in substantial part, is included in the coverage areas.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services and usage in arrears, subsequent to consuming the services. The fees are usually arranged on a term contract basis.

Prepaid: A method of payment for wireless service that allows a subscriber to prepay for a set amount of airtime in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct to disk recording facility, which enables video capture and playback to and from a hard disk.

Set-Top Box: A stand-alone analog or digital device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for cellular service, television, FM radio, and satellite transmissions or other.

SVOD (Subscription Video on Demand):

Offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TSU (Total Service Unit or Cable TSU):

In the cable TV industry includes television subscribers, Internet subscribers and cable telephony subscribers. A subscriber who takes television and Internet is counted as two TSUs. A subscriber who takes television, Internet and cable telephony is counted as three TSUs, etc.

VOD (Video on Demand): A cable service that allows a customer to select and order movies and shows at any time from a library of thousands of titles. Viewers can then pause, fast forward or rewind the content.

VoIP (Voice over IP): The technology used to transmit real time voice conversations in data packets over a data network using Internet Protocol. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching as it is all-IP technology based. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks. VoLTE provides greatly enhanced quality of experience for voice calls.

Wi-Fi: The commercial name for a networking technology standard for wireless local area networks that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi enabled device to connect to a wireless access point.

For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary

Helpful Links

Canadian Radio-Television and

Telecommunications Commission (CRTC)

The Canadian Radio-television and Telecommunications Commission (CRTC) is an independent agency of the federal government responsible for regulating Canada’s broadcasting and telecommunications systems. They report to Parliament through the Minister of Canadian

Heritage. www.crtc.gc.ca

Industry Canada

Industry Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. They also work with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade and build a fair, efficient and competitive marketplace. Program areas include developing industry and technology capability, fostering scientific research, setting telecommunications policy, promoting investment and trade, promoting tourism and small business development, and setting rules and services that support the effective operation of the marketplace. www.ic.gc.ca

Federal Communications Commission (FCC)

The Federal Communications Commission (FCC) is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. possessions. www.fcc.gov

Canadian Wireless Telecommunications Association (CWTA)

The Canadian Wireless Telecommunications Association (CWTA) is the industry trade organization and authority on wireless issues, developments and trends in Canada. It represents cellular, PCS, messaging, mobile radio, fixed wireless and mobile satellite carriers as well as companies that develop and produce products and services for the industry. www.cwta.ca

CTIA The Wireless Association

CTIA The Wireless Association is an international nonprofit membership organization founded in 1984, representing all sectors of wireless communications – cellular, personal communication services and enhanced specialized mobile radio. As an organization, it represents service providers, manufacturers, wireless data and Internet companies, as well as other contributors to the wireless universe. CTIA advocates on their behalf before the Executive Branch, the Federal Communications Commission, Congress, and state regulatory and legislative bodies. www.ctia.org

GSM Association (GSMA)

Founded in 1987, The GSM Association (GSMA) is a global trade association representing more than 750 GSM mobile phone operators across 218 territories and countries of the world. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The primary goals of the GSMA are to ensure mobile phones and wireless services interoperate globally. www.gsmworld.com

2014 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 133

Corporate and Shareholder Information

CORPORATE OFFICES

Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, ON M4W 1G9 416-935-7777

CUSTOMER SERVICE AND PRODUCT INFORMATION

888-764-3771 or rogers.com

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

CST Trust Company

P.O. Box 700, Postal Station B Montreal, QC H3B 3K3, Canada 416-682-3860 or 800-387-0825 inquiries@canstockta.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers Communications, please contact CST Trust Company as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit rogers.com/investors or contact us at:

888-935-7777 or

416-935-7777 (outside North America) or investor.relations@rci.rogers.com

CORPORATE PHILANTHROPY

For information relating to Rogers various philanthropic endeavours, refer to the “About Rogers” section of rogers.com

SUSTAINABILITY

Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr

STOCK EXCHANGE LISTINGS Toronto Stock Exchange (TSX):

RCI.b – Class B Non-Voting shares (CUSIP # 775109200) RCI.a – Class A Voting shares (CUSIP # 775109101)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares (CUSIP # 775109200)

Equity Index Inclusions:

Dow Jones Canada Titans 60 Index Dow Jones Telecom Titans 30 Index FTSE Global Telecoms Index FTSE All-World Index Series FTSE4Good Global Index Jantzi Social Index S&P/TSX 60 Index S&P/TSX Composite Dividend Index S&P/TSX Composite Index S&P/TSX Telecom Services Index

DEBT SECURITIES

For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under rogers.com/investors

INDEPENDENT AUDITORS

KPMG LLP

ON-LINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of rogers.com/investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

COMMON STOCK TRADING AND

DIVIDEND INFORMATION

Dividends

Closing Price RCI.b on TSX Declared

2014 High Low Close per Share

First Quarter $47.86 $42.64 $45.81 $0.4575

Second Quarter $46.25 $42.28 $42.94 $0.4575

Third Quarter $44.87 $41.17 $41.92 $0.4575

Fourth Quarter $45.87 $41.67 $45.17 $0.4575

Shares Outstanding at December 31, 2014

Class A 112,448,000

Class B 402,297,667

2015 Expected Dividend Dates

Record Date*: Payment Date*:

March 13, 2015 April 1, 2015

June 12, 2015 July 2, 2015

September 11, 2015 October 1, 2015

December 11, 2015 January 4, 2016

*	Subject to Board approval

Unless indicated otherwise, all dividends paid

by Rogers Communications are designated

as “eligible” dividends for the purposes of

the Income Tax Act (Canada) and any similar

provincial legislation.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited

directly into accounts held at financial

institutions. To arrange direct deposit service,

please contact CST Trust Company as detailed

earlier on this page.

DIVIDEND REINVESTMENT PLAN (DRIP)

Rogers offers a convenient dividend

reinvestment program for eligible shareholders

to purchase additional Rogers Communications

shares by reinvesting their cash dividends

without incurring brokerage fees or

administration fees. For plan information and

enrolment materials or to learn more about

Rogers DRIP, please visit canstockta.com/en/

investorservices/dividend_reinvestment_plans

or contact CST Trust Company as detailed earlier

on this page.

ELECTRONIC DELIVERY OF

SHAREHOLDER MATERIALS

Registered shareholders can receive electronic

notice of financial reports and proxy materials

and utilize the Internet to submit proxies

on-line by registering at canstockta.com/

en/investorservices/delivery_of_investor_

materials/electronic_consent. This approach

gets information to shareholders more quickly

than conventional mail and helps Rogers protect

the environment and reduce printing and

postage costs.

GLOSSARY OF TERMS

For a comprehensive glossary of industry and

technology terms, go to rogers.com/glossary

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties That Could Affect our Businesses” and “Caution Regarding Forward-Looking Statements, Risks and Assumptions” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

The fibre used in the manufacture of the stock comes from well-managed forests, © 2015

Rogers Communications Inc. controlled sources and recycled wood or fibre.

Other registered trademarks that appear are the property of the respective owners.

This annual report 3 trees 4,179 litres 55 kg 109 kg net 1,840,701 BTUs 2014 2013 2012 2011 is recyclable. preserved for of wastewater solid waste greenhouse energy not Design: Interbrand the future ow saved not generated gases prevented consumed Printed in Canada

134 ROGERS COMMUNICATIONS INC. 2014 ANNUAL REPORT

The Best Is Yet To Come.

NHL and the NHL Shield are registered trademarks and NHL GameCentre LIVE and GameCentre LIVE are trademarks of the National Hockey League. NHL and NHL team marks are the property of the NHL and its teams. © NHL 2015. All Rights Reserved. National Hockey League Players’ Association, NHLPA and the NHLPA logo are trademarks of the NHLPA and are used under license. © NHLPA. All rights reserved.

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